INTEGRA RESOURCES CORP.

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MILLENNIAL PRECIOUS METALS CORP.

ARRANGEMENT AGREEMENT

February 26, 2023

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- ii -

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of February 26, 2023

BETWEEN:

INTEGRA RESOURCES CORP., a corporation organized under the laws of the Province of British Columbia (the "Purchaser")

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MILLENNIAL PRECIOUS METALS CORP., a corporation organized under the laws of the Province of British Columbia (the "Company")

WHEREAS the Purchaser proposes to acquire all of the issued and outstanding securities of the Company pursuant to the Arrangement (as defined herein), as provided in this Agreement;

AND WHEREAS the Company Board (as defined herein), following the receipt of a unanimous recommendation from the Special Committee after consultation with its financial and legal advisors and after receipt of the Fairness Opinion (as defined herein), has unanimously determined that the Arrangement is fair to the Company Shareholders (as defined herein) and that the Arrangement is in the best interests of the Company, and the Company Board has unanimously resolved, subject to the terms of this Agreement, to recommend that the Company Shareholders vote in favour of the Arrangement Resolution (as defined herein);

AND WHEREAS the Purchaser has entered into the Company Support Agreements (as defined herein) with the Supporting Company Shareholders (as defined herein), pursuant to which such Supporting Company Shareholders have agreed, subject to the terms and conditions thereof, to vote their Company Shares (as defined herein) in favour of the Arrangement Resolution;

NOW THEREFORE in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless otherwise defined or expressly stated herein or something in the subject matter or the context is inconsistent therewith:

"Acceptable Confidentiality Agreement" means a confidentiality agreement between the Company and a third party other than the Purchaser: (a) that is entered into in accordance with Section 5.1(c) hereof; (b) that contains confidentiality and standstill restrictions that are no less restrictive than those set out in the Confidentiality Agreement, provided that, notwithstanding the foregoing, such agreement may permit such third party to submit an Acquisition Proposal on a confidential basis to the Company Board; and (c) that does not preclude or limit the ability of the Company to disclose information relating to such agreement or the negotiations contemplated thereby to the Purchaser;

"Acquisition Agreement" has the meaning ascribed thereto in Section 5.1(e);

"Acquisition Proposal" means, whether or not in writing, other than the transactions contemplated by this Agreement and any transaction involving only the Company and/or one or more of its wholly-owned subsidiaries, any offer, proposal or inquiry from any person or group of persons acting jointly or in concert (as such term is defined in NI 62-104) other than the Purchaser or one or more of its affiliates, after the date of this Agreement, with respect to: (a) any take-over bid, tender offer, exchange offer or other transaction that, if consummated, would result in such person or group of persons acting jointly or in concert (as such term is defined in NI 62-104) beneficially owning 20% or more of any class of voting or equity securities of the Company or any of its subsidiaries; (b) any plan of arrangement, amalgamation, merger, share exchange, consolidation, recapitalization, reorganization, business combination or other similar transaction in respect of the Company or any of its subsidiaries; or (c) any sale or disposition (or any lease, license or other arrangement having the same economic effect as a sale or disposition), direct or indirect, through one or more related transactions, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated annual revenue of the Company and its subsidiaries or 20% or more of the voting or equity securities (or rights or interests in such voting or equity securities) of the Company or any of its subsidiaries;

"affiliate" and "associate" have the meanings respectively ascribed thereto under the Securities Act;

"Agreement" means this arrangement agreement (including the Schedules attached hereto), as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof;

"Arrangement" means the arrangement of the Company under Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Purchaser and the Company, each acting reasonably;

"Arrangement Resolution" means the special resolution approving the Arrangement to be considered at the Company Meeting, to be substantially in the form and content of Schedule B hereto;

"BCBCA" means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

"Bridge Loan Agreement" means a bridge loan agreement to be entered into between the Purchaser and the Company as soon as reasonably practicable following the date of this Agreement, pursuant to which the Purchaser or one of its affiliates will advance, or cause to be advanced, to the Company an unsecured bridge loan in the principal amount of not less than $500,000, which bridge loan agreement shall: (a) bear interest at a rate of 6.5% per annum from the date of advance until the repayment of the principal amount in full; (b) have a maturity date of 120 days from the issue date; and (c) not accelerate and become due in connection with the termination of this Agreement, as such agreement may be amended, supplemented or otherwise modified from time to time in accordance with its terms;

"Business Day" means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Toronto, Ontario or in Vancouver, British Columbia are authorized or required by applicable Law to be closed;

"Code" means the United States Internal Revenue Code of 1986, as amended;

"commercially reasonable efforts" with respect to any Party means the cooperation of such Party and the use by such Party of its reasonable efforts consistent with reasonable commercial practice without payment or incurrence of any material liability or obligation;

"Company" means Millennial Precious Metals Corp., a corporation organized under the laws of the Province of British Columbia;

"Company Annual Financial Statements" means the audited consolidated financial statements of the Company as at and for the years ended December 31, 2021 and December 31, 2020, including the notes thereto and the auditor's report thereon;

"Company Board" means the board of directors of the Company, as constituted from time to time;

"Company Board Recommendation" means the unanimous determination of the Company Board, following the receipt of a unanimous recommendation from the Special Committee after consultation with its legal and financial advisors, that the Arrangement is fair to the Company Shareholders and it is in the best interests of the Company and the unanimous recommendation of the Company Board to Company Shareholders that they vote in favour of the Arrangement Resolution;

"Company Budget" means the draft budget of the Company for 2023 attached to the Company Disclosure Letter;

"Company Change of Recommendation" has the meaning ascribed thereto in Section 6.1(c)(i);

"Company Circular" means the notice of meeting and accompanying management information circular (including all schedules, appendices and exhibits thereto, and information incorporated by reference therein) to be sent to the Company Shareholders in connection with the Company Meeting, including any amendments or supplements thereto;

"Company Diligence Information" means the documents provided or made available to the Purchaser by the Company following execution of the Confidentiality Agreement and prior to the execution of this Agreement for the purposes of its due diligence in connection with the Arrangement, including all documents included in the Company Public Disclosure Record and in any electronic data room to which the Purchaser has been provided access;

"Company Disclosure Letter" means the disclosure letter dated the date hereof regarding this Agreement that has been executed by the Company and delivered to the Purchaser concurrently with the execution of this Agreement;

"Company Equity Incentive Plans" means, collectively, the Company Option Plan and the Company RSU Plan;

"Company Financial Statements" means, collectively, the Company Annual Financial Statements and the Company Interim Financial Statements;

"Company Interim Financial Statements" means the unaudited condensed consolidated interim financial statements of the Company as at and for the three and nine months ended September 30, 2022, including the notes thereto;

"Company Material Adverse Effect" means any change, effect, event, occurrence or development that, taken together with all other changes, effects, events, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities) or financial condition of the Company and its subsidiaries, taken as a whole, provided, however, that any change, effect, event, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, a Company Material Adverse Effect:

(a) any change, development or condition in or relating to general political, economic or financial or capital market conditions in Canada, the United States or globally;

(b) any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority (including COVID-19 Measures);

(c) any change, development or condition affecting the global mining industry in general;

(d) any change, development or condition resulting from any outbreak, escalation or worsening of hostilities or declared or undeclared war or act of sabotage or terrorism or any natural or man-made disaster (including any hurricane, flood, tornado, earthquake, weather condition or other force majeure event) or general outbreaks of illness (including COVID-19);

(e) any changes in the price of gold or silver;

(f) any generally applicable changes in IFRS;

(g) the negotiation, execution, announcement, consummation or pendency of this Agreement, including any Proceeding in respect of this Agreement or the transactions contemplated hereby;

(h) any action taken (or omitted to be taken) at the written request, or with the prior written consent, of the Purchaser, or any action omitted to be taken as a result of the refusal of the Purchaser to provide a consent required by the Company to such action;

(i) any action taken (or omitted to be taken) by the Company or any of its subsidiaries that is required to be taken (or omitted to be taken) pursuant to this Agreement; or

(j) any change in the market price or trading volume of the Company Shares as a result of the announcement of the execution of this Agreement or of the transactions contemplated hereby;

provided, however, that each of clauses (a) through (f) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein materially disproportionately adversely affect the Company and its subsidiaries taken as a whole in comparison to other persons who operate in the gold and silver mining industry and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Company Material Adverse Effect has occurred;

"Company Material Properties" mean the following mineral property interests of the Company:

(a) those patented and unpatented lode claims comprising the "Wildcat Property" located in Pershing County in northwest Nevada, U.S.; and

(b) those unpatented lode claims comprising the "Mountain View Property" located in Washoe County in northwest Nevada, U.S.;

"Company Meeting" means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering the Arrangement Resolution and for any other purpose as may be set out in the Company Circular;

"Company Option Plan" means the stock option plan of the Company, which plan was most recently approved by the Company Shareholders on June 27, 2022;

"Company Optionholder" means a holder of one or more Company Options;

"Company Options" means options to acquire Company Shares granted pursuant to or otherwise subject to the Company Option Plan;

"Company Properties" has the meaning ascribed thereto in Section 3.1(w)(i);

"Company Public Disclosure Record" means all documents filed by or on behalf of the Company on SEDAR since January 1, 2021;

"Company RSU Holder" means a holder of one or more Company RSUs;

"Company RSU Plan" means the amended and restated restricted share unit plan of the Company, which plan was most recently approved by the Company Shareholders on June 27, 2022;

"Company RSUs" means restricted share units granted pursuant to or otherwise subject to the Company RSU Plan;

"Company Securityholder" means a holder of one or more Company Shares, Company Options, Company RSUs or Company Warrants;

"Company Senior Management" means the Company's President and Chief Executive Officer; Chief Financial Officer; Vice President, Corporate Development; and Vice President, Exploration;

"Company Shareholder" means a holder of one or more Company Shares;

"Company Shares" means the common shares in the capital of the Company;

"Company Support Agreements" means the voting and support agreements dated as of the date hereof between the Purchaser and the Supporting Company Shareholders and other voting and support agreements that may be entered into after the date hereof by the Purchaser and other shareholders of the Company, which agreements provide that such shareholders shall, among other things, vote all Company Shares of which they are the registered or beneficial holder, or over which they exercise control or direction, in favour of the Arrangement Resolution and not dispose of their Company Shares, and including all amendments thereto;

"Company Technical Reports" has the meaning ascribed thereto in Section 3.1(z)(ii);

"Company Warrantholder" means a holder of one or more Company Warrants;

"Company Warrants" means warrants to acquire Company Shares;

"Competition Act" means the Competition Act (Canada), R.S.C., c. C-34, as amended, and any regulations promulgated thereunder;

"Confidentiality Agreement" means the confidentiality agreement dated as of October 17, 2022 between the Purchaser and the Company;

"Consideration Shares" means the Purchaser Shares to be issued pursuant to the Arrangement;

"Contract" means any legally binding contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership, note, instrument, or other right or obligation (whether written or oral) to which a Party, or any of its subsidiaries, is a party or by which a Party, or any of its subsidiaries, is bound or to which any of their respective properties or assets is subject, but shall not include any Employee Plans or any contract, agreement, obligation, promise, commitment or undertaking relating to any Employee Plans;

"Court" means the Supreme Court of British Columbia, or other court as applicable;

"COVID-19" means the coronavirus disease 2019 (commonly referred to as COVID-19), caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and/or any other virus or disease developing from or arising as a result of SARS-CoV-2 and/or COVID-19;

"COVID-19 Measures" means measures undertaken by the Company or the Purchaser or any of their respective subsidiaries to comply with any quarantine, "shelter in place", "stay at home", workforce reduction, social distancing, curfew, shut down, closure, sequester, travel restrictions or any other applicable Laws, or any other similar directives, guidelines or recommendations issued by any Governmental Authority, in each case in connection with or in response to COVID-19;

"COVID-19 Returns" means any and all returns, reports, records, calculations, declarations, elections, attestations, notices, forms, designations, filings and statements filed or required to be filed, or required to be kept on file, in respect of any COVID-19 Subsidy;

"COVID-19 Subsidy" means the Canada Emergency Rent Subsidy, the Canada Emergency Wage Subsidy, and any other COVID-19 related direct or indirect wage, rent or other subsidy or loan offered by a federal, provincial, territorial, state, local or foreign Governmental Authority;

"Depositary" means TSX Trust Company or any other trust company, bank or other financial institution agreed to in writing by each of the Parties, acting reasonably, for the purpose of, among other things, exchanging certificates representing Company Shares for the Share Consideration in connection with the Arrangement;

"Dissent Rights" has the meaning ascribed thereto in Section 1.01 of the Plan of Arrangement;

"Dissenting Company Shareholder" has the meaning ascribed thereto in Section 1.01 of the Plan of Arrangement;

"Effective Date" has the meaning ascribed thereto in Section 1.01 of the Plan of Arrangement;

"Effective Time" has the meaning ascribed thereto in Section 1.01 of the Plan of Arrangement;

"Employee Plans" means all employee benefit plans, including any bonus plans, incentive plans, pension plans, retirement savings plans, stock purchase plans, profit sharing plans, stock option plans, stock appreciation plans, phantom stock plans, termination pay (other than as required by applicable Law), change of control payment, group health and welfare insurance plans (including life, medical, hospitalization, dental, vision, drug and disability coverage), and any other similar plans, programmes, arrangements or practices relating to any current or former director, officer or employee of the Company or any of its subsidiaries, which is administered or contributed to by the Company or any of its subsidiaries or in respect of which the Company or any of its subsidiaries has any obligation or liability, in each case, other than benefit plans established pursuant to statute, such as the Canada Pension Plan and Employment Insurance program;

"Environment" means the natural environment (including soil, land surface or subsurface strata, surface water, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, including human health, and any other environmental medium or natural resource);

"Environmental Approvals" means all permits, certificates, licences, authorizations, consents, orders, grants, instructions, registrations, directions, approvals, rulings, decisions, decrees, conditions, notifications, orders, demands or other authorizations, whether or not having the force of law, issued or required by any Governmental Authority pursuant to any Environmental Law;

"Environmental Laws" means Laws, including applicable United States federal and state Laws, aimed at or relating to, or imposing liability or standards of conduct for or relating to, development, operation, reclamation or restoration of properties; abatement of pollution; protection of the Environment; protection of wildlife, including endangered species; management, treatment, storage, disposal or control of, or exposure to, Hazardous Substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or Hazardous Substances; and all other applicable Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or Hazardous Substances;

"ERISA" means the United States Employee Retirement Income Security Act of 1974, as amended;

"ERISA Affiliate" means any person, trade or business, whether or not incorporated, that together with the Company is treated as a single employer or under common control for purposes of Section 414(b), (c), (m) or (o) of the Code;

"Fairness Opinion" means the opinion of the Independent Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Share Consideration to be received by the Company Shareholders under the Arrangement is fair, from a financial point of view, to the Company Shareholders;

"Final Order" means the order of the Court approving the Arrangement under Section 291(4) of the BCBCA, after being informed of the intention to rely upon the exemption from registration pursuant to Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares and the Replacement Options issued pursuant to the Arrangement, in form and substance acceptable to both the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

"Government Official" means: (a) any person employed or appointed by a Governmental Authority or any political subdivision thereof, or a public international organization; (b) any person who performs public duties or functions for a Governmental Authority or any political subdivision thereof, or for a public international organization; (c) any person employed or appointed by, or acting for or on behalf of, a corporation, agency, department, board, commission or enterprise that is wholly or partially owned or controlled by a Governmental Authority or any political subdivision thereof, or a public international organization; or (d) elected officials, candidates for public office, political parties, and officers, employees, representatives and agents of political parties;

"Governmental Authority" means: (a) any international, multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing; (b) any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing; and (c) any stock exchange, including the TSXV;

"Hazardous Substances" means any waste or other substance that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, corrosive, explosive, infectious, carcinogenic, mutagenic or toxic or a pollutant or a contaminant under or pursuant to, or that could result in liability under, any applicable Environmental Laws including petroleum and all derivatives thereof or synthetic substitutes therefor, hydrogen sulphide, arsenic, cyanide, cadmium, lead, mercury, polychlorinated biphenyls ("PCBs"), PCB-containing equipment and material, mould, asbestos, asbestos-containing material, urea-formaldehyde, urea-formaldehyde-containing material, radioactive material and any other material or substance that may impair the natural environment, the health of any individual, property or plant or animal life;

"IFRS" means International Financial Reporting Standards as issued by the International Accounting Standards Board, as adopted in Canada, at the relevant time applied on a consistent basis;

"Indemnified Parties" has the meaning ascribed thereto in Section 4.9(a);

"Independent Financial Advisor" means Stifel Nicolaus Canada Inc.;

"Interim Order" means the interim order of the Court to be issued following the application therefor submitted to the Court pursuant to Section 291(2) of the BCBCA as contemplated by Section 2.2(b), after being informed of the intention to rely upon the exemption from registration pursuant to Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares and the Replacement Options issued pursuant to the Arrangement, in form and substance acceptable to both the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both the Company and the Purchaser, each acting reasonably;

"Investment Canada Act" means the Investment Canada Act (Canada), R.S.C. 1985, c.29 (1st Supp.), as amended and any regulations promulgated thereunder;

"Joint Venture" means a joint venture, partnership or other similar arrangement, whether in corporate, partnership, contractual or other legal form, in which the Company directly or indirectly holds voting shares, equity interests or other rights of participation but which is not a subsidiary of the Company, and any subsidiary of any such entity;

"Laws" means all laws, statutes, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements, including applicable United States federal and state laws, of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term "applicable" with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

"Liens" means any pledge, claim, lien, charge, option, hypothec, mortgage, deed of trust, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

"Litigation" has the meaning ascribed thereto in Section 4.1(o);

"Material Contract" means: (a) any Contract to which the Company or any of its subsidiaries is party or by which it or any of its assets, rights or properties are bound, that, if terminated or modified, would have a Company Material Adverse Effect; (b) any lease of real property by the Company or its subsidiaries, as tenant, with third parties; (c) any Contract under which the Company or any of its subsidiaries is obliged to make payments, or receives payments, in excess of US$100,000 in the aggregate; (d) any partnership, limited liability company agreement, joint venture, alliance agreement or other similar agreement or arrangement relating to the formation, creation, operation, management, business or control of any partnership or Joint Venture; (e) other than the Company Support Agreements, any shareholders or stockholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments with respect to any shares or other equity interests of the Company or its subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any shares or other equity securities of the Company or its subsidiaries that the Company has access to; (f) any Contract under which indebtedness of the Company or its subsidiaries for borrowed money is outstanding or may be incurred or pursuant to which any property or asset of the Company or its subsidiaries is mortgaged, pledged or otherwise subject to a Lien securing indebtedness in excess of US$100,000; (g) any Contract under which the Company or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of any person in excess of US$100,000, excluding guarantees or intercompany liabilities or obligations between the Company and its subsidiaries; (h) any Contract restricting the incurrence of indebtedness by the Company or its subsidiaries or the incurrence of Liens on any properties or securities of the Company or its subsidiaries or restricting the payment of dividends or other distributions; (i) any Contract that purports to limit in any material respect the right of the Company or its subsidiaries to (i) engage in any line of business or (ii) compete with any person or operate or acquire assets in any location; (j) any Contract by virtue of which any of the Company Properties were acquired or are held by the Company or its subsidiaries or pursuant to which the construction, ownership, operation, exploration, exploitation, extraction, development, production, transportation, refining or marketing of such Company Properties are subject or which grant rights which are or may be used in connection therewith; (k) any Contract providing for the sale or exchange of, or option to sell or exchange, the Company Material Properties or any property or asset with a fair market value in excess of US$100,000, or for the purchase or exchange of, or option to purchase or exchange, the Company Material Properties or any property or asset with a fair market value in excess of US$100,000, in each case entered into in the past 12 months or in respect of which the applicable transaction has not been consummated; (l) any Contract entered into in the past 12 months or in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition, directly or indirectly (by merger or otherwise), of material assets or shares (or other equity interests) of another person for aggregate consideration in excess of US$100,000, in each case other than in the ordinary course of business; (m) any Contract providing for indemnification by the Company or its subsidiaries, other than Contracts which provide for indemnification obligations of less than US$100,000; (n) any Contract providing for a royalty, streaming or similar arrangement or economically equivalent arrangement in respect of any of the Company Properties; (o) any standstill or similar Contract currently restricting the ability of the Company to offer to purchase or purchase the assets or equity securities of another person; or (p) any Contract that is a material agreement with a Governmental Authority or with any Native American or aboriginal group;

"material fact" has the meaning attributed to such term under the Securities Act;

"MI 61-101" means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

"misrepresentation" has the meaning attributed to such term under the Securities Act;

"Money Laundering Laws" has the meaning ascribed thereto in Section 3.1(p)(iii);

"Multiemployer Plan" means a "multiemployer plan" within the meaning of and subject to Sections 3(37) or 4001(a)(3) of ERISA;

"Newmont ROFR" means the right of first refusal in favour of Newmont USA Limited pursuant to section 3.4 of the Newmont ROFR Agreement;

"Newmont ROFR Agreement" means the agreement dated October 7, 2002 among Newmont USA Limited, Newmont Mining Corporation, Newmont Capital Limited, Vista Gold Corporation and Vista Nevada Corp., as may be amended, restated, supplemented, modified, replaced or renewed from time to time;

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

"NI 52-109" means National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings;

"NI 62-104" means National Instrument 62-104 - Takeover Bids and Issuer Bids;

"ordinary course of business", or any similar reference, means, with respect to an action taken or to be taken by any person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person, as the same may be varied to take into account any response to the actual or reasonably anticipated effect of the COVID-19 pandemic;

"Outside Date" means June 9, 2023 or such later date as may be agreed to in writing by the Parties, each acting reasonably;

"Parties" means the parties to this Agreement and "Party" means any one of them;

"Permit" means any lease, license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Authority;

"Permitted Liens" means, as of any particular time and in respect of any particular person, each of the following Liens:

(a) Liens for Taxes which are not yet due or delinquent or that are being contested in good faith and that have been adequately reserved on the person's financial statements;

(b) undetermined or inchoate or statutory Liens of contractors, subcontractors, mechanics, materialmen, carriers, workmen, suppliers, warehousemen, repairmen and similar Liens granted or which arise in the ordinary course of business and which relate to obligations not yet due or delinquent;

(c) Liens arising under or in connection with zoning, building codes and other land use Laws regarding the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Authority;

(d) the right reserved to or vested in any Governmental Authority by any statutory provisions or by the terms of any lease, license, franchise, grant, authorization or Permit of such person or any of its subsidiaries, to terminate any such lease, license, franchise, grant, authorization or Permit, or to require annual or other payments as a condition of their continuance;

(e) easements, rights-of-way, encroachments, restrictions, covenants, conditions and other similar matters that, individually or in the aggregate, do not materially and adversely impact such person's and its subsidiaries' current or contemplated use, occupancy, utility or value of the applicable real property;

(f) all matters of public record affecting title to real property; and

(g) in the case of the Company, Liens listed in Section 1.1 of the Company Disclosure Letter;

"person" includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status;

"Plan of Arrangement" means the plan of arrangement substantially in the form and content set out in Schedule A hereto, as amended, modified or supplemented from time to time in accordance with this Agreement and Article 7 of the Plan of Arrangement or at the direction of the Court in the Final Order, with the consent of the Company and the Purchaser, each acting reasonably;

"Pre-Acquisition Reorganization" has the meaning ascribed to it in Section 4.10;

"Proceedings" has the meaning ascribed thereto in Section 3.1(s);

"Purchaser" means Integra Resources Corp., a corporation organized under the laws of the Province of British Columbia;

"Purchaser Annual Financial Statements" means the audited consolidated financial statements of the Purchaser as at and for the years ended December 31, 2021 and December 31, 2020 including the notes thereto and the auditor's report thereon;

"Purchaser Board" means the board of directors of the Purchaser, as constituted from time to time;

"Purchaser Credit Agreement" means the credit agreement dated as of July 28, 2022 among the Purchaser, as borrower, Integra Resources Holdings Canada Inc., Integra Holdings U.S. Inc. and DeLamar Mining Company, as guarantors, and Beedie Investments Ltd., as lender, as may be amended, restated, supplemented, modified, replaced or renewed from time to time;

"Purchaser Diligence Information" means the documents provided or made available to the Company by the Purchaser following execution of the Confidentiality Agreement and prior to the execution of this Agreement for the purposes of its due diligence in connection with the Arrangement, including all documents included in the Purchaser Public Disclosure Record and in any electronic data room to which the Company has been provided access;

"Purchaser Financial Statements" means, collectively, the Purchaser Annual Financial Statements and the Purchaser Interim Financial Statements;

"Purchaser Financing" means one or more financings by the Purchaser to be completed on or prior to the Effective Date and involving the issuance of subscription receipts of the Purchaser for aggregate gross proceeds of no less than C$35 million, whereby the proceeds of such financing(s), less a portion of the expenses of any underwriters or agents, will be placed into escrow and released immediately prior to, at or immediately after the Effective Time;

"Purchaser Interim Financial Statements" means the unaudited condensed interim consolidated financial statements of the Purchaser as at and for the three and nine months ended September 30, 2022, including the notes thereto;

"Purchaser Material Adverse Effect" means any change, effect, event, occurrence or development that, taken together with all other changes, effects, events, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities) or financial condition of the Purchaser and its subsidiaries, taken as a whole, provided, however, that any change, effect, event, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, a Purchaser Material Adverse Effect:

(a) any change, development or condition in or relating to general political, economic or financial or capital market conditions in Canada, the United States or globally;

(b) any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority (including COVID-19 Measures);

(c) any change, development or condition affecting the global mining industry in general;

(d) any change, development or condition resulting from any outbreak, escalation or worsening of hostilities or declared or undeclared war or act of sabotage or terrorism or any natural or man-made disaster (including any hurricane, flood, tornado, earthquake, weather condition or other force majeure event) or general outbreaks of illness (including COVID-19);

(e) any changes in the price of gold or silver;

(f) any generally applicable changes in IFRS;

(g) the negotiation, execution, announcement, consummation or pendency of this Agreement, including any Proceeding in respect of this Agreement or the transactions contemplated hereby;

(h) any action taken (or omitted to be taken) at the written request, or with the prior written consent, of the Company, or any action omitted to be taken as a result of the refusal of the Company to provide a consent required by the Purchaser to such action

(i) any action taken (or omitted to be taken) by the Purchaser or any of its subsidiaries that is required to be taken (or omitted to be taken) pursuant to this Agreement; or

(j) any change in the market price or trading volume of the Purchaser Shares as a result of the announcement of the execution of this Agreement or of the transactions contemplated hereby;

provided, however, that each of clauses (a) through (f) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein materially disproportionately adversely affect the Purchaser and its subsidiaries taken as a whole in comparison to other persons who operate in the gold and silver mining industry and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a Purchaser Material Adverse Effect has occurred;

"Purchaser Material Property" means those unpatented lode, placer and mill site claims, and tax parcels comprised of patented mining claims, as well as certain leasehold and easement interests, comprising the "DeLamar Property", and which encompasses the DeLamar and Florida Mountain deposit areas, located in Owyhee County, Idaho, U.S.;

"Purchaser Properties" has the meaning ascribed thereto in Section 3.2(z)(i);

"Purchaser Public Disclosure Record" means all documents filed by or on behalf of the Purchaser on SEDAR since January 1, 2021;

"Purchaser Senior Management" means the Purchaser's President and Chief Executive Officer; Chief Financial Officer; Chief Operating Officer; Executive Vice President, Corporate Development and IR; and Vice President, Exploration;

"Purchaser Shareholder" means a holder of one or more Purchaser Shares;

"Purchaser Shares" means common shares in the capital of the Purchaser;

"Purchaser Technical Report" means the technical report prepared for the Purchaser entitled "Technical Report and Preliminary Feasibility Study for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA" dated March 22, 2022 with an effective date of January 24, 2022;

"Regulatory Approvals" means sanctions, rulings, consents, orders, exemptions, permits, waivers, early termination authorizations, clearances, written confirmations of no intention to initiate legal proceedings and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made), including applicable United States federal and state Laws, of Governmental Authorities required in relation to the consummation of the transactions contemplated hereby;

"Release" means any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment;

"Remedial Action" shall mean any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, reclamation, clean-up, remediation, closure, site restoration, remedial response or remedial work, in each case in relation to environmental matters;

"Replacement Option" has the meaning ascribed thereto in Section 1.01 of the Plan of Arrangement;

"Representatives" means, collectively, with respect to a Party, that Party's officers, directors, employees, consultants, advisors, agents or other representatives (including lawyers, accountants, investment bankers and financial advisors);

"Returns" means all returns, reports, COVID-19 Returns, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

"Sanctioned Person" means (i) any person currently identified, listed or designated under the Sanctions Laws, (ii) any person located, organized, resident, doing business or operating in a country or territory that is, or whose government is, the subject of Sanctions Laws which prohibit a person resident in, or a national of, Canada, the United States, the United Kingdom or the European Union from doing business with or in that jurisdiction, or (iii) any person directly or indirectly owned or controlled by, or acting for the benefit or on behalf of, a person described in clause (i) or (ii);

"Sanctions Laws" means economic and financial sanctions Laws administered, enacted or enforced from time to time by Government Authorities of Canada, the United States, the European Union, the United Kingdom or the United Nations Security Council;

"Securities Act" means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder;

"Securities Laws" means the Securities Act and all other applicable Canadian provincial and territorial securities Laws;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Share Consideration" means 0.23 of a Purchaser Share for each Company Share;

"Special Committee" means the special committee established by the Company Board in connection with the transactions contemplated by this Agreement;

"subsidiary" means, with respect to a specified entity, any:

(a) corporation of which issued and outstanding voting securities of such corporation to which are attached more than 50% of the votes that may be cast to elect directors of the corporation (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are owned by such specified entity and the votes attached to those voting securities are sufficient, if exercised, to elect a majority of the directors of such corporation;

(b) partnership, unlimited liability company, joint venture or other similar entity in which such specified entity has more than 50% of the equity interests and the power to direct the policies, management and affairs thereof; and

(c) a subsidiary (as defined in clauses (a) and (b) above) of any subsidiary (as so defined) of such specified entity;

"Superior Proposal" means a bona fide Acquisition Proposal made in writing on or after the date of this Agreement by a person or persons "acting jointly or in concert" (as such term is defined in NI 62-104) (other than the Purchaser and its affiliates) that did not result from a breach of Article 5 (other than any immaterial or inconsequential breach) and which (or in respect of which):

(a) is to acquire not less than all of the outstanding Company Shares not owned by the person or persons or all or substantially all of the assets of the Company on a consolidated basis;

(b) the Company Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is more favourable, from a financial point of view, to the Company Shareholders than the Arrangement (taking into account any amendments to this Agreement and the Arrangement proposed by the Purchaser pursuant to Section 5.1(g));

(c) is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full;

(d) is not subject to any due diligence or access condition;

(e) the Company Board has determined in good faith, after consultation with financial advisors and outside legal counsel, is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person or persons making such Acquisition Proposal; and

(f) the Company has sufficient financial resources available to pay or has made arrangements to pay any Termination Fee payable pursuant to the terms hereof in accordance with the terms hereof;

"Superior Proposal Notice Period" has the meaning ascribed thereto in Section 5.1(f)(iii);

"Supporting Company Shareholders" means, collectively, the directors of the Company and the Company Senior Management, each of whom have entered into a Company Support Agreement;

"Surviving Corporation" means any corporation or other entity continuing following the amalgamation, merger, consolidation or winding up of the Company with or into one or more other entities (pursuant to a statutory procedure or otherwise);

"Tax" or "Taxes" means any and all taxes, dues, duties, rates, imposts, fees, levies, other assessments, tariffs, charges or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including all income taxes, including any tax on or based on net income, gross income, income as specifically defined, earnings, gross receipts, capital gains, profits, business royalty or selected items of income, earnings or profits, and specifically including any federal, provincial, state, territorial, county, municipal, local or foreign taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, payroll taxes, health taxes, employment taxes, withholding taxes, sales taxes, use taxes, goods and services taxes, harmonized sales taxes, custom duties, value added taxes, ad valorem taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, gross receipts taxes, licence taxes, occupation taxes, real and personal property taxes, stamp taxes, anti-dumping taxes, countervailing taxes, occupation taxes, environment taxes, transfer taxes, special COVID-19 tax relief (including, for greater certainty, any COVID-19 Subsidy), and employment or unemployment insurance premiums, social insurance premiums and worker's compensation premiums and pension (including Canada Pension Plan) payments, and other taxes, fees, imposts, assessments or charges of any kind whatsoever together with any interest, penalties, additional taxes, fines and other charges and additions that may become payable in respect thereof including any interest in respect of such interest, penalties and additional taxes, fines and other charges and additions, whether disputed or not, and any transferee or secondary liability in respect of any of the foregoing;

"Tax Act" means the Income Tax Act (Canada), as amended;

"Termination Fee" has the meaning ascribed thereto in Section 5.2(b);

"Termination Fee Event" has the meaning ascribed thereto in Section 5.2(a);

"TSXV" means the TSX Venture Exchange;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

"U.S. Investment Company Act" means the United States Investment Company Act of 1940, as amended;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

"U.S. Securities Laws" means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder;

"U.S. Treasury Regulations" means the treasury regulations under the Code; and

"United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.

1.2 Currency

Except where otherwise specified: (a) all references to currency herein are to lawful money of Canada and "$" refers to Canadian dollars; and (b) "US$" refers to United States dollars.

1.3 Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", "hereunder" and similar expressions refer to this Agreement, including the Schedules hereto, and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to an Article, Section or Schedule by number or letter or both are to that Article, Section or Schedule in or to this Agreement.

1.4 Knowledge

Any reference in this Agreement to the "knowledge" of the Company, means to the knowledge and information of the Company Senior Management after making due inquiry regarding the relevant matter. Any reference in this Agreement to the "knowledge" of the Purchaser, means to the knowledge and information of the Purchaser Senior Management after making due inquiry regarding the relevant matter.

1.5 Extended Meanings, Etc.

Unless the context otherwise requires, words importing the singular number only include the plural and vice versa; words importing any gender include all genders. The terms "including" or "includes" and similar terms of inclusion, unless expressly modified by the words "only" or "solely", mean "including without limiting the generality of the foregoing" and "includes without limiting the generality of the foregoing". Any Contract, instrument or Law defined or referred to herein means such Contract, instrument or Law as from time to time amended, modified, supplemented or consolidated, including, in the case of Contracts or instruments, by waiver or consent and, in the case of Laws, by succession of comparable successor Laws, and all attachments thereto and instruments incorporated therein and, in the case of statutory Laws, all rules and regulations made thereunder.

1.6 Date of any Action

In the event that any date on which any action is required or permitted to be taken hereunder by any of the Parties is not a Business Day, such action will be required or permitted to be taken on the next succeeding day which is a Business Day.

1.7 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS consistently applied.

1.8 Statutes

Any reference to a statute refers to such statute and all rules and regulations made or promulgated under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

1.9 Consent

If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

1.10 Schedules

The following are the Schedules to this Agreement:

Schedule A - Plan of Arrangement

Schedule B - Arrangement Resolution

ARTICLE 2
THE ARRANGEMENT

2.1 The Arrangement and Effective Date

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement. From and after the Effective Time, the steps to be carried out pursuant to the Arrangement shall become effective in accordance with the Plan of Arrangement. The closing of the transactions contemplated hereby and by the Plan of Arrangement will take place on the Effective Date at the offices in Vancouver, British Columbia of Cassels Brock & Blackwell LLP, or such other place as may be agreed to by the Parties. The Effective Date shall occur on the date upon which the Company and the Purchaser agree in writing to be the Effective Date, following the satisfaction or waiver (subject to applicable Laws) of the last of the conditions set forth in Article 7 (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date) or, in the absence of such agreement, three (3) Business Days following the satisfaction or waiver (subject to applicable Laws) of the last of the conditions set forth in Article 7 (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date). The Arrangement shall be effective at the Effective Time on the Effective Date.

2.2 Implementation Steps by the Company

The Company covenants in favour of the Purchaser that, subject to the terms of this Agreement, the Company will:

(a) subject to compliance with applicable Securities Laws, prior to the next opening of markets in Toronto, Ontario following the execution of this Agreement, issue a news release announcing the entering into of this Agreement and other related matters referred to in Section 4.4(a), which news release shall be satisfactory in form and substance to each of the Company and the Purchaser, each acting reasonably, and, thereafter, file such news release and a corresponding material change report in prescribed form in accordance with applicable Securities Laws;

(b) as soon as reasonably practicable after the execution of this Agreement and, subject to the Purchaser's compliance with Section 2.5(e) and Section 4.5(j), in any event, not later than March 28, 2023 apply to, and have the hearing for the Interim Order before, the Court pursuant to Section 291(2) of the BCBCA in a manner and form acceptable to the Purchaser, acting reasonably, and thereafter proceed with such application and diligently pursue obtaining the Interim Order;

(c) lawfully convene and hold the Company Meeting in accordance with the Interim Order, the Company's notice of articles and articles and applicable Laws, as soon as reasonably practicable after the Interim Order is issued and, subject to the Purchaser's compliance with Section 2.5(e) and Section 4.5(j), in any event, not later than May 2, 2023, for the purpose of having the Company Shareholders consider the Arrangement Resolution, and will not, unless the Purchaser otherwise consents in writing, adjourn, postpone or cancel the Company Meeting or propose to do any of the foregoing except:

(i) for an adjournment as required for quorum purposes or by applicable Law or a Governmental Authority; or

(ii) as required or permitted under Section 5.1(h) or Section 6.3;

(d) subject to the terms of this Agreement, solicit from the Company Shareholders proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any person that is inconsistent with, or which seeks (without the Purchaser's consent) to hinder or delay the completion of the transactions contemplated by this Agreement including, at the Company's discretion or if so requested by the Purchaser, using the services of a proxy solicitation agent, at the expense of the Purchaser, and cooperating with any persons engaged by the Purchaser, to solicit proxies in favour of the approval of the Arrangement Resolution, recommend to all Company Shareholders that they vote in favour of the Arrangement Resolution, and use commercially reasonable efforts to take all other actions that are reasonably necessary or desirable to obtain the approval of the Arrangement by the Company Shareholders; provided that, the Company shall not be required to solicit from the Company Shareholders proxies in favour of the approval of the Arrangement Resolution, or take any other actions under this Section 2.2(d), if a Company Change of Recommendation has been made in accordance with Section 5.1(f);

(e) advise the Purchaser as reasonably requested, and on a daily basis commencing ten (10) Business Days prior to the Company Meeting, as to the aggregate tally of the proxies and votes received in respect of the Company Meeting and all matters to be considered at the Company Meeting;

(f) consult with the Purchaser in fixing the date of the Company Meeting, promptly provide the Purchaser with any notice relating to the Company Meeting and allow Representatives of the Purchaser to attend the Company Meeting;

(g) not change the record date for the Company Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by applicable Law or the Company's notice of articles and articles (it being understood that a change will not be required where such date has been provided for in the Interim Order); and

(h) subject to obtaining the Final Order and to the satisfaction or waiver (subject to applicable Laws) of each of the conditions set forth in Article 7 (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date), as soon as reasonably practicable thereafter, take all steps and actions, including, if applicable, making all filings with Governmental Authorities necessary to give effect to the Arrangement and carry out the terms of the Plan of Arrangement applicable to each of them prior to the Outside Date, all in accordance with and subject to the other terms and conditions of this Agreement.

2.3 Implementation Steps by the Purchaser

The Purchaser covenants in favour of the Company that, subject to the terms of this Agreement, the Purchaser will:

(a) subject to compliance with applicable Securities Laws, prior to the next opening of markets in Toronto, Ontario following the execution of this Agreement, issue a news release announcing the entering into of this Agreement and other related matters referred to in Section 4.5(a), which news release shall be satisfactory in form and substance to each of the Purchaser and the Company, each acting reasonably, and, thereafter, file such news release and a corresponding material change report in prescribed form in accordance with applicable Securities Laws; and

(b) cooperate with, assist and consent to the Company seeking the Interim Order and the Final Order and, subject to the Company obtaining the Final Order and to the satisfaction or waiver (subject to applicable Laws) of each of the conditions set forth in Article 7 (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date), as soon as reasonably practicable thereafter, take all steps and actions including, if applicable, making all filings with Governmental Authorities necessary to give effect to the Arrangement and carry out the terms of the Plan of Arrangement applicable to each of them prior to the Outside Date.

2.4 Interim Order

The application referred to in Section 2.2(b) shall, unless the Company and the Purchaser otherwise agree, include a request that the Interim Order provide, among other things:

(a) for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b) confirmation of the record date for the purposes of determining the Company Shareholders entitled to receive notice of and vote at the Company Meeting (which date shall be fixed and published by the Company in consultation with the Purchaser);

(c) that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval by the Court and without the necessity of first convening the Company Meeting or first obtaining any vote of the Company Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as the Company Board may determine is appropriate in the circumstances;

(d) that the record date for the Company Shareholders entitled to receive notice of and to vote at the Company Meeting will not change in respect of or as a consequence of any adjournment or postponement of the Company Meeting, unless required by Law;

(e) that the requisite and sole approval of the Arrangement Resolution will be: (i) 66⅔% of the votes cast on the Arrangement Resolution by the Company Shareholders present in person or represented by proxy and entitled to vote at Company Meeting; and (ii) if required, a simple majority of the votes cast on the Arrangement Resolution by Company Shareholders present in person or represented by proxy and entitled to vote at the Company Meeting, excluding for the purposes of (ii) the votes in respect of Company Shares held or controlled by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101;

(f) that in all other respects, the terms, conditions and restrictions of the Company's constating documents, including quorum requirements and other matters shall apply with respect to the Company Meeting;

(g) that the Parties intend to rely upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof for the issuance of the Consideration Shares and the Replacement Options pursuant to the Arrangement, subject to and conditioned on the Court's determination that the Arrangement is substantively and procedurally fair to Company Shareholders who are entitled to receive Consideration Shares and to Company Optionholders who are entitled to receive Replacement Options pursuant to the Arrangement and based on the Court's approval of the Arrangement;

(h) for the grant of Dissent Rights to the Company Shareholders who are registered holders of Company Shares as contemplated in the Plan of Arrangement;

(i) for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(j) that each Company Securityholder and any other affected person shall have the right to appear before the Court at the hearing of the Court to approve the application for the Final Order so long as they enter a response by the time stipulated in the Interim Order;

and, subject to the consent of the Company (such consent not to be unreasonably withheld or delayed), the Company shall also request that the Interim Order provide for such other matters as the Purchaser may reasonably require.

2.5 Company Circular

(a) Subject to the Purchaser complying with Section 2.5(e), the Company will, in consultation with the Purchaser:

(i) as soon as reasonably practicable after the execution of this Agreement, promptly prepare the Company Circular together with any other documents required by the BCBCA and other applicable Laws in connection with the approval of the Arrangement Resolution by the Company Shareholders at the Company Meeting; and

(ii) as soon as reasonably practicable after the issuance of the Interim Order, cause the Company Circular to be sent to the Company Shareholders in compliance with the accelerated timing contemplated by National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer and filed as required by the Interim Order and applicable Laws.

(b) The Company shall ensure that the Company Circular complies in all material respects with applicable Laws and, without limiting the generality of the foregoing, that the Company Circular (including with respect to any information incorporated therein by reference) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information furnished by the Purchaser) and will provide the Company Shareholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Company Meeting.

(c) The Company shall use commercially reasonable efforts to obtain any necessary consents from its auditor and any other experts or advisors to the use of any financial, technical or other expert information required to be included in the Company Circular and to the identification in the Company Circular of each such advisor.

(d) The Company and the Purchaser will cooperate in the preparation, filing and mailing of the Company Circular. The Company will provide the Purchaser and its legal counsel with a reasonable opportunity to review and comment on all drafts of the Company Circular and other documents related thereto prior to filing the Company Circular with applicable Governmental Authorities and printing and mailing the Company Circular to the Company Shareholders and will give reasonable consideration to such comments. All information relating solely to the Purchaser included in the Company Circular shall be provided by the Purchaser in accordance with Section 2.5(e) and shall be in form and content satisfactory to the Purchaser, acting reasonably, and the Company Circular will include: (i) a statement that the Special Committee has unanimously, after consulting with management of the Company and legal and financial advisors in evaluating the Arrangement, recommended that the Company Board approve this Agreement and the Arrangement; (ii) a statement that the Company Board has unanimously, after consulting with management of the Company and legal and financial advisors in evaluating the Arrangement, determined that the Arrangement is fair to the Company Shareholders and it is in the best interests of the Company; (iii) the unanimous recommendation of the Company Board that the Company Shareholders vote in favour of the Arrangement Resolution and the rationale for that recommendation; (iv) a copy of the Fairness Opinion; (v) a statement that each of the Supporting Company Shareholders has signed a Company Support Agreement, pursuant to which, and subject to the terms thereof, they have agreed to, among other things, vote their Company Shares in favour of the Arrangement Resolution; and (vi) information in sufficient detail to allow the Purchaser to rely upon the exemption from the registration requirements of the U.S. Securities Laws provided by Section 3(a)(10) thereof with respect to the issuance of Consideration Shares and Replacement Options pursuant to the Arrangement.

(e) The Purchaser will, in a timely manner, furnish the Company with all such information regarding the Purchaser as may reasonably be required to be included in the Company Circular pursuant to applicable Laws and any other documents related thereto, and shall ensure that such information does not contain any misrepresentation.

(f)  The Purchaser hereby indemnifies and saves harmless the Company and its Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and reasonable expenses to which the Company or any of its Representatives may be subject or may suffer as a result of, or arising from, any misrepresentation or alleged misrepresentation contained in any information included in the Company Circular that was provided by the Purchaser or its Representatives specifically for inclusion therein, including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Governmental Authority based on such a misrepresentation or alleged misrepresentation.

(g) The Company shall keep the Purchaser fully informed in a timely manner of any requests or comments made by the Canadian securities regulatory authorities and/or the TSXV in connection with the Company Circular.

(h) The Company and the Purchaser will each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of the Company only with respect to the Company and in the case of the Purchaser only with respect to the Purchaser) that the Company Circular or any other document referred to in Section 2.5(e) contains any misrepresentation or otherwise requires any amendment or supplement and promptly deliver written notice to the other Party setting out full particulars thereof. In any such event, the Company and the Purchaser will cooperate with each other in the preparation, filing and dissemination of any required supplement or amendment to the Company Circular or such other document, as the case may be, and any related news release or other document necessary or desirable in connection therewith.

2.6 Final Order

If: (i) the Interim Order is granted; (ii) the Arrangement Resolution is approved by Company Shareholders at the Company Meeting as provided for in the Interim Order and as required by applicable Law; and (iii) the Regulatory Approvals are obtained, subject to the terms of this Agreement, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 291(4) of the BCBCA, as soon as reasonably practicable after the Company Meeting, but in any event not later than two (2) Business Days thereafter, and, if at any time after the pronouncement of the Final Order and on or before the Effective Date, the Company is required by the terms of the Final Order or by Law to return to the Court with respect to the Final Order, it will only do so after prior notice to the Purchaser, and affording the Purchaser a reasonable opportunity to consult with the Company regarding the same.

2.7 Court Proceedings

Subject to the terms of this Agreement, the Parties will cooperate in seeking the Interim Order and the Final Order, including the Purchaser providing the Company on a timely basis any information required to be supplied by the Purchaser in connection therewith. The Company will provide the Purchaser and its Representatives with a reasonable opportunity to review and comment upon drafts of all materials to be filed with the Court in connection with the Arrangement prior to the service and filing of such materials and will give reasonable consideration to such comments. The Company will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. Subject to applicable Law, the Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.7 or with the Purchaser's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided, however, that nothing herein shall require the Purchaser to agree or consent to any increase or change in the consideration payable under the terms of the Plan of Arrangement or any modification or amendment to such filed or served materials that expands or increases the Purchaser's obligations set forth in any such filed or served materials or under this Agreement or the Arrangement. In addition, the Company will not object to legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such legal counsel considers appropriate, provided that the Company or its legal counsel is advised of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. The Company will also provide the Purchaser on a timely basis with copies of any notice of appearance and evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether or not in writing, received by the Company or its legal counsel indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order.

2.8 Dissenting Company Shareholders

The Company will give the Purchaser prompt notice of receipt of any written communication from any Company Shareholder in opposition to the Arrangement, written notice of dissent or purported exercise by any Company Shareholder of Dissent Rights received by the Company in relation to the Arrangement and any withdrawal of Dissent Rights received by the Company, and any written communications sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement. The Company shall not make any payment or settlement offer, or agree to any such settlement, or conduct any negotiations prior to the Effective Time with respect to any such dissent, notice or instrument without the prior written consent of the Purchaser.

2.9 List of Securityholders

 Upon the reasonable request from time to time of the Purchaser, the Company will provide the Purchaser with lists (in electronic form) of: (i) the registered Company Shareholders, together with their addresses and respective holdings of Company Shares; (ii) the names and addresses and holdings of all persons having rights (including Company Optionholders, Company RSU Holders and Company Warrantholders) issued or granted by the Company to acquire Company Shares; and (iii) non-objecting beneficial owners of Company Shares and participants in book-based nominee registers (such as CDS & Co.), together with their addresses and respective holdings of Company Shares. The Company will from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Company Shareholders, information regarding beneficial ownership of Company Shares and lists of holdings and other assistance as the Purchaser may reasonably request.

2.10 Announcement and Shareholder Communications

The Purchaser and the Company shall mutually agree on the form of the initial press release to be issued with respect to this Agreement as soon as practicable after its due execution. The Company and the Purchaser agree to cooperate in the preparation of presentations, if any, to any Company Shareholders, Purchaser Shareholders, or other securityholders of the Company or the Purchaser or the analyst community regarding the Arrangement. Each Party shall: (a) not issue any press release or otherwise make public statements with respect to this Agreement or the Arrangement without the prior consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed; and (b) not make any filing with any Governmental Authority with respect to this Agreement or the Arrangement without the prior consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed. Each Party shall enable the other Party to review and comment on all such press releases prior to the release thereof and shall enable the other Party to review and comment on such filings prior to the filing thereof (other than with respect to confidential information contained in such filing) and shall give reasonable consideration to any comments made by the other Party or its Representatives; provided, however, that the foregoing shall be subject to each Party's overriding obligation to make any disclosure or filing in accordance with applicable Laws or stock exchange rules, and if such disclosure or filing is required and the other Party has not reviewed or commented on the disclosure or filing, the Party making such disclosure or filing shall use commercially reasonable efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. For the avoidance of doubt, the foregoing shall not prevent either Party from making internal announcements to employees and having discussions with shareholders and financial analysts and other stakeholders so long as the content of such statements and announcements are consistent with and limited in all material respects to the content contained in the most recent press releases, public disclosures or public statements made by the Parties. Notwithstanding the foregoing, the restrictions set forth in this Section 2.10 related to the approval or contents of filings with Governmental Authorities will not apply with respect to filings in connection with Regulatory Approvals, the Company Circular, the Interim Order or the Final Order which are governed by other sections of this Agreement. The restrictions set forth in this Section 2.10 shall not apply to any release or public statement: (a) made or proposed to be made by the Company in connection with an Acquisition Proposal, a Company Change of Recommendation or any action taken pursuant thereto; or (b) made or proposed to be made by either Party in connection with any dispute between the Parties regarding this Agreement, the Arrangement or the transactions contemplated by this Agreement.

2.11 Payment of Share Consideration

The Purchaser will, following receipt by the Company of the Final Order and prior to the Effective Time, deposit in escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) sufficient Consideration Shares to satisfy the aggregate Share Consideration payable to Company Shareholders pursuant to the Plan of Arrangement.

2.12 U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention, and the Parties will use their commercially reasonable best efforts to ensure, that all Consideration Shares and Replacement Options issued pursuant to the Arrangement will be issued by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and pursuant to similar exemptions from applicable securities laws of any state of the United States. To ensure the availability of the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof, the Parties agree that the Arrangement will be carried out on the following basis:

(a) the Arrangement will be subject to the approval of the Court;

(b) as provided in Section 2.4(g), prior to the issuance of the Interim Order, the Court will be advised that the Purchaser will rely on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the issuance of the securities under the Plan of Arrangement based on the Court's approval of the Arrangement;

(c) the Court will be required to hold a hearing to determine whether the terms and conditions of the proposed exchange of securities pursuant to the Arrangement are substantively and procedurally fair to the Company Shareholders to whom Consideration Shares will be issued and to the Company Optionholders to whom Replacement Options will be issued;

(d) at the hearing, the Court will determine, prior to approving the Arrangement, that the terms and conditions of the exchange of securities pursuant to the Arrangement are substantively and procedurally fair to the Company Shareholders who are entitled to receive Consideration Shares and the Company Optionholders who are entitled to receive Replacement Options pursuant to the Arrangement;

(e) the Company will ensure that each Company Shareholder entitled to receive Consideration Shares and each Company Optionholder entitled to receive Replacement Options pursuant to the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and will be provided with sufficient information necessary for them to exercise that right;

(f) the Interim Order will specify that each Company Shareholder entitled to receive Consideration Shares and each Company Optionholder entitled to receive Replacement Options will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time and in accordance with the requirements of Section 3(a)(10) of the U.S. Securities Act;

(g) each Company Shareholder entitled to receive the Consideration Shares and each Company Optionholder entitled to receive Replacement Options will be advised that the Consideration Shares and Replacement Options issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any applicable securities laws of any state of the United States and will be issued by the Purchaser in reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act and available exemptions from applicable securities laws of any state of the United States, and that certain restrictions on resales under the U.S. Securities Laws, including, as applicable, Rule 144 under the U.S. Securities Act, may be applicable with respect to securities issued to persons who are, or have been within 90 days, affiliates (as defined in Rule 144 under the U.S. Securities Act) of the Purchaser;

(h) each Company Optionholder entitled to receive Replacement Options pursuant to the Arrangement will be advised that the exemption provided by Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of securities upon the exercise of such Replacement Options and, therefore, any securities of the Purchaser issuable upon exercise of the Replacement Options cannot be issued in the United States or to a person in the United States in reliance on the exemption afforded by Section 3(a)(10) of the U.S. Securities Act and the Replacement Options may only be exercised pursuant to a then-available exemption from the registration requirements of the U.S. Securities Act and applicable securities laws of any state of the United States;

(i) the Final Order will expressly state that the Court has determined that the terms and conditions of the Arrangement are procedurally and substantively fair to the Company Shareholders entitled to receive Consideration Shares and the Company Optionholders entitled to receive Replacement Options pursuant to the Arrangement; and

(j) the Final Order shall include a statement to substantially the following effect: "This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the issuance and distribution of securities of the Purchaser pursuant to the Plan of Arrangement."

2.13 Adjustment to Share Consideration Regarding Distributions

Notwithstanding anything to the contrary contained in this Agreement, if between the date of this Agreement and the Effective Time: (a) the Company pays any dividend or other distribution on the Company Shares (or declares such a dividend or distribution with a record date prior to the Effective Date); (b) the Company changes the number of Company Shares issued and outstanding as a result of a reclassification, stock split (including a reverse stock split), recapitalization, subdivision or other similar transaction; (c) the Purchaser pays any dividend or other distribution on the Purchaser Shares (or declares such a dividend or distribution with a record date prior to the Effective Date); or (d) the Purchaser changes the number of Purchaser Shares issued and outstanding as a result of a reclassification, stock split (including a reverse stock split), recapitalization, subdivision or other similar transaction, then, in each case, the Share Consideration to be paid per Company Share, and any other dependent items shall be appropriately adjusted to provide to the Company and the Purchaser and their respective shareholders with the same economic effect as contemplated by this Agreement and the Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the Share Consideration to be paid per Company Share or other dependent item, subject to further adjustment in accordance with this Section 2.13.

2.14 Withholding Taxes

The Company, the Purchaser, the Depositary and any other person, as applicable, will be entitled to deduct and withhold, or direct any other person to deduct or withhold on their behalf, from any consideration otherwise payable, issuable or otherwise deliverable to any Company Securityholder under this Agreement and the Plan of Arrangement (including any payment to Dissenting Company Shareholders, holders of Company Options, holders of Company RSUs and holders of Company Warrants) such amounts as the Company, the Purchaser, the Depositary or any other person, as the case may be, is required to deduct and withhold with respect to such payment under the Tax Act, the Code, and the rules and regulations promulgated thereunder, or any provision of any federal, provincial, territorial, state, local or foreign Tax Law as is required to be so deducted and withheld by the Company, the Purchaser, the Depositary or any other person, as the case may be. For the purposes under the Plan of Arrangement and this Agreement, all such deducted or withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of the Company, the Purchaser, the Depositary or any other person, as the case may be. Each of the Company, the Purchaser, the Depositary or any other person that makes a payment under the Plan of Arrangement or this Agreement, as applicable, is hereby authorized to sell or otherwise dispose of, on behalf of such person, such portion of Consideration Shares or other securities otherwise deliverable to such person under the Plan of Arrangement or this Agreement, as is necessary to provide sufficient funds (after deducting commissions payable and other costs and expenses) to the Company, the Purchaser, the Depositary or such other person, as the case may be, to enable it to comply with any deduction or withholding permitted or required under this Section 2.14, and shall remit the applicable portion of the net proceeds of such sale that is equal to the amount that is permitted or required to be deducted or withheld to the appropriate Governmental Authority, and any amount remaining following the sale, deduction or withholding and remittance shall be paid to the person entitled thereto as soon as reasonably practicable. None of the Company, the Purchaser, the Depositary or any other person will be liable for any loss arising out of any sale under this Section 2.14.

2.15 Company Options, Company RSUs and Company Warrants

All Company Options, Company RSUs and Company Warrants shall be treated in accordance with the provisions of the Plan of Arrangement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company

Except as disclosed in the Company Disclosure Letter (which disclosure shall qualify any representations or warranties in respect of which it is reasonably apparent that it should relate), the Company represents and warrants to and in favour of the Purchaser as follows and acknowledges that the Purchaser is relying upon such representations and warranties in entering into this Agreement:

(a) Organization and Qualification.

(i) The Company has been duly incorporated and validly exists and is in good standing under the BCBCA, and has the requisite corporate and legal power and capacity to own its assets as now owned and to carry on its business as it is now being carried on. The Company is duly qualified to carry on business in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary, except where the failure to be so qualified would not have a Company Material Adverse Effect. The Company Diligence Information includes complete and correct copies of the constating documents of the Company, as amended to the date of this Agreement, and the Company has not taken any action to amend or supersede such documents.

(ii) The Company Diligence Information includes, in all material respects, complete and correct copies of the resolutions or minutes (or, in the case of draft minutes, the most recent drafts thereof) of all meetings of the Company Shareholders, the Company Board and each committee of the Company Board, excluding any minutes (or portion thereof) of the Company Board or any committee of the Company Board in relation to this Agreement and the Company has not taken any action to amend or supersede such documents.

(b) Subsidiaries.

(i) The Company does not have any subsidiaries other than Millennial Silver Corp., Millennial Silver Nevada Inc., Millennial NV LLC, Millennial Red Canyon LLC, Millennial Arizona LLC and Millennial Development LLC, each of which is duly incorporated or formed, as applicable, and validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation and has the requisite corporate and legal power and capacity to own its assets as now owned and to carry on its business as it is now being carried on.

(ii) Each of the Company's subsidiaries is duly qualified to carry on business in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary, except where the failure to be so qualified would not have a Company Material Adverse Effect.

(iii) The Company is, directly or indirectly, the legal, beneficial and registered owner of all of the issued shares or equity interests of its subsidiaries and none of its subsidiaries has any outstanding agreement, subscription, warrant, option, right or commitment (nor has any of the Company's subsidiaries granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment) obligating it to issue or sell any of its shares or equity interests, including any security or obligation of any kind convertible into or exchangeable or exercisable for any shares, an equity interest or other securities of the subsidiaries. All of the issued and outstanding shares or equity interests in the capital of each of the Company's subsidiaries have been duly authorized and validly issued and are fully-paid and non-assessable, and all such shares are, except pursuant to restrictions on transfer contained in constating documents or by-laws, owned free and clear of all Liens of any kind or nature whatsoever and are free of any other restrictions including any restrictions on the right to vote, sell or otherwise dispose of such shares or other equity interests.

(iv) Except for the shares or equity interest owned by the Company in its subsidiaries, whether directly or indirectly, neither the Company nor its subsidiaries owns, beneficially, any shares in the capital of any corporation, and neither the Company nor its subsidiaries holds any securities or obligations of any kind convertible into or exchangeable for shares in the capital of any corporation. Neither the Company nor its subsidiaries is a party to any agreement to acquire any shares in the capital of any corporation.

(v) The Company Diligence Information includes complete and correct copies of the constating documents of each of the Company's subsidiaries, as amended to the date of this Agreement, and includes, in all material respects, complete and correct copies of the resolutions or minutes (or, in the case of draft minutes, the most recent drafts thereof) of all meetings of the shareholders of each of the Company's subsidiaries, the board of directors of each of the Company's subsidiaries and each committee thereof, excluding any minutes (or portion thereof) in relation to this Agreement.

(c) Authority Relative to this Agreement. The Company has the requisite corporate power, authority and capacity to enter into this Agreement and (subject to obtaining the approval of the Company Shareholders of the Arrangement Resolution, the Interim Order and the Final Order as contemplated in Section 2.2) to perform its obligations hereunder and to complete the transactions contemplated by this Agreement. The execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the completion by the Company of the transactions contemplated by this Agreement have been duly authorized by the Company Board and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by it of this Agreement or, subject to obtaining the approval of the Company Shareholders of the Arrangement Resolution and the Interim Order and the Final Order as contemplated in Section 2.2, the performance by the Company of its obligations hereunder, the completion of the Arrangement or the completion by the Company of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors' rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

(d) Required Approvals. No authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is required to be obtained or made by or with respect to the Company for the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder, or the completion by the Company of the Arrangement, other than:

(i) the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order;

(ii) the Final Order and any filings required in order to obtain the Final Order;

(iii) such filings and other actions required under applicable Securities Laws and the rules and policies of the TSXV as are contemplated by this Agreement;

(iv) third party consents, approvals and notices set out in Section 3.1(d) of the Company Disclosure Letter; and

(v) any other authorizations, licences, permits, certificates, registrations, consents, approvals, filings and notifications with respect to which the failure to obtain or make same would not reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(e) No Violation. Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section 3.1(d), the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder and the completion by the Company of the Arrangement do not and will not (nor will they with the giving of notice or the lapse of time or both):

(i) conflict with, result in a violation or breach of:

(A) any Law applicable to it, any of its subsidiaries or any of its properties or assets;

(B) the articles or notice of articles of the Company or the constating documents of its subsidiaries or any other agreement or understanding with any party holding an ownership interest in the Company; or

(C) any license or registration or any agreement, contract or commitment, written or oral, which the Company or any of its subsidiaries is a party to or bound by or subject to;

(ii) result in a conflict, contravention, breach or default under, or termination of, or accelerate or permit the acceleration of the performance required by, or loss of any material benefit under, or require any consent or approval under, any Material Contract or material Permit to which it is a party or by which it is bound or to which the Company Material Properties or any of its material assets are subject or give to any person any interest, benefit or right, including any right of purchase, termination, suspension, alteration, payment, modification, reimbursement, cancellation or acceleration, under any such Material Contracts or material Permits;

(iii) except as set out in Section 3.1(e)(iii) of the Company Disclosure Letter, give rise to any rights of first refusal (including in respect of the Newmont ROFR), rights of first offer or other similar third party rights, trigger any change in control or influence provisions or any restriction or limitation under any Material Contract or material Permit; or

(iv) result in the creation or imposition of any Lien upon the Company Material Properties or any of the Company's material assets or the material assets of any of its subsidiaries, or restrict, hinder, impair or limit its or its subsidiaries' ability to carry on their respective business as and where it is now being carried on.

(f) Capitalization.

(i) The authorized capital of the Company consists of an unlimited number of Company Shares. As at February 24, 2023, there were: (A) 180,402,860 Company Shares issued and outstanding; (B) 8,312,000 Company Options outstanding providing for the issuance of an aggregate of 8,312,000 Company Shares upon the exercise thereof; (C) 2,396,789 Company RSUs outstanding providing for the issuance of an aggregate of 2,396,789 Company Shares upon settlement thereof; and (D) 24,644,814 Company Warrants outstanding providing for the issuance of an aggregate of 24,644,814 Company Shares upon exercise thereof. All outstanding Company Shares have been, and all Company Shares issuable upon the exercise or settlement of the Company Options, the Company RSUs and the Company Warrants in accordance with their terms have been duly authorized and, upon issuance, will be, validly issued as fully paid and non-assessable shares of the Company and are not and will not be, as applicable, subject to or issued in violation of, any pre-emptive rights.

(ii) Section 3.1(f) of the Company Disclosure Letter sets forth a schedule, as of the date hereof, of all outstanding Company Options, Company RSUs and Company Warrants and, as applicable, the number, exercise price, date of grant, expiration date, vesting schedule thereof, and the names of the holders of such Company securities. Except as set out in Section 3.1(f) of the Company Disclosure Letter, the Company has no other outstanding agreement, subscription, warrant, option, right or commitment or other right or privilege (whether by law, pre-emptive or contractual), nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment, obligating it to issue or sell any Company Shares or other equity or voting securities, including any security or obligation of any kind convertible into or exchangeable or exercisable for any Company Shares or other equity or voting security of Company.

(iii) There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Company Shares.

(iv) Other than pursuant to the Company Equity Incentive Plans, the Company does not have any share or stock appreciation right, phantom equity, restricted share unit, deferred share unit or similar right, agreement, arrangement or commitment based on the book value, Company Share price, income or any other attribute of or related to the Company.

(v) The Company Shares are listed and posted for trading on the TSXV and, except for such listing and trading, no securities of the Company are listed or quoted for trading on any other stock or securities exchange or market or registered under any securities Laws.

(vi) No holder of securities issued by the Company or any of its subsidiaries has any right to compel the Company or any of its subsidiaries to register or otherwise qualify securities for public sale in Canada, the United States or elsewhere.

(g) Shareholder and Similar Agreements. The Company is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of the Company or its subsidiaries.

(h) Reporting Issuer Status and Securities Laws Matters. The Company is a "reporting issuer" within the meaning of applicable Securities Laws in all the provinces of Canada except Quebec, and is not on the list of reporting issuers in default under applicable Securities Laws, and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Company, and the Company is not in default of any material provision of applicable Securities Laws or the rules or policies of the TSXV. Trading in the Company Shares on the TSXV is not currently halted or suspended. All Company Shares issued and outstanding, and all Company Shares issuable under any Contract, have been duly approved for listing on the TSXV. No delisting, suspension of trading or cease trading order with respect to any securities of the Company is pending or, to the knowledge of the Company, threatened. No inquiry, review or investigation (formal or informal) of the Company by any securities commission or similar regulatory authority under applicable Securities Laws or the TSXV is in effect or ongoing or expected to be implemented or undertaken. The Company has not taken any action to cease to be a reporting issuer in any of the provinces of Canada except Quebec nor has the Company received notification from any securities commission or similar regulatory authority seeking to revoke the reporting issuer status of the Company. Other than in respect of the Securities Laws of all of the provinces of Canada except Quebec, the Company is not subject to continuous disclosure or other public reporting requirements under any Securities Laws. The Company's subsidiaries are not subject to continuous disclosure or other disclosure requirements under any Securities Laws or the securities Laws of any other jurisdiction. The documents and information comprising the Company Public Disclosure Record, as at the respective dates they were filed, were in compliance in all material respects with applicable Securities Laws and, where applicable, the rules and policies of the TSXV and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company is up to date in all forms, reports, statements and documents, including financial statements and management's discussion and analysis, required to be filed by the Company under applicable Securities Laws and the rules and policies of the TSXV. The Company has not filed any confidential material change report that at the date hereof remains confidential. There are no outstanding or unresolved comments in comment letters from any securities commission or similar regulatory authority with respect to any of the Company Public Disclosure Record and neither the Company nor any of the Company Public Disclosure Record is, to its knowledge, subject of an ongoing audit, review, comment or investigation by any securities commission or similar regulatory authority or the TSXV.

(i) U.S. Securities Laws Matters.

(i) The Company is a "foreign private issuer" within the meaning of Rule 405 of Regulation C under the U.S. Securities Act.

(ii) The Company is not registered, and is not required to be registered, as an "investment company" pursuant to the U.S. Investment Company Act.

(iii) Neither the Company nor any of its subsidiaries has, nor is it required to have, any class of securities registered under the U.S. Exchange Act, nor is the Company subject to any reporting obligation (whether active or suspended) pursuant to Section 15(d) of the U.S. Exchange Act.

(j) Competition Act and U.S. Antitrust. Neither the aggregate value of the assets in Canada that are owned by the Company or by entities controlled by the Company nor the annual gross revenues from sales in or from Canada generated by such assets, determined in each case in accordance with the Competition Act, exceeds $93 million. The Company, including the entities it controls: (a) does not have total assets in excess of US$20.2 million; and (b) has not generated revenues of more than US$5 million in the past 36 months.

(k) Foreign Investment. The Company does not engage in: (a) the design, fabrication, development, testing, production or manufacture of one or more "critical technologies" within the meaning of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the "DPA"); (b) the ownership, operation, maintenance, supply, manufacture or servicing of "covered investment critical infrastructure" in the United States within the meaning of the DPA (where such activities are covered by column 2 of Appendix A to 31 C.F.R. Part 800); or (c) the maintenance or collection, directly or indirectly, of "sensitive personal data" of U.S. citizens within the meaning of the DPA.

(l) Company Financial Statements.

(i) The Company Financial Statements have been, and all financial statements of the Company which are publicly disseminated by the Company in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with those of previous periods (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Company's independent auditors or (ii) in the case of unaudited interim statements, to the extent they are subject to normal year-end adjustments) and in accordance with applicable Laws. The Company Financial Statements, together with the related management's discussion and analysis, present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Company and its subsidiaries, on a consolidated basis, as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders' equity and cash flows of the Company for the periods covered thereby (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any. The Company does not intend to correct or restate, nor, to the knowledge of the Company, is there any basis for any correction or restatement of, any aspect of any of the Company Financial Statements.

(ii) Neither the Company nor its subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet transaction, arrangement, obligation or other relationship or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) where the result, purpose or effect of such transaction, arrangement, obligation, relationship or contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or its subsidiaries, in the Company Public Disclosure Record.

(iii) The Company maintains processes that ensure that any officers of the Company that make representations in certificates that are included in the Company Public Disclosure Record pursuant to NI 52-109 are provided with sufficient knowledge to support the representations in such certificates.

(iv) Neither the Company, its subsidiaries nor any Representative of the Company or its subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or its subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Company Board.

(v) There are no outstanding loans made by the Company to any director or officer of the Company.

(m) Undisclosed Liabilities. Except: (i) for liabilities and obligations that are specifically presented on the unaudited balance sheet of the Company as of September 30, 2022 or disclosed in the notes thereto; (ii) for liabilities and obligations incurred in the ordinary course of business since September 30, 2022; and (iii) pursuant to or in connection with this Agreement and the transactions contemplated hereby, neither the Company nor its subsidiaries has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar contract with respect to the obligations, liabilities or indebtedness of any person.

(n) Auditors. The Company's auditors are independent with respect to the Company within the meaning of the rules of professional conduct applicable to auditors in Canada and there has never been a "reportable event" (within the meaning of Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations) with the Company's auditors.

(o) Absence of Certain Changes. Since December 31, 2021, except as specifically contemplated by this Agreement, disclosed in the Company Public Disclosure Record or as set out in Section 3.1(o) of the Company Disclosure Letter:

(i) the Company and its subsidiaries have conducted their respective businesses only in the ordinary course of business, except for the Arrangement contemplated hereby;

(ii) there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to require the filing of a material change report under applicable Securities Laws or have a Company Material Adverse Effect;

(iii) there has not been any material write-down by the Company of any of the assets of the Company;

(iv) there has not been any expenditure or commitment to expend by the Company with respect to capital expenses in excess of US$75,000;

(v) neither the Company nor any of its subsidiaries has approved or entered into any agreement in respect of any acquisition or sale, lease, license or other disposition by the Company of any interest in any of the Company Material Properties or any other material assets whether by asset sale, transfer of property, shares or otherwise;

(vi) there has not been any incurrence, assumption or guarantee by the Company of any material debt for borrowed money, any creation or assumption by the Company of any Lien, or any making by the Company of any loan, advance or capital contribution to or material investment in any other person;

(vii) there has not been any satisfaction or settlement of any material claim, liability or obligation of the Company;

(viii) none of the Company, any of its subsidiaries or any of the directors, officers, employees, consultants or auditors thereof has received or otherwise had or obtained knowledge of any fraud or complaint, allegation, assertion or claim, whether written or oral, regarding fraud or the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its subsidiaries or their respective internal accounting controls;

(ix) neither the Company nor any of its subsidiaries has effected any material change in its accounting policies, principles, methods, practices or procedures;

(x) neither the Company nor any of its subsidiaries has suffered any material casualty, damage, destruction or loss to any of its material properties or assets;

(xi) neither the Company nor any of its subsidiaries has entered into, or amended, any Material Contract;

(xii) neither the Company nor any of its subsidiaries has declared, set aside or paid any dividends or made any distribution or payment or return of capital in respect of the Company Shares or any other securities of the Company or any of its subsidiaries;

(xiii) neither the Company nor any of its subsidiaries has effected or passed any resolution to approve a split, division, consolidation, combination or reclassification of the Company Shares or any other securities of the Company or any of its subsidiaries;

(xiv) there has not been any: (a) increase in or modification of the compensation payable to or to become payable by the Company to any of its directors, officers, employees or consultants, (b) grant of any equity compensation by the Company to any such director, officer, employee or consultant, (c) increase in severance or termination pay by the Company to any such director, officer, employee or consultant, or (d) increase or modification of any bonus, pension, insurance or benefit arrangement by the Company to, for or with any of such directors, officers, employees or consultants, in each case, other than as required by applicable Law, as required by the terms of any Employee Plans, as required by the terms of any employment agreement, or in the ordinary course of business;

(xv) except for the Company Option Plan and the Company RSU Plan, neither the Company nor any of its subsidiaries has adopted, or amended, any collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan, in each case, other than as required by applicable Law, as required by the terms of any Employee Plan, as required by the terms of any employment agreement, or in the ordinary course of business; and

(xvi) neither the Company nor any of its subsidiaries has agreed, announced, resolved or committed to do any of the foregoing.

(p) Compliance with Laws.

(i) Except as set out in Section 3.1(p)(i) of the Company Disclosure Letter, the business of the Company and its subsidiaries has been and is currently being conducted in compliance in all material respects with applicable Laws and neither the Company nor its subsidiaries have received any written notice of any alleged violation of any such Laws. Without limiting the generality of the foregoing, all issued and outstanding Company Shares have been issued in compliance with all applicable Securities Laws.

(ii) Neither the Company nor its subsidiaries and, to the Company's knowledge, none of their respective directors, officers, supervisors, managers, employees or agents has: (A) violated any applicable anti-corruption, anti-bribery, export control and Sanctions Laws, including the Corruption of Foreign Public Officials Act (Canada), the United States Foreign Corrupt Practices Act and any other applicable anti-corruption, anti-bribery, export control and Sanctions Laws of any relevant jurisdiction; (B) made, given, authorized or offered anything of value, including any payment, facilitation payment, loan, reward, gift, contribution, expenditure or other advantage, directly or indirectly, to any Government Official in Canada, the United States, other jurisdictions in which the Company or its subsidiaries has assets or any other jurisdiction other than in accordance with applicable Laws; (C) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or (D) violated or is in violation of any provision of the Criminal Code (Canada) relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution payment or gift was or is prohibited under the foregoing or any other applicable Law of any locality.

(iii) The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court of Governmental Authority or any arbitrator non-Governmental Authority involving the Company or its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(q) Sanctions. Neither the Company nor its subsidiaries nor any of their respective directors, officers, supervisors, managers, employees or agents is a Sanctioned Person. Neither the Company nor any of its subsidiaries (i) has assets or operations located in a jurisdiction in violation of Sanctions Laws, or (ii) directly or indirectly derives revenues from or engages in investments, dealings, activities or transactions with any Sanctioned Person or which otherwise violate Sanctions Laws.

(r) Permits.

(i) Except as set out in Section 3.1(r) of the Company Disclosure Letter, each of the Company and its subsidiaries has identified, obtained, acquired or entered into, and are in compliance in all material respects with, all Permits required by applicable Laws necessary to conduct its current business as it is now being conducted (as described in the Company Public Disclosure Record), other than such Permits the absence of which would not, individually or in the aggregate, have a Company Material Adverse Effect. Section 3.1(r)(i) of the Company Disclosure Letter sets out a complete and accurate list of all such Permits (whether governmental, regulatory or similar type), and there are no other Permits necessary to carry on its business as presently carried on or to own or lease any of the property or the assets utilized by the Company or its subsidiaries, other than such Permits the absence of which would not, individually or in the aggregate, have a Company Material Adverse Effect;

(ii) Any and all of the Permits pursuant to which the Company or its subsidiaries holds an interest in its properties and assets (including any interest in, or right to earn an interest in, any mineral property) are valid and subsisting permits, certificates, agreements, leases, licenses, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. All such Permits are in good standing; and

(iii) There are no actions, proceedings or investigations, pending or, to the knowledge of the Company, threatened, against the Company or any of its subsidiaries that, if successful, could reasonably be expected to result in the suspension, loss or revocation of any such Permits.

(s) Litigation. Except as set out in Section 3.1(s) of the Company Disclosure Letter, there is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, formal (or, to the Company's knowledge, informal) investigation or inquiry before or by any Governmental Authority, or any material claim, action, suit, demand, arbitration, charge, indictment, hearing, demand letter or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding, including by any third party whatsoever (collectively, "Proceedings") against or involving the Company or any of its subsidiaries, or affecting any of their property or assets (whether in progress or, to the knowledge of the Company, threatened). There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against the Company or any of its subsidiaries in respect of its businesses, properties or assets.

(t) Insolvency. No act or proceeding has been taken by or against the Company or any of its subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy, reorganization, compromise or arrangement of the Company or any of its subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of the Company or any of its subsidiaries or any of its properties or assets nor, to the knowledge of the Company, is any such act or proceeding threatened. Neither the Company nor any of its subsidiaries has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) or similar legislation. Neither the Company nor any of its subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Company or any of its subsidiaries to conduct its business in all material respects as it has been carried on prior to the date hereof, or that has had, individually or in the aggregate, a Company Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(u) Operational Matters. All material rentals, royalties (whether statutory or contractual), overriding royalty interests, production payments, net profits, earn-outs, streaming agreements, metal pre-payment or similar agreements, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of the Company and its subsidiaries and affiliates, have been, in all material respects: (i) duly paid; (ii) duly performed; or (iii) provided for prior to the date hereof.

(v) Payments. All costs, expenses and liabilities payable on or prior to the date hereof under the terms of any Material Contracts to which the Company or any of its subsidiaries or affiliates is bound have been properly and timely paid, except for such expenses that are currently being paid prior to delinquency in the ordinary course of business or such costs, expenses and liabilities the non-payment of which would not, individually or in the aggregate, have a Company Material Adverse Effect.

(w) Interest in Properties.

(i) Each of the Company and its subsidiaries has valid and sufficient right, title and interest free and clear of any Lien (other than Permitted Liens) in and to the following (collectively, the "Company Properties"): (A) its unpatented and patented lode mining claims, leases and licences of any nature whatsoever and all other rights relating in any manner whatsoever to the interest in, or exploration for minerals on, the Company Properties, all of which have been accurately identified in Section 3.1(w)(i) of the Company Disclosure Letter, and, in each case, as are necessary to perform the operations of the Company and each of its subsidiaries businesses as presently owned and conducted; (B) its real property interests of any nature whatsoever including fee simple estate of and in real property, licences (from landowners and authorities permitting the use of land by the Company or any of its subsidiaries), leases, rights of way, occupancy rights, surface rights, mineral rights, easements and all other real property interests, all of which have been accurately identified in Section 3.1(w)(i) of the Company Disclosure Letter, and, in each case, as are necessary to perform the operations of its business as presently owned and conducted; and (C) all of its properties and assets of any nature whatsoever and to all benefits derived therefrom and mineral rights, including all the properties (including, without limitation, the Company Material Properties) and assets reflected in the balance sheet forming part of the Company Public Disclosure Record, in each case subject to the terms of any Contracts governing the Company Properties identified in Section 3.1(w) of the Company Disclosure Letter;

(ii) Other than as set out in Section 3.1(w)(ii) of the Company Disclosure Letter, each of the Company and its subsidiaries has all necessary surface rights, access rights and other rights and interests relating to its material mineral properties, granting the Company or its subsidiaries the right and ability to explore for minerals, ore and metals thereon, with only such exceptions as do not interfere with the use made by the Company or its subsidiaries of the rights or interests so held, and each of the property interests or rights and each of the documents, agreements, instruments and obligations relating thereto and referred to above is currently in good standing in the name of the Company or its subsidiaries and free and clear of all material encumbrances (other than Permitted Liens) and no third party or group holds any such rights that would be required by the Company to so explore for minerals, ore or metals on its material mineral properties;

(iii) The Company and each of its subsidiaries has duly and timely satisfied, performed and observed all of the obligations required to be satisfied, performed and observed by it under, and there exists no default or event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default by the Company or any of its subsidiaries under any lease, contract or other agreement pertaining to their respective Company Properties and each such lease, contract or other agreement is enforceable and in full force and effect;

(iv) (A) The Company and each of its subsidiaries have the exclusive right to deal with the Company Properties; (B) other than the applicable property lessors, royalty holders or lienholders of Permitted Liens, no person or entity of any nature whatsoever other than the Company or its subsidiaries has any interest in the Company Properties or the production or profits therefrom or any right to acquire or otherwise obtain any such interest from the Company or any of its subsidiaries; (C) other than as set out in Section 3.1(w)(iv)(C) of the Company Disclosure Letter, there are no options, back-in rights, earn-in rights, rights of first refusal, off-take rights or obligations, royalty rights, streaming rights or other rights of any nature whatsoever which would affect the Company's or any of its subsidiaries' interests in the Company Properties, and no such rights are, to the knowledge of the Company, threatened; (D) neither the Company nor any of its subsidiaries has received any notice, whether written or oral, from any Governmental Authority or any other person of any revocation or intention to revoke, diminish or challenge its interest in the Company Properties; and (E) the Company Properties are in good standing under and comply with all Laws and all work required to be performed has been performed and all taxes, fees, expenditures and all other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made;

(v) Each of the title documents and other agreements or instruments relating to the Company Properties is valid, subsisting and enforceable, and there are no adverse claims, demands, actions, suits or proceedings that have been commenced or are pending or, to the knowledge of the Company, that are threatened, affecting or which could affect the Company's or any of its subsidiaries' right, title or interest in the Company Properties or the ability of the Company or any of its subsidiaries to explore or develop the Company Properties, including the title to or ownership by the Company or its subsidiaries of the foregoing, or which might involve the possibility of any judgement or liability affecting the Company Properties;

(vi) Other than as set out in Section 3.1(w)(vi) of the Company Disclosure Letter, none of the directors or officers of the Company holds any right, title or interest in, nor has taken any action to obtain, directly or indirectly, any right, title or interest in any of the Company Properties or in any permit, concession, claim, lease, licence or other right to explore for, exploit, develop, mine or produce minerals from or in any manner in relation to the Company Properties;

(vii) Other than as set out in Section 3.1(w)(vii) of the Company Disclosure Letter, no person has any written or verbal agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from the Company or any of its subsidiaries of any of the assets of the Company. Neither the Company nor any of its subsidiaries is obligated under any prepayment contract or other prepayment arrangement to deliver mineral products at some future time without then receiving full payment therefor; and

(viii) Other than as set out in Section 3.1(w)(viii) of the Company Disclosure Letter, there are no restrictions on the ability of the Company to use, transfer or exploit the Company Properties.

(x) Expropriation. None of the Company Properties or any other material property or asset of the Company or any of its subsidiaries has been taken or expropriated by any Governmental Authority nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Company, is there any intent or proposal to give any such notice or to commence any such proceeding.

(y) Cultural Heritage. To the knowledge of the Company, none of the areas covered by the Company Properties (including any construction, remains or similar elements located on them) have been declared as a culture heritage site by any Governmental Authority.

(z) Technical Matters.

(i) The Company Material Properties are the only material properties of the Company for the purposes of NI 43-101.

(ii) The technical report prepared for the Company entitled "NI 43-101 Technical Report Resource Estimate for the Wildcat Project, Pershing County, Nevada, United States" dated November 20, 2020, with an effective date of November 18, 2020, and the technical report prepared for the Company entitled "NI 43-101 Technical Report for the Mountain View Project, Washoe County, Nevada, USA" dated November 25, 2020, with an effective date of November 15, 2020 (together, the "Company Technical Reports") complied in all material respects with the requirements of NI 43-101 at the time of filing thereof and reasonably presented the quantity of mineral resources attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the report was prepared. To the knowledge of the Company, there has been no material change in the scientific or technical information included in the Company Technical Reports since the date such information was provided for purposes of the Company Technical Reports that would trigger the filing of a new technical report under NI 43-101 and there is no new material scientific or technical information concerning the relevant property not included in the Company Technical Reports or the documents filed by or on behalf of the Company on SEDAR prior to the date hereof.

(iii) The Company has made available to the authors of the Company Technical Reports, prior to the issuance thereof, for the purpose of preparing such reports, all information requested by them, and none of such information contained any misrepresentation at the time such information was so provided.

(iv) All of the material assumptions underlying the mineral resource estimates in the Company Technical Reports and in the Company Public Disclosure Record are reasonable and appropriate and were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral resources of the Company, taken as a whole, from the amounts set forth in the Company Public Disclosure Record, other than as a result of operations in the ordinary course of business.

(v) The scientific and technical information set forth in the Company Public Disclosure Record relating to mineral resources required to be disclosed therein pursuant to NI 43-101 has been prepared by the Company and its consultants in accordance with methods generally applied in the mining industry and conforms, in all material respects, to the requirements of NI 43-101 and Securities Laws.

(vi) The Company is in compliance in all material respects with the provisions of NI 43-101, has filed all technical reports required thereby, and there has been no change of which the Company is or should be aware that would disaffirm or change any aspect of the Company Technical Reports or that would require the filing of a new technical report under NI 43-101.

(vii) At the date hereof, there are no outstanding unresolved comments of any securities authority or any stock exchange in respect of the technical disclosure made in the Company Public Disclosure Record.

(aa) Work Programs. The Company has not entered into any joint venture, work program or made any other commitment or undertaking of any nature for which the Company will be required to pay greater than US$100,000 over the next three (3) months that has not been disclosed in the Company Budget or the Company Disclosure Letter.

(bb) Native American Claims.

(i) The Company has not received any aboriginal or Native American land claim or treaty land entitlement claim which affects the Company or any of its subsidiaries nor, to the knowledge of the Company, has any aboriginal or Native American claim been threatened which relates to any of the Company Properties, any Permits or the operation by the Company or any of its subsidiaries of its businesses in the areas in which such operations are carried on or in which any of the Company Properties are located.

(ii) The Company and its subsidiaries have no outstanding agreements, memorandums of understanding or similar arrangements with any aboriginal or Native American tribes or groups.

(iii) There are no ongoing or outstanding discussions, negotiations or similar communications with or by any aboriginal or Native American tribes or groups concerning the Company, any of its subsidiaries or their respective business, operations or assets.

(iv) No aboriginal or Native American tribe or group blockade, occupation, illegal action or on-site protest has occurred or, to the knowledge of the Company, has been threatened in connection with the activities on the Company Properties.

(cc) NGOs and Community Groups. No dispute between the Company or any of its subsidiaries and any non-governmental organization, community or community group exists or, to the knowledge of the Company, is threatened or imminent with respect to any of the Company Properties or operations. The Company has provided the Purchaser and its Representatives with full and complete access to all material correspondence received by the Company, its subsidiaries or their Representatives from any non-governmental organization, community, community group or Native American or aboriginal group.

(dd) Taxes.

(i) Except for late filings that may have resulted in immaterial late filing fees, each of the Company and its subsidiaries has timely filed all Returns required to be filed by it with any Governmental Authority on or before the applicable due date and each such Return was complete and correct in all material respects at the time of filing. Each of the Company and its subsidiaries has paid or caused to be paid to the appropriate Governmental Authority on a timely basis all Taxes which are due and payable, other than those which are being or have been contested in good faith by appropriate proceedings pursuant to applicable Laws, and in respect of which, in the reasonable opinion of the Company, adequate reserves or accruals in accordance with IFRS have been provided in the Company Financial Statements. No audit, action, investigation, deficiencies, litigation or proposed adjustments have been asserted or, to the knowledge of the Company, threatened with respect to Taxes of the Company or any of its subsidiaries, and neither the Company nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Company, threatened. To the knowledge of the Company, no Return of the Company or any of its subsidiaries is under investigation, review, audit or examination by any Governmental Authority with respect to any Taxes, and no written notice of any investigation, review, audit or examination by any Governmental Authority has been received by the Company or any of its subsidiaries with respect to any Taxes. No Lien for Taxes has been filed or exists with respect to any assets or properties of the Company or any of its subsidiaries other than for Taxes not yet due and payable or Liens for Taxes that are being contested in good faith by appropriate proceedings pursuant to applicable Laws. There are no currently effective elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes, the filing of any Return or any payment of Taxes by the Company or its subsidiaries. Neither the Company nor any of its subsidiaries has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Returns that could, in and of itself, require a material amount to be included in the income of the Company or any of its subsidiaries for any period ending after the Effective Date.

(ii) All Taxes that the Company or any of its subsidiaries has been required to withhold have been duly withheld and have been duly and timely paid to the appropriate Governmental Authority. Each of the Company and its subsidiaries has remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes, payroll taxes and other Taxes payable by it in respect of its employees, agents and consultants, as applicable, and has remitted such amounts to the appropriate Governmental Authority within the time required under applicable Laws. Each of the Company and its subsidiaries has, to the extent required under applicable Laws, duly charged, collected and remitted on a timely basis all Taxes on any sale, supply or delivery whatsoever, made by them.

(iii) There are no rulings or closing agreements relating to the Company or any of its subsidiaries which may affect the Company's or any of its subsidiaries' liability for Taxes for any taxable period commencing after the Effective Date.

(iv) For any transactions between the Company and any person who is not resident in Canada for purposes of the Tax Act with whom the Company was not dealing at arm's length for purposes of the Tax Act, the Company has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act (or equivalent provisions of any other applicable legislation).

(v) None of the Company or any of its subsidiaries has received any COVID-19 Subsidy amounts to which it was not entitled. None of the Company or any of its subsidiaries has deferred any payroll tax obligations as permitted under applicable COVID-19 related measures enacted, promulgated or offered as an administrative relief by a Governmental Authority.

(vi) No circumstances exist or may reasonably be expected to arise as a result of matters existing before the Effective Date that may result in the Company or any of its subsidiaries being subject to the application of Section 160 of the Tax Act (or equivalent provisions of any other applicable legislation).

(vii) None of Sections 78, 79 or 80 to 80.04 of the Tax Act (or equivalent provisions of any other applicable legislation) have applied to the Company or any of its subsidiaries, and there are no circumstances existing which could reasonably be expected to result in the application of Sections 78, 79 or 80 to 80.04 of the Tax Act (or equivalent provisions of any other applicable legislation) to the Company or any of its subsidiaries.

(viii) There are no circumstances which exist and would result in, or which have existed and resulted in, Section 17 of the Tax Act applying to the Company or to any of its subsidiaries.

(ix) None of the Company or any of its subsidiaries is a party to any agreement, understanding or arrangement relating to the allocation or sharing of Taxes (excluding customary commercial agreements entered into in the ordinary course of business the primary subject of which is not Taxes).

(x) For the purposes of the Tax Act, any applicable Tax treaty and any other relevant Tax purpose: (i) the Company is resident in, and is not a non-resident of, Canada, and is a "taxable Canadian corporation"; and (ii) each of its subsidiaries is resident in the jurisdiction in which it was formed, is not a resident in any other country, and if resident in Canada and is a corporation, is a "taxable Canadian corporation".

(xi) The Company Shares are listed on a "recognized stock exchange" (as defined in the Tax Act) and are therefore "excluded property" for purposes of section 116 of the Tax Act.

(xii) None of the Company or any of its subsidiaries has any liability under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), or liability as a successor or transferee, by contract or otherwise, for Taxes of any person other than the Company or its subsidiaries, excluding any agreement or arrangement where the inclusion of a Tax indemnification or allocation provision is customary or incidental to an agreement the primary nature of which is not Tax sharing or indemnification.

(xiii) None of the Company or any of its subsidiaries has participated in a "listed transaction" within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2).

(xiv) None of the Company or any of its subsidiaries is or has been a party to any "reportable transaction" as defined in Section 6707A(c)(1) of the Code and U.S. Treasury Regulation Section 1.6011-4(b).

(xv) None of the Company or any of its subsidiaries has made an election pursuant to Section 897(i) of the Code.

(xvi) During the last two years, none of the Company or any of its subsidiaries has been a party to any transaction (other than a transaction described in Section 355(e)(2)(C) of the Code) treated by the parties thereto as one to which Section 355 of the Code (or any similar provision of state, local or non-U.S. Law) applied.

(xvii) Neither the Company or its subsidiaries are or even have been: (i) a "surrogate foreign corporation" within the meaning of Section 7874(a)(2)(B) of the Code; or (ii) treated as a "domestic corporation" under Section 7874(b) of the Code.

(xviii) None of the Company or any of its subsidiaries is currently or has been at any time in the past five years a "controlled foreign corporation" within the meaning of Section 957(a) of the Code.

(xix) Each of Millennial NV LLC, Millennial Red Canyon LLC, Millennial Arizona LLC and Millennial Development LLC are "disregarded entities" under U.S. Treasury Regulation Section 301.7701-2(a) for federal and state income Tax purposes.

(ee) Contracts.

(i) Set out in Section 3.1(ee) of the Company Disclosure Letter is a list of each Material Contract as of the date hereof. True and complete copies of all Material Contracts have been provided to the Purchaser as part of Company Diligence Information and, as of the date hereof, no such Material Contract has been modified, rescinded or terminated.

(ii) Each Material Contract is in full force and effect and is a valid and binding obligation of the Company or its subsidiaries and, to the knowledge of the Company without any inquiry, the other parties thereto and is enforceable by the Company or its subsidiaries in accordance with its respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(iii) The Company or its subsidiaries, as applicable, has performed in all material respects, all respective obligations required to be performed by it to date under the Material Contracts and none of the Company or its subsidiaries or, to the knowledge of the Company, the other parties thereto, is in breach or violation of or in default in any material respect under (in each case, with or without notice or lapse of time or both) any Material Contract. Neither the Company nor any of its subsidiaries has received or given any notice of default under any Material Contract which remains uncured, and there exists no state of facts which after notice or lapse of time or both would constitute a material default under or material breach of any Material Contract or result in the inability of a party to any Material Contract to perform its obligations thereunder in any material respect.

(iv) Neither the Company nor any of its subsidiaries has received any written notice or, to the knowledge of the Company, other notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or with its subsidiaries and, to the knowledge of the Company, no such action has been threatened.

(ff) Employment Matters.

(i) Section 3.1(ff)(i) of the Company Disclosure Letter sets out a true and complete list of all employees of the Company and its subsidiaries, whether actively at work or not, including their respective name, job title, hire date, work location, number of years of service, term of Contract (if fixed), compensation (including, but not limited, to salary, bonus, commissions, incentive based compensation and any fringe benefits), eligibility to participate in short-term and long-term incentive plans (and grants received under these plans, if any), benefits, vacation entitlement in days, current status (full time or part-time, active or non-active (and if non-active, the reason for leave and expected return date, if known)), any accrued vacation, overtime or sick day entitlement, and whether they are unionized or subject to a written employment Contract as well as a list of all former employees of the Company and its subsidiaries to whom the Company or any of its subsidiaries has or may have any outstanding obligations, indicating the nature and the value of such obligations. Except as set out in Section 3.1(ff)(i) of the Company Disclosure Letter, no employee of the Company or any of its subsidiaries has any agreement as to length of notice or severance payment required to terminate his or her employment, other than such as results by Law from the employment of an employee without an agreement as to notice or severance. Except as set out in Section 3.1(ff)(i) of the Company Disclosure Letter, there are no written Contracts including any restrictive covenant agreements in relation to the employees listed in Section 3.1(ff)(i) of the Company Disclosure Letter.

(ii) Section 3.1(ff)(ii) of the Company Disclosure Letter contains a true and complete list of each independent contractor currently engaged by the Company or any of its subsidiaries including their consulting fees, any other forms of compensation or benefits to which they are entitled and whether they are subject to a written Contract. Current and complete copies of all such independent contractor Contracts that provide for base fees in excess of US$100,000 per annum have been provided to the Purchaser as part of the Company Diligence Information. Each independent contractor of the Company and its subsidiaries has been properly classified as an independent contractor and neither the Company nor any of its subsidiaries has received any notice from any Governmental Authority disputing such classification.

(iii) Except as set out in Section 3.1(ff)(iii) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries is a party to or bound or governed by, or subject to:

(A) any employment, consulting, retention or change of control agreement with, or any written or, to the knowledge of the Company, oral agreement, arrangement or understanding providing for retention, severance or termination payments, change of control, golden parachute or any other obligation to, any officer, employee or consultant of the Company or any of its subsidiaries in connection with the termination of their position or their employment as a direct result of a change in control of the Company (including as a result of the Arrangement);

(B) any application for certification, collective bargaining, voluntary recognition or any other labour or union agreement, or any actual or, to the knowledge of the Company, threatened application for certification or bargaining rights in respect of the Company or any of its subsidiaries;

(C) any current, pending or, to the Company's knowledge, threatened labour dispute, strike, lock-out, work slowdown or stoppage relating to or involving any employees of the Company or any of its subsidiaries and no such event has occurred in the last three years; or

(D) any actual or, to the knowledge of the Company, threatened material claim against the Company or any of its subsidiaries arising out of or in connection with employment or consulting relationship or the termination thereof.

Complete and correct copies of any written agreements, arrangements and understandings referred to in paragraphs (A) and (B) of this Section 3.1(ff) are included in the Company Diligence Information.

(iv) Neither the Company nor any of its subsidiaries has engaged in any unfair labour practice and no unfair labour practice complaint, grievance, claim, charge, administrative agency investigation or arbitration proceeding is pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries.

(v) As of the date hereof, all compensation, including wages, commissions, bonuses, fees and other compensation, payable to all employees, independent contractors or consultants of the Company for services performed on or prior to the date hereof have been paid in full and there are no outstanding agreements, understandings or commitments of the Company with respect to any compensation, commissions, bonuses or fees.

(vi) All accruals for unpaid vacation pay, sick pay and overtime, premiums for employment insurance, Employee Plan premiums, Canada Pension Plan premiums, accrued wages, salaries and incentive payments have been reflected in the Company's books and records in accordance with IFRS or the accounting principles generally accepted in the country of domicile of each such entity in all material respects.

(gg) Health and Safety.

(i) Each of the Company and its subsidiaries have operated in all material respects in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers' compensation, human rights and harassment and discrimination prevention, labour relations, immigration and privacy, and there are no current, pending or, to the knowledge of the Company, threatened proceedings before any Governmental Authority with respect to any such matters.

(ii) Neither the Company nor any of its subsidiaries has received any demand or notice with respect to a material breach of any applicable health and safety Laws, the effect of which would reasonably be expected to materially affect operations relating to the Company Properties.

(iii) There are no material outstanding assessments, penalties, fines, liens, charges, surcharges or other amounts due or owing pursuant to any workplace safety and insurance legislation and neither the Company nor any of its subsidiaries has been reassessed in any material respect under such legislation during the past three (3) years and, to the knowledge of the Company, no audit of the Company or any of its subsidiaries is currently being performed pursuant to any applicable workplace safety and insurance legislation. There are no claims, investigations or inquiries pending against the Company or any of its subsidiaries (or naming the Company or any of its subsidiaries as a potentially responsible party) based on material non-compliance with any applicable health and safety Laws at any of the operations relating to the Company Properties.

(hh) Acceleration of Benefits. Except pursuant to the Company Equity Incentive Plans, the terms of this Agreement or as set out in Section 3.1(hh) of the Company Disclosure Letter, no person will, as a result of any of the transactions contemplated herein or in the Plan of Arrangement, become entitled to (i) any retirement, severance, bonus or other similar payment from the Company or any of its subsidiaries, (ii) the acceleration of the vesting or the time to exercise of any outstanding stock option, restricted share unit, or employee or director awards of the Company or any of its subsidiaries, (iii) the forgiveness or postponement of payment of any indebtedness owing by such person to the Company or any of its subsidiaries, or (iv) receive any additional payments or compensation under or in respect of any employee or director benefits or incentive or other compensation plans or arrangements from the Company or any of its subsidiaries.

(ii) Pension and Employee Benefits.

(i) All Employee Plans are set out in Section 3.1(ii) of the Company Disclosure Letter. The Company has provided as part of Company Diligence Information true, correct and complete copies of all of the Employee Plans as amended as of the date hereof, together with all related material documentation including, as applicable, funding and investment management agreements, summary plan descriptions, the most recent actuarial reports, financial statements, asset statements, and all legal opinions and memoranda and correspondence with all regulatory authorities or other relevant persons.

(ii) Each of the Company and its subsidiaries have complied in all material respects with all of the terms of the Employee Plans, and all applicable Laws in respect of employee compensation and benefit obligations of the Company and its subsidiaries. All contributions and premiums owing under the Employee Plans by the Company have been paid when due in accordance with the terms of the Employee Plans and applicable Laws.

(iii) No Employee Plan is a "registered pension plan" or a "retirement compensation arrangement" as each such term is defined in the Tax Act or provides health and welfare following the retirement or termination of employment of any employee of the Company or any of its subsidiaries (except where required by statute, pursuant to the terms of an individual employment or termination agreement, or benefits continuation where an individual on disability is terminated).

(iv) There are no claims (other than routine claims for benefits by employees and their beneficiaries or dependents arising in the ordinary course of operation of the Employee Plan) or Litigation or other Proceeding pending or, to the Company's knowledge, threatened with respect to any Employee Plan.

(v) No provision in any Employee Plan limits, impairs, modifies or otherwise affects the right of the Company to unilaterally amend or terminate any Employee Plan in accordance with its terms and applicable Laws, and no binding commitments to improve or otherwise amend any Employee Plan have been made by the Company to its employees.

(vi) To the knowledge of the Company, (i) the administrator of each Employee Plan is in possession of all documents and employee data necessary to administer each Employee Plan in accordance with its terms and applicable Law, and (ii) such data is complete, correct and in a form that is sufficient for the proper administration of each Employee Plan.

(vii) No Employee Plan is, and neither the Company nor any ERISA Affiliate has any liability in connection with or an obligation to contribute to: (i) an Employee Plan that is subject to Title IV of ERISA or the minimum funding requirements of Section 302 of ERISA and Section 412 of the Code; (ii) a "multiple employer plan" within the meaning of Section 413(c) of the Code; (iii) a "multiple employer welfare arrangement" within the meaning of Section 3(40) of ERISA; or (iv) a Multiemployer Plan. No Employee Plan provides or promises post-retirement health or life benefits to current employees or retirees of the Company in the United States beyond their retirement date or other termination of service, other than group health plan continuation coverage required under Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA or similar state Law, and for which the covered individual pays the full cost of coverage. Neither the execution and delivery of this Agreement nor the consummation of the Arrangement will result in a "complete withdrawal" or "partial withdrawal" (as such terms are defined in Sections 4203 and 4205 of ERISA, respectively) from any Multiemployer Plan, and neither the Company nor any ERISA Affiliate has any "withdrawal liability" (within the meaning of Section 4201 of ERISA) that has been assessed and with respect to which there remains an outstanding obligation to make installment payments.

(viii) With respect to the Employee Plans, (i) no event has occurred, and there exists no condition or set of circumstances, in connection with which the Company or its subsidiaries or any ERISA Affiliate could be subject to any material liability (other than for routine claims for benefits in the ordinary course of business) under the terms of any Employee Plan or any applicable Law, (ii) none of the Employee Plans are under investigation by the IRS or U.S. Department of Labor, and neither the Company and its subsidiaries nor any Employee Plan is a participant in any amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Authority, and (iii) no "prohibited transaction", as such term is defined in Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Employee Plan that is subject to the Code and for which an exemption is not available, and there has been no breach of fiduciary duty with respect to any Employee Plan that could result in the imposition of a civil penalty on the Company or any ERISA Affiliate under Sections 502(i) or 502(l) of ERISA.

(ix) Each Employee Plan that is a "nonqualified deferred compensation plan" subject to Section 409A of the Code has been operated in compliance with Section 409A of the Code and the guidance of the United States Internal Revenue Service provided thereunder, and no amounts deferred under any such plan is, or upon vesting will be, subject to the interest and additional Tax set forth under Section 409A(a)(1)(B) of the Code. Neither Company nor any ERISA Affiliate has any indemnity or gross-up obligation to any person for any Taxes or penalties imposed under Sections 4999 or 409A of the Code.

(x) In the United States, for the Company and its subsidiaries, each ERISA Affiliate and each Employee Plan that is a "group health plan" as defined in Section 733(a)(1) of ERISA is in compliance in all material respects with the applicable provisions of the Patient Protection and Affordable Care Act of 2010 as amended by the Health Care and Education Reconciliation Act of 2010, and all regulations and guidance issued thereunder. Neither Company and its subsidiaries nor any ERISA Affiliate has incurred, and nothing has occurred, and no condition or circumstance exists that could subject the Company or any ERISA Affiliate to, any penalty or excise Tax under Sections 4980D or 4980H of the Code. The Company has complied in all material respects with the annual health insurance coverage reporting requirements under Sections 6055 and 6056 of the Code.

(jj) Employee Matters. Any individual who performs services for the Company's or any of its subsidiaries' business and who is not treated as an employee is not an employee under applicable Law or for any purpose including, without limitation, for Tax withholding purposes or benefit plan purposes. Neither the Company nor any of its subsidiaries has any material liability by reason of an individual who performs or performed services for the Company's or any of its subsidiaries' business in any capacity being improperly excluded from participating in a benefit plan.

(kk) Employment Withholdings. The Company has, in all material respects, withheld from each payment made to any of its present or former employees, officers or directors, or to other persons, all amounts required by Law or administrative practice to be withheld by it on account of income taxes, pension plan contributions, employment insurance premiums, employer health taxes and similar taxes and levies, and has remitted such withheld amounts within the required time to the appropriate Governmental Authority.

(ll) Intellectual Property. Neither the Company nor any of its subsidiaries owns or possesses any applied-for or registered intellectual property rights including any patents, copyrights, trade secrets, trademarks, service marks or trade names which are, individually or in the aggregate, material to the business and operations of the Company and its subsidiaries as a whole as currently conducted.

(mm) Environment.

Except as set forth in Section 3.1(mm) of the Company Disclosure Letter:

(i) The Company and its subsidiaries have carried on and are currently carrying on their operations in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect;

(ii) Each of the Company and its subsidiaries have obtained from the relevant Governmental Authorities, and are in compliance with, any Environmental Approvals required to conduct their previous and current businesses and such Environmental Approvals remain valid and in good standing on the date hereof;

(iii) Neither the Company nor any of its subsidiaries is subject to any contingent or other liability relating to (A) the restoration or rehabilitation of land, water or any other part of the environment, (B) mine closure, reclamation, remediation or other post operational requirements, or (C) non-compliance with Environmental Laws;

(iv) The Company Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose of, discharge, release, transfer, produce or process Hazardous Substances, except in compliance with all Environmental Laws or to the extent that such non-compliance would not have a Company Material Adverse Effect. Neither the Company nor any of its subsidiaries has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Company Properties, except in compliance with all Environmental Laws or Releases that would not have a Company Material Adverse Effect. All Hazardous Substances handled, recycled, disposed of, discharged, released, treated or stored on or off site of the Company Properties by the Company or any of its subsidiaries have been handled, recycled, disposed of, discharged, released, treated and stored in compliance with all Environmental Laws, except to the extent that a failure to be in such compliance would not have a Company Material Adverse Effect. To the knowledge of the Company, there are no Hazardous Substances at, in, on, under or migrating from any Company Properties, except in material compliance with all Environmental Laws;

(v) To the knowledge of the Company, neither the Company nor any of its subsidiaries has treated, disposed of, discharged, released, or arranged for the treatment, disposal, discharge or release of, any Hazardous Substances at any location: (A) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Authority; (B) proposed for listing on any list issued by any Governmental Authority of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (C) which is the subject of enforcement actions by any Governmental Authority that creates the reasonable potential for any proceeding, action or other claim against the Company or any of its subsidiaries. No site or facility now or previously owned, operated or leased by the Company or any of its subsidiaries is listed or, to the knowledge of the Company, is proposed for listing on any list issued by any Governmental Authority of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action;

(vi) Neither the Company nor any of its subsidiaries has caused or permitted the Release of any Hazardous Substances on or to any of the Company Properties in such a manner as: (A) would reasonably be expected to impose liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such liability would not have a Company Material Adverse Effect; or (B) would be reasonably expected to result in imposition of a lien, charge or other encumbrance or the expropriation of any of the Company Properties or any of the material assets of the Company or any of its subsidiaries; and

(vii) Neither the Company nor any of its subsidiaries has received from any person or Governmental Authority any notice, formal or informal, of any proceeding, action or other claim, liability or potential liability arising under any Environmental Law that is pending as of the date of this Agreement. To the knowledge of the Company, there are no facts or circumstances that reasonably could be expected to give rise to any such notice, action or other claim, liability or potential liability.

(nn) Insurance. Each of the Company and its subsidiaries has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All insurance policies of the Company, other than policies of insurance relating to the Employee Plans, and its subsidiaries are disclosed in Section 3.1(nn) of the Company Disclosure Letter and are in full force and effect. All premiums due and payable under all such policies have been paid and the Company and its subsidiaries are otherwise in compliance, in all material respects, with the terms of such policies. The Company has not received any notice of cancellation or termination with respect to any such policy. There has been no denial of claims nor claims disputed by the Company's and its subsidiaries' insurers. All proceedings covered by any insurance policy of the Company and its subsidiaries have been properly reported to and accepted by the applicable insurer.

(oo) Books and Records. Except as set forth in Section 3.1(oo) of the Company Disclosure Letter, the corporate records and minute books of the Company and its subsidiaries have been maintained in accordance with all applicable Laws in all material respects and such corporate records and minute books are complete and accurate in all material respects. The financial books and records and accounts of the Company have in all material respects been maintained in accordance with good business practices and in accordance with IFRS or the accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years.

(pp) Non-Arm's Length Transactions. Except as disclosed in the Company Financial Statements and as set forth in Section 3.1(pp) of the Company Disclosure Letter and other than employment or compensation agreements entered into in the ordinary course of business, as of the date hereof, there are no current contracts, commitments, agreements, arrangements or other transactions between the Company or its subsidiaries, on the one hand, and any (i) officer or director of the Company or its subsidiaries, (ii) any holder of record of 10% or more of the outstanding Company Shares or any person that, to the knowledge of the Company, beneficially owns 10% or more of the outstanding Company Shares, or (iii) any affiliate or associate or any such officer, director or Company Shareholder, on the other hand.

(qq) Financial Advisors or Brokers. Neither the Company nor any of its subsidiaries has incurred any obligation or liability, contingent or otherwise, or agreed to pay or reimburse any broker, finder, financial adviser or investment banker, for any brokerage, finder's, advisory or other fee or commission, or for the reimbursement of expenses, in connection with this Agreement, the transactions contemplated hereby or any alternative transaction in relation to the Company, other than with respect to the Independent Financial Advisor. The Company has provided to the Purchaser as part of the Company Diligence Information a true and complete copy of the engagement letter with the Independent Financial Advisor and Section 3.1(ss) of the Company Disclosure Letter sets out the aggregate dollar amounts to be paid to the Independent Financial Advisor pursuant to such engagement letter.

(rr) Fairness Opinion. The Special Committee and the Company Board have received the Fairness Opinion, which opinion, as of the date of this Agreement, has not been modified, amended, qualified or withdrawn. The Company has been authorized by the Independent Financial Advisor to include a copy of the Fairness Opinion in the Company Circular.

(ss) Special Committee and Company Board Approval. The Special Committee, at a meeting duly called and held, after consultation with management of the Company and legal and financial advisors, has unanimously determined that this Agreement and the Arrangement are fair to the Company Shareholders and are in the best interests of the Company and unanimously determined to recommend approval of this Agreement and the Arrangement to the Company Board and that the Company Board recommend that the Company Shareholders vote in favour of the Arrangement Resolution. The Company Board, at a meeting duly called and held, after consultation with management of the Company and legal and financial advisors and acting on the unanimous recommendation of the Special Committee, has unanimously determined that this Agreement and the Arrangement are fair to the Company Shareholders and are in the best interests of the Company, has unanimously approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement by the Company and have unanimously resolved to recommend that the Company Shareholders vote in favour of the Arrangement Resolution. No action has been taken to amend or supersede such determinations, resolutions or authorizations of the Special Committee or the Company Board.

(tt) Ownership of Purchaser Shares or other Securities. Neither the Company nor any of its subsidiaries or affiliates own any Purchaser Shares or any other securities of the Purchaser.

(uu) Collateral Benefits. Other than as disclosed in Section 3.1(uu) of the Company Disclosure Letter, as of the date hereof, to the knowledge of the Company, no related party of the Company (within the meaning of MI 61-101), together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Company Shares, except for related parties who will not receive a "collateral benefit" (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.

(vv) Restrictions on Business Activities. Except as set out in Section 3.1(vv) of the Company Disclosure Letter, there is no agreement, judgment, injunction, order or decree binding upon the Company or any of its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing, in each case in any material respect, any business practice of the Company, its subsidiaries or any of its affiliates, any acquisition of property by the Company, its subsidiaries or any of its affiliates, or the conduct of business by the Company, its subsidiaries or any of its affiliates, as currently conducted (including following the transactions contemplated by this Agreement).

(ww) Indemnification Agreements. The Company Diligence Information contains true and complete copies of all indemnity agreements and any similar agreements to which the Company is a party that contain rights to indemnification in favour of the current officers and directors of the Company.

(xx) Employment, Severance and Change of Control Agreements. The Company Diligence Information contains true and complete copies of all employment, consulting, change of control and severance agreements to which the Company is a party providing for severance payments in excess of the amount that would result by Law from the employment of an employee without an agreement as to notice or severance.

(yy) Banks. Section 3.1(yy) of the Company Disclosure Letter lists, as of the date of this Agreement, the names and locations of all banks in which the Company and each of its subsidiaries has accounts and the name of the Company or the applicable subsidiary.

3.2 Representations and Warranties of the Purchaser

The Purchaser represents and warrants to and in favour of the Company as follows and acknowledges that the Company is relying upon such representations and warranties in entering into this Agreement:

(a) Organization and Qualification.

(i) The Purchaser has been duly incorporated and validly exists and is in good standing under the BCBCA, and has the requisite corporate and legal power and capacity to own its assets as now owned and to carry on its business as it is now being carried on. The Purchaser is duly qualified to carry on business in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary, except where the failure to be so qualified would not have a Purchaser Material Adverse Effect. The Purchaser Diligence Information includes complete and correct copies of the constating documents of the Purchaser, as amended to the date of this Agreement, and Purchaser has not taken any action to amend or supersede such documents.

(ii) The Purchaser Diligence Information includes, in all material respects, complete and correct copies of the resolutions or minutes (or, in the case of draft minutes, the most recent drafts thereof) of all meetings of the Purchaser Shareholders, the Purchaser Board and each committee of the Purchaser Board, excluding any minutes (or portion thereof) of the Purchaser Board or any committee of the Purchaser Board in relation to this Agreement and the Purchaser has not taken any action to amend or supersede such documents.

(b) Subsidiaries.

(i) The Purchaser does not have any subsidiaries other than Integra Resources Holdings Canada Inc., Integra Holdings U.S. Inc. and DeLamar Mining Company, each of which is duly incorporated or formed, as applicable, and validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation and has the requisite corporate and legal power and capacity to own its assets as now owned and to carry on its business as it is now being carried on.

(ii) Each of the Purchaser's subsidiaries is duly qualified to carry on business in each jurisdiction in which the nature or character of its properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary, except where the failure to be so qualified would not have a Purchaser Material Adverse Effect.

(iii) The Purchaser is, directly or indirectly, the legal, beneficial and registered owner of all of the issued shares or equity interests of its subsidiaries and none of its subsidiaries has any outstanding agreement, subscription, warrant, option, right or commitment (nor has any of the Purchaser's subsidiaries granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment) obligating it to issue or sell any of its shares or equity interests, including any security or obligation of any kind convertible into or exchangeable or exercisable for any shares, an equity interest or other securities of the subsidiaries. All of the issued and outstanding shares or equity interests in the capital of each of the Purchaser's subsidiaries have been duly authorized and validly issued and are fully-paid and non-assessable, and all such shares are, except pursuant to restrictions on transfer contained in constating documents or by-laws, owned free and clear of all Liens of any kind or nature whatsoever and are free of any other restrictions including any restrictions on the right to vote, sell or otherwise dispose of such shares or other equity interests.

(iv) Except for the shares or equity interest owned by the Purchaser in its subsidiaries, whether directly or indirectly, neither the Purchaser nor its subsidiaries owns, beneficially, any shares in the capital of any corporation, and neither the Purchaser nor its subsidiaries holds any securities or obligations of any kind convertible into or exchangeable for shares in the capital of any corporation. Neither the Purchaser nor its subsidiaries is a party to any agreement to acquire any shares in the capital of any corporation.

(v) The Purchaser Diligence Information includes complete and correct copies of the constating documents of each of the Purchaser's subsidiaries, as amended to the date of this Agreement, and includes, in all material respects, complete and correct copies of the resolutions or minutes (or, in the case of draft minutes, the most recent drafts thereof) of all meetings of the shareholders of each of the Purchaser's subsidiaries, the board of directors of each of the Purchaser's subsidiaries and each committee thereof, excluding any minutes (or portion thereof) in relation to this Agreement.

(c) Authority Relative to this Agreement. The Purchaser has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder and to complete the transactions contemplated by this Agreement. The execution and delivery of this Agreement, the performance by the Purchaser of its obligations hereunder and the completion by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by the Purchaser Board and no other corporate proceedings on the part of the Purchaser are necessary to authorize the execution and delivery by it of this Agreement, the performance by the Purchaser of its obligations hereunder, the completion of the Arrangement or the completion by the Purchaser of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors' rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction.

(d) Required Approvals. No material authorization, licence, permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is required to be obtained or made by or with respect to the Purchaser for the execution and delivery of this Agreement, the performance by the Purchaser of its obligations hereunder or the completion by the Purchaser of the Arrangement, other than:

(i) the Interim Order and any filings required in order to obtain, and approvals required under, the Interim Order;

(ii) the Final Order and any filings required in order to obtain the Final Order;

(iii) such filings and other actions required under applicable Securities Laws and the rules and policies of the TSXV and NYSE American as are contemplated by this Agreement; and

(iv) any other authorizations, licences, permits, certificates, registrations, consents, approvals, filings and notifications with respect to which the failure to obtain or make same would not reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(e) No Violation. Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section 3.2(d), the execution and delivery by the Purchaser of this Agreement, the performance by the Purchaser of its obligations hereunder and the completion by the Purchaser of the Arrangement do not and will not (nor will they with the giving of notice or the lapse of time or both):

(i) conflict with, result in a violation or breach of:

(A) any Law applicable to it, any of its subsidiaries or any of its properties or assets; or

(B) the articles or notice of articles of the Purchaser or the constating documents of its subsidiaries or any other agreement or understanding with any party holding an ownership interest in the Purchaser; or

(C) any licence or registration or any agreement, contract or commitment, written or oral, which the Purchaser or any of its subsidiaries is a party to or bound by or subject to, including the Purchaser Credit Agreement;

(ii) result in a conflict, contravention, breach or default under, or termination of, or accelerate or permit the acceleration of the performance required by, or loss of any material benefit under, or require any consent or approval under, any material Contract (including the Purchaser Credit Agreement) or material Permit to which it is a party or by which it is bound or to which the Purchaser Material Property or any of its material assets are subject or give to any person any interest, benefit or right, including any right of purchase, termination, suspension, alteration, payment, modification, reimbursement, cancellation or acceleration, under any such material Contracts or material Permits;

(iii) except in connection with the Purchaser Credit Agreement, give rise to any rights of first refusal, rights of first offer or other similar third party rights, trigger any change in control or influence provisions or any restriction or limitation under any material Contract or material Permit; or

(iv) result in the creation or imposition of any Lien upon the Purchaser Material Property or any of the Purchaser's material assets or the material assets of any of its subsidiaries, or restrict, hinder, impair or limit its or its subsidiaries' ability to carry on their respective business as and where it is now being carried on.

(f) Capitalization.

(i) The authorized capital of the Purchaser consists of an unlimited number of Purchaser Shares and an unlimited number of special shares. As at February 24, 2023, there were: (A) 79,763,689 Purchaser Shares issued and outstanding and nil special shares issued and outstanding; (B) 4,086,693 options outstanding providing for the issuance of an aggregate of 4,086,693 Purchaser Shares upon the exercise thereof; (C) 1,017,935 restricted share units outstanding providing for the issuance of an aggregate of 1,017,935 Purchaser Shares upon the settlement thereof; and (D) 734,026 deferred share units outstanding providing for the issuance of an aggregate of 734,026 Purchaser Shares upon the settlement thereof. Except as set forth in the Purchaser Public Disclosure Record and except for the stock options, restricted share units and deferred share units described in the preceding sentence, and excluding Purchaser Shares issuable pursuant to the Purchaser Credit Agreement, none of which are issuable in connection with the Arrangement, the Purchaser has no other outstanding agreement, subscription, warrant, option, right or commitment or other right or privilege (whether by law, pre-emptive or contractual), nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment, obligating it to issue or sell any Purchaser Shares or other voting or equity securities, including any security or obligation of any kind convertible into or exchangeable or exercisable for any Purchaser Shares or other voting or equity security. All outstanding Purchaser Shares have been, and all Purchaser Shares issuable upon the exercise or vesting of rights under stock options, restricted share units, deferred share units and common share purchase warrants in accordance with their terms have been duly authorized and, upon issuance, will be, validly issued as fully paid and non-assessable shares of the Purchaser and are not and will not be, as applicable, subject to or issued in violation of, any pre-emptive rights.

(ii) There are no outstanding contractual obligations of the Purchaser to repurchase, redeem or otherwise acquire any Purchaser Shares.

(iii) Other than pursuant to the equity incentive plans of the Purchaser, the Purchaser does not have any share or stock appreciation right, phantom equity, restricted share unit, deferred share unit or similar right, agreement, arrangement or commitment based on the book value, Purchaser Share price, income or any other attribute of or related to the Purchaser.

(iv) The Purchaser Shares are listed and posted for trading on the TSXV and NYSE American, as applicable, and, except for such listings and trading, no securities of the Purchaser are listed or quoted for trading on any other stock or securities exchange or market or registered under any securities Laws.

(g) Consideration Shares and Replacement Options. All Consideration Shares will, when issued in accordance with the terms of the Arrangement, be duly authorized, validly issued, fully paid and non-assessable Purchaser Shares. The Replacement Options to be issued will, when issued pursuant to the Arrangement, be duly and validly created and issued. The Purchaser Shares underlying the Replacement Options will, upon issuance of the Replacement Options pursuant to the Arrangement, be duly and validly authorized and reserved for issuance and, upon issuance thereof in accordance with the terms of the Replacement Options and receipt by the Purchaser of the exercise price therefor, such Purchaser Shares will be duly and validly issued as fully paid and non-assessable. The Purchaser Shares underlying the Company Warrants will, at the Effective Time, be duly and validly authorized and reserved for issuance and, upon issuance thereof in accordance with the terms of the Company Warrants and receipt by the Purchaser of the exercise price therefor, such Purchaser Shares will be duly and validly issued as fully paid and non-assessable.

(h) Shareholder and Similar Agreements. The Purchaser is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of the Purchaser or its subsidiaries.

(i) Reporting Issuer Status and Securities Laws Matters. The Purchaser is a "reporting issuer" within the meaning of applicable Securities Laws in all the provinces and territories of Canada and is not on the list of reporting issuers in default under applicable Securities Laws, and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of the Purchaser, and the Purchaser is not in default of any material provision of applicable Securities Laws or the policies, rules or regulations of the TSXV or NYSE American. Trading in the Purchaser Shares on the TSXV and NYSE American is not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of the Purchaser is pending or, to the knowledge of the Purchaser, threatened. No inquiry, review or investigation (formal or informal) of the Purchaser by any securities commission or similar regulatory authority under applicable Securities Laws or the TSXV or NYSE American is in effect or ongoing or expected to be implemented or undertaken. The Purchaser has not taken any action to cease to be a reporting issuer in any of the provinces or territories of Canada nor has the Purchaser received notification from any securities commission or similar regulatory authority seeking to revoke the reporting issuer status of the Purchaser. Except as set forth in this Section 3.2(i), the Purchaser is not subject to continuous disclosure or other public reporting requirements under any Securities Laws or any other securities Laws. The documents and information comprising the Purchaser Public Disclosure Record, as at the respective dates they were filed, were in compliance in all material respects with applicable Securities Laws and, where applicable, the rules and policies of the TSXV and NYSE American and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Purchaser is up-to-date in all forms, reports, statements and documents, including financial statements and management's discussion and analysis, required to be filed by the Purchaser under applicable Securities Laws and the rules and policies of the TSXV and NYSE American. The Purchaser has not filed any confidential material change report that at the date hereof remains confidential. There are no outstanding or unresolved comments in comment letters from any securities commission or similar regulatory authority with respect to any of the Purchaser Public Disclosure Record and, to the knowledge of the Purchaser, neither the Purchaser nor any of the Purchaser Public Disclosure Record is subject of an ongoing audit, review, comment or investigation by any securities commission or similar regulatory authority or the TSXV or NYSE American. To the knowledge of the Purchaser it is in material compliance with the rules and regulations of any over-the-counter market on which its securities are quoted.

(j) U.S. Securities Laws Matters. The Purchaser Shares are registered under Section 12(b) of the U.S. Exchange Act and the Purchaser is in compliance in all material respects with applicable U.S. Securities Laws.

(k) Purchaser Financial Statements.

(i) The Purchaser Financial Statements have been, and all financial statements of the Purchaser which are publicly disseminated by the Purchaser in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with those of previous periods (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Purchaser's independent auditors or (ii) in the case of unaudited interim statements, to the extent they are subject to normal year-end adjustments) and in accordance with applicable Laws. The Purchaser Financial Statements, together with the related management's discussion and analysis, present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Purchaser and its subsidiaries, on a consolidated basis, as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders' equity and cash flows of the Purchaser for the periods covered thereby (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any. The Purchaser does not intend to correct or restate, nor, to the knowledge of the Purchaser, is there any basis for any correction or restatement of, any aspect of any of the Purchaser Financial Statements.

(ii) Neither the Purchaser nor its subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet transaction, arrangement, obligation or other relationship or any similar Contract (including any Contract relating to any transaction or relationship between or among the Purchaser or any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) where the result, purpose or effect of such transaction, arrangement, obligation, relationship or contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Purchaser or its subsidiaries, in the Purchaser Public Disclosure Record.

(iii) Management of the Purchaser has designed a process of internal control over financial reporting (as such term is defined in NI 52-109), for the Purchaser providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with NI 52-109.

(iv) Neither the Purchaser, its subsidiaries nor any Representative of the Purchaser or its subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Purchaser or its subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Purchaser or its subsidiaries is engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Purchaser Board.

(v) There are no outstanding loans made by the Purchaser to any director or officer of the Purchaser.

(l) Undisclosed Liabilities. Except as set forth in the Purchaser Public Disclosure Record and except: (i) for liabilities and obligations that are specifically presented on the audited balance sheet of the Purchaser as of December 31, 2021 or disclosed in the notes thereto; (ii) for liabilities and obligations incurred in the ordinary course of business since December 31, 2022; and (iii) pursuant to or in connection with this Agreement and the transactions contemplated hereby, neither the Purchaser nor its subsidiaries has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar contract with respect to the obligations, liabilities or indebtedness of any person.

(m) Auditors. The Purchaser's auditors are independent with respect to the Purchaser within the meaning of the rules of professional conduct applicable to auditors in Canada and there has never been a "reportable event" (within the meaning of Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations) with the Purchaser's auditors.

(n) Absence of Certain Changes. Since December 31, 2021, except as set forth in the Purchaser Public Disclosure Record:

(i) the Purchaser and its subsidiaries have conducted their respective businesses only in the ordinary course of business, except for the Arrangement contemplated hereby; and

(ii) there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to require the filing of a material change report under applicable Securities Laws or have a Purchaser Material Adverse Effect.

(o) Compliance with Laws.

(i) The business of the Purchaser and its subsidiaries has been and is currently being conducted in compliance in all material respects with applicable Laws and neither the Purchaser nor its subsidiaries have received any written notice of any alleged violation of any such Laws.

(ii) Neither the Purchaser nor its subsidiaries and, to the Purchaser's knowledge, none of their respective directors, officers, supervisors, managers, employees or agents has: (A) violated any applicable anti-corruption, anti-bribery, export control, and Sanctions Laws, including the Corruption of Foreign Public Officials Act (Canada), the United States Foreign Corrupt Practices Act and any other applicable anti-corruption, anti-bribery, export control and Sanctions Laws of any relevant jurisdiction, (B) made, given, authorized or offered anything of value, including any payment, facilitation payment, loan, reward, gift, contribution, expenditure or other advantage, directly or indirectly, to any Government Official in Canada, the United States, other jurisdictions in which the Purchaser or its subsidiaries has assets or any other jurisdiction other than in accordance with applicable Laws; (C) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or (D) violated or is in violation of any provision of the Criminal Code (Canada) relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution payment or gift was or is prohibited under the foregoing or any other applicable Law of any locality.

(iii) The operations of the Purchaser and its subsidiaries are and have been conducted at all times in compliance with applicable Money Laundering Laws and no action, suit or proceeding by or before any court of Governmental Authority or any arbitrator non-Governmental Authority involving the Purchaser or its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Purchaser, threatened.

(p) Sanctions. Neither the Purchaser nor its subsidiaries nor any of their respective directors, officers, supervisors, managers, employees or agents is a Sanctioned Person. Neither the Purchaser nor any of its subsidiaries (i) has assets or operations located in a jurisdiction in violation of Sanctions Laws, or (ii) directly or indirectly derives revenues from or engages in investments, dealings, activities or transactions with any Sanctioned Person or which otherwise violate Sanctions Laws.

(q) Permits. Each of the Purchaser and its subsidiaries has identified, obtained, acquired or entered into, and are in compliance in all material respects with, all Permits required by applicable Laws necessary to conduct its current business as it is now being conducted (as described in the Purchaser Public Disclosure Record), other than such Permits the absence of which would not, individually or in the aggregate, have a Purchaser Material Adverse Effect. All such Permits are in good standing and there has been no default under any such Permit, except any defaults which would not, individually or in the aggregate, have a Purchaser Material Adverse Effect. There are no actions, proceedings or investigations pending or, to the knowledge of the Purchaser, threatened against the Purchaser or any of its subsidiaries that, if successful, could reasonably be expected to result in the suspension, loss or revocation of any such Permits.

(r) Litigation. There is no Proceeding against or involving the Purchaser or any of its subsidiaries, or affecting any of their property or assets (whether in progress or, to the knowledge of the Purchaser, threatened) other than Proceedings which would not reasonably be expected to, individually or in the aggregate, have a Purchaser Material Adverse Effect or which would not significantly impede or delay the consummation of the Arrangement. There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against the Purchaser or any of its subsidiaries in respect of its businesses, properties or assets.

(s) Insolvency. No act or proceeding has been taken by or against the Purchaser or any of its subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy, reorganization, compromise or arrangement of the Purchaser or any of its subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of the Purchaser or any of its subsidiaries or any of its properties or assets nor, to the knowledge of the Purchaser, is any such act or proceeding threatened. Neither the Purchaser nor any of its subsidiaries has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) or similar legislation. Neither the Purchaser nor any of its subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Purchaser or any of its subsidiaries to conduct its businesses in all material respects as it has been carried on prior to the date hereof, or that has had, individually or in the aggregate, a Purchaser Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(t) Purchaser Board Approval. The Purchaser Board, at a meeting duly called and held, upon consultation with management of the Purchaser and its legal and financial advisors, has unanimously determined that the Arrangement is in the best interests of the Purchaser and has unanimously approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement. No action has been taken to amend or supersede such determinations, resolutions or authorizations of the Purchaser Board.

(u) Ownership of Company Shares or other Securities. Neither the Purchaser nor any of its affiliates own any Company Shares or any other securities of the Company.

(v) Arrangements with Securityholders. Other than the Company Support Agreements, this Agreement or as set forth in the Purchaser Public Disclosure Record, the Purchaser does not have any agreement, arrangement or understanding (whether written or oral) with respect to the Company or any of its securities, businesses or operations, with any shareholder of the Company, any interested party of the Company or any related party of any interested party of the Company, or any joint actor with any such persons (and for this purpose, the terms "interested party", "related party" and "joint actor" shall have the meaning ascribed to such terms in MI 61-101).

(w) Certain Securities Law Matters. The Consideration Shares to be issued in connection with the transactions contemplated herein will not be subject to any statutory hold or restricted period under the securities legislation of any province or territory of Canada and, subject to restrictions contained in Section 2.6(3) of National Instrument 45-102 - Resale of Securities, will be freely tradable within Canada by the holders thereof.

(x) Taxable Canadian Corporation. At or before the closing of the transactions contemplated hereby, the Purchaser will be a "taxable Canadian corporation" within the meaning of the Tax Act.

(y) Purchaser Technical Report.

(i) The Purchaser Material Property is the only material property of the Purchaser for the purposes of NI 43-101.

(ii) The technical report prepared for the Purchaser entitled "Technical Report and Preliminary Feasibility Study for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA" dated March 22, 2022 with an effective date of January 24, 2022 (the "Purchaser Technical Report") complied in all material respects with the requirements of NI 43-101 at the time of filing thereof and reasonably presented the quantity of mineral resources and mineral reserves attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the report was prepared. To the knowledge of the Purchaser, there has been no material change to the scientific or technical information included in the Purchaser Technical Report since the date such information was provided for purposes of the Purchaser Technical Report that would trigger the filing of a new technical report under NI 43-101 and there is no new material scientific or technical information concerning the relevant property not included in the Purchaser Technical Reports or the documents filed by or on behalf of the Purchaser on SEDAR prior to the date hereof.

(iii) The Purchaser made available to the authors of the Purchaser Technical Report, prior to the issuance thereof, for the purpose of preparing such report, all information requested by them, and none of such information contained any misrepresentation at the time such information was so provided.

(iv) All of the material assumptions underlying the mineral resource and mineral reserve estimates in the Purchaser Technical Report and in the Purchaser Public Disclosure Record are reasonable and appropriate and were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101.

(v) There has been no material reduction in the aggregate amount of estimated mineral resources or mineral reserves of the Purchaser, taken as a whole, from the amounts set forth in the Purchaser Public Disclosure Record, other than as a result of operations in the ordinary course of business.

(vi) The scientific and technical information set forth in the Purchaser Public Disclosure Record relating to mineral resources and mineral reserves required to be disclosed therein pursuant to NI 43-101 has been prepared by the Purchaser and its consultants in accordance with methods generally applied in the mining industry and conforms, in all material respects, to the requirements of NI 43-101 and Securities Laws.

(vii) The Purchaser is in compliance in all material respects with the provisions of NI 43-101, has filed all technical reports required thereby, and there has been no change of which the Purchaser is or should be aware that would disaffirm or change any aspect of the Purchaser Technical Report or that would require the filing of a new technical report under NI 43-101.

(z) Interest in Properties.

(i) Each of the Purchaser and its subsidiaries has valid and sufficient right, title and interest free and clear of any Lien (other than Permitted Liens) in and to the following (collectively, the "Purchaser Properties"): (A) its unpatented and patented lode mining claims, leases and licences of any nature whatsoever and all other rights relating in any manner whatsoever to the interest in, or exploration for minerals on, the Purchaser Properties, and, in each case, as are necessary to perform the operations of the Purchaser and each of its subsidiaries businesses as presently owned and conducted; (B) its real property interests of any nature whatsoever including fee simple estate of and in real property, licences (from landowners and authorities permitting the use of land by the Purchaser or any of its subsidiaries), leases, rights of way, occupancy rights, surface rights, mineral rights, easements and all other real property interests, and, in each case, as are necessary to perform the operations of its business as presently owned and conducted; and (C) all of its properties and assets of any nature whatsoever and to all benefits derived therefrom and mineral rights, including all the properties (including, without limitation, the Purchaser Material Property) and assets reflected in the balance sheet forming part of the Purchaser Public Disclosure Record, in each case, as are necessary to perform the operations of its business as presently owned and conducted;

(ii) Other than as set out in the Purchaser Public Disclosure Record, each of the Purchaser and its subsidiaries has all necessary surface rights, access rights and other rights and interests relating to its material mineral properties including the Purchaser Material Property, granting the Purchaser or its subsidiaries the right and ability to explore for minerals, ore and metals thereon, with only such exceptions as do not materially interfere with the use made by the Purchaser or its subsidiaries of the rights or interests so held, and each of the Purchaser property interests or rights under each of the documents, agreements, instruments and obligations relating thereto and referred to above is currently in good standing in the name of the Purchaser or its subsidiaries and free and clear of all material encumbrances (other than Permitted Liens) and no third party or group holds any such rights that would be required by the Purchaser to so explore for minerals, ore or metals on such material mineral properties;

(iii) The Purchaser and each of its subsidiaries has duly and timely satisfied, performed and observed all of the material obligations required to be satisfied, performed and observed by it under, and there exists no material default or event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default by the Purchaser or any of its subsidiaries under any lease, contract or other agreement pertaining to their respective Purchaser Properties and each such lease, contract or other agreement is enforceable and in full force and effect;

(iv) (A) Other than the applicable property lessors, royalty holders or lienholders or Permitted Liens, the Purchaser and each of its subsidiaries have the exclusive right to deal with the Purchaser Properties; (B) other than the applicable property lessors, royalty holders or lienholders of Permitted Liens, no person or entity of any nature whatsoever other than the Purchaser or its subsidiaries has any interest in the Purchaser Properties or the production or profits therefrom or any right to acquire or otherwise obtain any such interest from the Purchaser or any of its subsidiaries; (C) other than as set out in Purchaser Public Disclosure Record and Permitted Liens, there are no options, back-in rights, earn-in rights, rights of first refusal, off-take rights or obligations, royalty rights, streaming rights or other rights of any nature whatsoever which would materially affect the Purchaser's or any of its subsidiaries' interests in the Purchaser Properties, and no such rights are, to the knowledge of the Purchaser, threatened; (D) neither the Purchaser nor any of its subsidiaries has received any notice, whether written or oral, from any Governmental Authority or any other person of any revocation or intention to revoke, diminish or challenge its interest in the Purchaser Properties; and (E) the Purchaser Properties are in good standing under and comply with all Laws and all work required to be performed has been performed and all taxes, fees, expenditures and all other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made;

(v) To the knowledge of the Purchaser, each of the title documents and other agreements or instruments relating to the Purchaser Properties is valid, subsisting and enforceable, and there are no adverse claims, demands, actions, suits or proceedings that have been commenced or are pending or that are threatened, affecting or which could affect the Purchaser's or any of its subsidiaries' right, title or interest in the Purchaser Properties or the ability of the Purchaser or any of its subsidiaries, as applicable, to explore or develop the Purchaser Material Properties, including the title to or ownership by the Purchaser or its subsidiaries of the foregoing, or which might involve the possibility of any judgement or liability affecting the Purchaser Properties;

(vi) None of the directors or officers of the Purchaser holds any right, title or interest in, nor has taken any action to obtain, directly or indirectly, any right, title or interest in any of the Purchaser Properties or in any permit, concession, claim, lease, licence or other right to explore for, exploit, develop, mine or produce minerals from or in any manner in relation to the Purchaser Properties;

(vii) Other than as set out in the Purchaser Public Disclosure Record or Permitted Liens, no person has any written or verbal agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from the Purchaser or any of its subsidiaries of any of the assets of the Purchaser. Neither the Purchaser nor any of its subsidiaries is obligated under any prepayment contract or other prepayment arrangement to deliver mineral products at some future time without then receiving full payment therefor; and

(viii) Other than as set out in the Purchaser Public Disclosure Record or Permitted Liens, there are no restrictions on the ability of the Purchaser to use, transfer or exploit the Purchaser Properties, in each case, as are necessary to perform the operations of the Purchaser and each of its subsidiaries businesses as presently owned and conducted.

(aa) Expropriation. None of the Purchaser Properties or any other material property or asset of the Purchaser or any of its subsidiaries has been taken or expropriated by any Governmental Authority nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Purchaser, is there any intent or proposal to give any such notice or to commence any such proceeding.

(bb) Cultural Heritage. To the knowledge of the Purchaser, none of the areas covered by the Purchaser Properties (including any construction, remains or similar elements located on them) have been declared as a culture heritage site by any Governmental Authority.

(cc) Native American Claims. The Purchaser and its subsidiaries have no outstanding agreements, memorandums of understanding or similar arrangements with any aboriginal or Native American tribes or groups and have not received any aboriginal or Native American land claim or treaty land entitlement claim which materially affects the Purchaser or any of its subsidiaries.

(dd) NGOs and Community Groups. No dispute between the Purchaser or any of its subsidiaries and any non-governmental organization, community or community group exists or, to the knowledge of the Purchaser, is threatened or imminent with respect to any of the Purchaser Properties or operations.

(ee) Contracts.

(i) Each material Contract of the Purchaser or its subsidiaries is in full force and effect and is a valid and binding obligation of the Purchaser or its subsidiaries and, to the knowledge of the Purchaser without any inquiry, the other parties thereto and is enforceable by the Purchaser or its subsidiaries in accordance with its respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(ii) The Purchaser or its subsidiaries, as applicable, has performed in all material respects, all respective obligations required to be performed by it to date under the material Contracts of the Purchaser and its subsidiaries and none of the Purchaser or its subsidiaries or, to the knowledge of the Purchaser, the other parties thereto, is in breach or violation of or in default in any material respect under (in each case, with or without notice or lapse of time or both) any material Contract of the Purchaser or its subsidiaries. Neither the Purchaser nor any of its subsidiaries has received or given any notice of default under any material Contract of the Purchaser or its subsidiaries which remains uncured, and there exists no state of facts which after notice or lapse of time or both would constitute a material default under or material breach of any material Contract of the Purchaser or its subsidiaries or result in the inability of a party to any material Contract of the Purchaser or its subsidiaries to perform its obligations thereunder in any material respect.

(iii) Neither the Purchaser nor any of its subsidiaries has received any written notice or, to the knowledge of the Purchaser, other notice that any party to a material Contract of the Purchaser or its subsidiaries intends to cancel, terminate or otherwise modify or not renew its relationship with the Purchaser or with its subsidiaries and, to the knowledge of the Purchaser, no such action has been threatened.

(ff) Health and Safety.

(i) Each of the Purchaser and its subsidiaries have operated in all material respects in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers' compensation, human rights and harassment and discrimination prevention, labour relations, immigration and privacy, and there are no current, pending or, to the knowledge of the Purchaser, threatened proceedings before any Governmental Authority with respect to any such matters.

(ii) Neither the Purchaser nor any of its subsidiaries has received any demand or notice with respect to a material breach of any applicable health and safety Laws, the effect of which would reasonably be expected to materially affect operations relating to the Purchaser Properties.

(iii) There are no material outstanding assessments, penalties, fines, liens, charges, surcharges or other amounts due or owing pursuant to any workplace safety and insurance legislation and neither the Purchaser nor any of its subsidiaries has been reassessed in any material respect under such legislation during the past three (3) years and, to the knowledge of the Purchaser, no audit of the Purchaser or any of its subsidiaries is currently being performed pursuant to any applicable workplace safety and insurance legislation. There are no claims, investigations or inquiries pending against the Purchaser or any of its subsidiaries (or naming the Purchaser or any of its subsidiaries as a potentially responsible party) based on material non-compliance with any applicable health and safety Laws at any of the operations relating to the Purchaser Properties.

(gg) Environment.

(i) The Purchaser and its subsidiaries have carried on and are currently carrying on their operations in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect;

(ii) Each of the Purchaser and its subsidiaries have obtained from the relevant Governmental Authorities, and are in compliance with, any Environmental Approvals required to conduct their previous and current businesses and such Environmental Approvals remain valid and in good standing on the date hereof;

(iii) Other than as set out in the Purchaser Public Disclosure Record, neither the Purchaser nor any of its subsidiaries is subject to any contingent or other liability relating to (A) the restoration or rehabilitation of land, water or any other part of the environment, (B) mine closure, reclamation, remediation or other post operational requirements, or (C) non-compliance with Environmental Laws;

(iv) Neither the Purchaser nor any of its subsidiaries has caused or permitted the Release of any Hazardous Substances on or to any of the Purchaser Properties in such a manner as: (A) would reasonably be expected to impose liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such liability would not have a Purchaser Material Adverse Effect; or (B) would be reasonably expected to result in imposition of a lien, charge or other encumbrance or the expropriation of any of the Purchaser Properties or any of the material assets of the Purchaser or any of its subsidiaries; and

(v) Neither the Purchaser nor any of its subsidiaries has received from any person or Governmental Authority any notice, formal or informal, of any proceeding, action or other claim, liability or potential liability arising under any Environmental Law that is pending as of the date of this Agreement. To the knowledge of the Purchaser, there are no facts or circumstances that reasonably could be expected to give rise to any such notice, action or other claim, liability or potential liability.

(hh) Insurance. Each of the Purchaser and its subsidiaries has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development.

(ii) Books and Records. The corporate records and minute books of the Purchaser and its subsidiaries have been maintained in accordance with all applicable Laws in all material respects and such corporate records and minute books are complete and accurate in all material respects. The financial books and records and accounts of the Purchaser have in all material respects been maintained in accordance with good business practices and in accordance with IFRS or the accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years.

(jj) Non-Arm's Length Transactions. Except as disclosed in the Purchaser Financial Statements and other than employment or compensation agreements entered into in the ordinary course of business, as of the date hereof, there are no current contracts, commitments, agreements, arrangements or other transactions between the Purchaser or its subsidiaries, on the one hand, and any (i) officer or director of the Purchaser or its subsidiaries, (ii) any holder of record of 10% or more of the outstanding Purchaser Shares or any person that, to the knowledge of the Purchaser, beneficially owns 10% or more of the outstanding Purchaser Shares, or (iii) any affiliate or associate or any such officer, director or Purchaser Shareholder, on the other hand.

(kk) Investment Canada Act. The Purchaser is either not a "non-Canadian" or is a "trade agreement investor" and not a "state-owned enterprise" within the meaning of the Investment Canada Act.

(ll) Payments. All costs, expenses and liabilities payable on or prior to the date hereof under the terms of any material Contracts to which the Purchaser or any of its subsidiaries or affiliates is bound have been properly and timely paid, except for such expenses that are currently being paid prior to delinquency in the ordinary course of business or such costs, expenses and liabilities the non-payment of which would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

(mm) Funds Available. Provided that there is no continuing default or event of default under the Purchaser Credit Agreement, the obligations of the Purchaser under the Bridge Loan Agreement are not subject to any conditions regarding the ability of the Purchaser or any other Person to obtain financing to satisfy advances under the Bridge Loan Agreement.

3.3 Survival of Representations and Warranties

No investigation by or on behalf of either Party prior to the execution of this Agreement will mitigate, diminish or affect the representations and warranties made by the other Party. The representations and warranties of the Parties contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section 3.3 will not limit any covenant or agreement of any of the Parties, which, by its terms, contemplates performance after the Effective Time or the date on which this Agreement is terminated, as the case may be.

ARTICLE 4
COVENANTS

4.1 Covenants of the Company Regarding the Conduct of Business

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the Purchaser's consent in writing (to the extent that such consent is permitted by applicable Law), which consent will not be unreasonably withheld, conditioned or delayed, (ii) as expressly permitted or specifically contemplated by this Agreement, (iii) as set out in the Company Disclosure Letter, (iv) as set out in the Company Budget, (v) as is otherwise required by applicable Law or any Governmental Authority, or (vi) as required to comply with or implement any COVID-19 Measures:

(a) the businesses of the Company and its subsidiaries will be conducted only in the ordinary course of business, in accordance in all material respects with applicable Laws and in accordance in all material respects with the Company Budget, the Company and its subsidiaries will materially comply with the terms of all Material Contracts and will use commercially reasonable efforts to maintain and preserve intact its and their business organizations, assets, properties, rights, Permits, goodwill and business relationships in all material respects and keep available the services of the officers, employees and consultants of the Company and its subsidiaries as a group;

(b) the Company will fully cooperate and consult through meetings with the Purchaser, as the Purchaser may reasonably request, to allow the Purchaser to monitor, and provide input with respect to, any activities relating to the operation of the Company Properties and will not make any capital expenditures or other financial commitments in excess of US$75,000 above forecasted capital expenditures disclosed in the Company Budget;

(c) without limiting the generality of Section 4.1(a) above, the Company will not, directly or indirectly:

(i) alter or amend the articles, notice of articles or other constating documents of the Company or its subsidiaries;

(ii) declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of any equity securities of the Company or its subsidiaries (other than dividends, distributions, payments or returns of capital made to the Company by its subsidiaries);

(iii) split, divide, consolidate, combine or reclassify the Company Shares or any other securities of the Company or its subsidiaries;

(iv) issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber any Company Shares or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Company Shares or other equity or voting interests or other securities or any shares of its subsidiaries (including, for greater certainty, Company Options, Company RSUs, Company Warrants or any other equity based awards), other than: (A) the issuance of Company Shares pursuant to the exercise or settlement (as applicable) of Company Options, Company RSUs and Company Warrants that are outstanding as of the date of this Agreement in accordance with their terms; and (B) the issuance of Company Shares pursuant to existing property acquisition agreements;

(v) redeem, purchase or otherwise acquire or subject to any Lien, any of its outstanding Company Shares or other securities or securities convertible into or exchangeable or exercisable for Company Shares or any such other securities or any shares or other securities of its subsidiaries;

(vi) amend the terms of any securities of the Company or its subsidiaries;

(vii) adopt a plan of liquidation or pass any resolution providing for the liquidation or dissolution of the Company or its subsidiaries;

(viii) reorganize, amalgamate or merge the Company with any other person and will not cause or permit its subsidiaries to reorganize, amalgamate or merge with any other person;

(ix) reduce the stated capital of the shares of the Company or its subsidiaries;

(x) create any subsidiary or enter into any Contracts or other arrangements regarding the control or management of the operations, or the appointment of governing bodies or enter into any Joint Ventures;

(xi) make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures), except as disclosed in the Company Public Disclosure Record, as required by applicable Laws or under IFRS; or

(xii) enter into, modify or terminate any Contract with respect to any of the foregoing;

(d) the Company will immediately notify the Purchaser orally and then promptly notify the Purchaser in writing of: (i) any "material change" (as defined in the Securities Act) in relation to the Company or its subsidiaries; (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (iii) any breach of this Agreement by the Company; or (iv) any event occurring after the date of this Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate such that the conditions in Section 7.3(b) would not be satisfied;

(e) the Company will not, and will not cause or permit its subsidiaries to, directly or indirectly, except in connection with this Agreement:

(i) sell, pledge, lease, licence, dispose of, mortgage or encumber or otherwise transfer any assets or properties of the Company or its subsidiaries, including without limitation with respect to the Company Properties (which, for the avoidance of doubt, shall not include the disposal by the Company or its subsidiaries of obsolete assets or immaterial personal property);

(ii) acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or a series of related transactions, any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment, directly or indirectly, in one transaction or in a series of related transactions, by the purchase of securities, contribution of capital, property transfer or purchase of any property or assets of any other person;

(iii) incur any capital expenditures, enter into any agreement obligating the Company or its subsidiaries to provide for future capital expenditures in excess of US$75,000 above forecasted capital expenditures disclosed in the Company Budget or incur any indebtedness (including the making of any payments in respect thereof, including any premiums or penalties thereon or fees in respect thereof) or issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances other than pursuant to a Material Contract in existence on the date hereof;

(iv) pay, discharge or satisfy any claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in the Company Financial Statements, or voluntarily waive, release, assign, settle or compromise any Proceeding;

(v) engage in any new business, enterprise or other activity that is inconsistent with the existing businesses of the Company in the manner such existing businesses generally have been carried on or (as disclosed in the Company Public Disclosure Record) planned or proposed to be carried on prior to the date of this Agreement;

(vi) enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction;

(vii) expend or commit to expend any amounts with respect to expenses for any Company Property in excess of US$75,000 above forecasted capital expenditures disclosed in the Company Budget; or

(viii) authorize any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(f) the Company will not, and will not cause or permit its subsidiaries to, directly or indirectly, except in the ordinary course of business:

(i) terminate, fail to renew, cancel, waive, release, grant or transfer any rights that are material to the Company;

(ii) except in connection with matters otherwise permitted under this Section 4.1, enter into any Contract that, if entered into prior to the date hereof, would be a Material Contract, or terminate, cancel, extend, renew or amend, modify or change any Material Contract or waive, release or assign any material rights or claims thereto or thereunder;

(iii) enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee), or modify, amend or exercise any right to renew any lease or sublease of real property or acquire any interest in real property; or

(iv) enter into any Contract containing any provision restricting or triggered by the transactions contemplated herein;

(g) neither the Company nor any of its subsidiaries will, except in the ordinary course of business, or as is necessary to comply with applicable Laws or pursuant to any existing Contracts (including employment agreements) or Employee Plans in effect on the date hereof:

(i) grant to any officer, director, employee or consultant of the Company or its subsidiaries an increase in compensation in any form;

(ii) grant any general salary or fee increase, pay any fee, bonus, award (equity or otherwise) or other material compensation to the directors, officers, employees or consultants of the Company or its subsidiaries other than the payment of salaries, fees and bonuses in the ordinary course of business as disclosed in the Company Disclosure Letter;

(iii) take any action with respect to the grant, acceleration or increase of any severance, change of control, retirement, retention or termination pay or amend any existing arrangement relating to the foregoing;

(iv) enter into or modify any employment or consulting agreement with any officer or director of the Company or its subsidiaries;

(v) enter into or modify any employment or consulting agreement with any employee or consultant that provides for base salary, fees, bonuses, severance or any other incentive in excess of US$100,000;

(vi) terminate the employment or consulting arrangement of any senior management employees (including the Company Senior Management), except for cause;

(vii) increase any benefits payable under its current severance or termination pay policies;

(viii) increase the coverage, contributions, funding requirements or benefits available under any Employee Plan or create any new plan which would be considered to be an Employee Plan once created;

(ix) make any material determination under any Employee Plan that is not in the ordinary course of business;

(x) amend the Company Equity Incentive Plans, or adopt or make any contribution to or any award under any new performance share unit plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors or senior officers or former directors or senior officers of the Company or its subsidiaries;

(xi) take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance, vesting or settlement criteria or accelerate vesting or settlement under the Company Equity Incentive Plans; or

(xii) establish, adopt, enter into, amend or terminate any collective bargaining agreement or recognize any collective bargaining representative for any employees;

(h) neither the Company nor its subsidiaries will make any loan to any officer, director, employee or consultant of the Company or its subsidiaries;

(i) any inter-company advances by the Company into U.S.-domiciled subsidiaries shall be contributed as capital contributions down through each entity in the ownership chain before December 31, 2023;

(j) the Company will use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Company and its subsidiaries, including directors' and officers' insurance, not to be cancelled, terminated, amended or modified and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, provided, however, that, except as contemplated by Section 4.9(b), the Company will not obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months;

(k) the Company will use commercially reasonable efforts to retain the services of its and its subsidiaries' existing employees and consultants (including the Company Senior Management) until the Effective Time, and will promptly provide written notice to the Purchaser of the resignation or termination of any of its key employees or consultants (including the Company Senior Management);

(l) neither the Company nor its subsidiaries will make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its material Permits or take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation or limitation of rights under, any material Permit necessary to conduct its businesses as now being conducted;

(m) the Company and each of its subsidiaries will (i) duly and timely file all Returns required to be filed by it on or after the date hereof and all such Returns will be true, complete and correct in all material respects, (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith by appropriate proceedings pursuant to applicable Laws, and (iii) keep the Purchaser reasonably informed, on a prompt basis, of any events, discussions, notices or changes with respect to any Tax investigation (other than ordinary course communications which could not reasonably be expected to be material to the Company and its subsidiaries); provided, however, that Millennial Silver Nevada Inc. will duly file, prior to April 15, 2023, an extension pursuant to U.S. Treasury Regulations Section 1.6081-3 with the applicable Governmental Authority in respect of the 2022 taxation year such that the time to file the federal income tax Returns with respect to such entity may be extended until on or before October 15, 2023;

(n) the Company and its subsidiaries will not: (i) change its tax accounting methods, principles or practices, except insofar as may have been required by a change in IFRS or applicable Law; (ii) amend any Return or change any of its methods of reporting income or claiming deductions for Tax purposes from those employed in the preparation of its Returns for the taxation year ended December 31, 2022, except as may be required by applicable Law; (iii) make, change or revoke any material election relating to Taxes; (iv) settle, compromise or agree to the entry of judgment with respect to any action, claim or other Proceeding relating to Taxes (other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Company Financial Statements); (v) enter into any tax sharing, tax allocation or tax indemnification agreement; (vi) make a request for a tax ruling to any Governmental Authority; or (vii) agree to any extension or waiver of the limitation period relating to any material Tax claim, assessment or reassessment;

(o) the Company will not, and will not cause or permit its subsidiaries to, settle or compromise any action, claim or other Proceeding: (i) brought against it for damages or providing for the grant of injunctive relief or other non-monetary remedy ("Litigation"); or (ii) brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Arrangement;

(p) the Company will not, and will not cause or permit its subsidiaries to, commence any Litigation (other than litigation in connection with the collection of accounts receivable, to enforce the terms of this Agreement or the Confidentiality Agreement, to enforce other obligations of the Purchaser or as a result of litigation commenced against the Company);

(q) the Company will not, and will not cause or permit its subsidiaries to, enter into or renew any Contract: (i) containing (A) any limitation or restriction on the ability of the Company or its subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its affiliates, to engage in any type of activity or business, (B) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of the Company or its subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of the Purchaser or any of its affiliates, is or would be conducted, (C) any limit or restriction on the ability of the Company or its subsidiaries or, following completion of the transactions contemplated hereby, the ability of the Purchaser or any of its affiliates, to solicit customers or employees, or (D) any provision restricting or triggered by the transactions contemplated herein; or (ii) that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement; and

(r) the Company will not, and will not cause or permit any of its subsidiaries to, take any action which would render any representation or warranty made by the Company in this Agreement untrue or inaccurate in any material respect (disregarding for this purpose all materiality or Company Material Adverse Effect qualifications contained therein) at any time prior to the Effective Date if then made; and

(s) as is applicable, the Company will not, and will not cause or permit its subsidiaries to, agree, announce, resolve, authorize or commit to do any of the foregoing, except as permitted above.

4.2 Covenants of the Purchaser Regarding the Conduct of Business

The Purchaser covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the Company's consent in writing (to the extent that such consent is permitted by applicable Law), which consent will not be unreasonably withheld, conditioned or delayed; (ii) as expressly permitted or specifically contemplated by this Agreement; (iii) in connection with the Purchaser Financing; or (iv) as is otherwise required by applicable Law or any Governmental Authority:

(a) the business of the Purchaser and its subsidiaries will be conducted only in the ordinary course of business, in accordance in all material respects with applicable Laws, the Purchaser and its subsidiaries will materially comply with the terms of all Contracts material to the Purchaser or its subsidiaries and will use commercially reasonable efforts to maintain and preserve intact its and their business organizations, assets, properties, rights, Permits, goodwill and business relationships in all material respects and to keep available the services of its officers, employees and consultants of the Purchaser and its subsidiaries as a group;

(b) without limiting the generality of Section 4.2(a) above, the Purchaser will not, directly or indirectly:

(i) alter or amend the articles, notice of articles or other constating documents of the Purchaser or its subsidiaries;

(ii) declare, set aside or pay any dividend or make any distribution or payment or return of capital in respect of any equity securities of the Purchaser or its subsidiaries (other than dividends, distributions, payment or returns of capital made to the Purchaser by its subsidiaries);

(iii) split, divide, consolidate, combine or reclassify the Purchaser Shares or any other securities of the Purchaser or its subsidiaries;

(iv) issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber any Purchaser Shares or other equity or voting interests or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Purchaser Shares or other equity or voting interests or other securities or any shares of its subsidiaries, other than: (A) the issuance of Purchaser Shares pursuant to the exercise or settlement (as applicable) of options, restricted share units and deferred share units that are outstanding as of the date of this Agreement in accordance with their terms; and (B) the issuance of Purchaser Shares pursuant to existing property acquisition agreements;

(v) redeem, purchase or otherwise acquire or subject to any Lien, any of its outstanding Purchaser Shares or other securities or securities convertible into or exchangeable or exercisable for Purchaser Shares or any such other securities or any shares or other securities of its subsidiaries;

(vi) amend the terms of any securities of the Purchaser or its subsidiaries;

(vii) adopt a plan of liquidation or pass any resolution providing for the liquidation or dissolution of the Purchaser or any of its subsidiaries;

(viii) reorganize, amalgamate or merge the Purchaser with any other person and will not cause or permit its subsidiaries to reorganize, amalgamate or merge with any other person;

(ix) reduce the stated capital of the shares of the Purchaser or its subsidiaries;

(x) enter into any Contracts or other arrangements regarding the control or management of the operations, or the appointment of governing bodies or enter into any joint ventures;

(xi) make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures), except as disclosed in the Purchaser Public Disclosure Record, as required by applicable Laws or under IFRS; or

(xii) enter into, modify or terminate any Contract with respect to any of the foregoing;

(c) the Purchaser will immediately notify the Company orally and then promptly notify the Company in writing of: (i) any "material change" (as defined in the Securities Act) in relation to the Purchaser or its subsidiaries; (ii) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, (iii) any breach of this Agreement by the Purchaser, or (iv) any event occurring after the date of this Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate such that the conditions in Section 7.2(b) would not be satisfied;

(d) the Purchaser will not, and will not cause or permit its subsidiaries to, directly or indirectly, except in connection with this Agreement:

(i) sell, pledge, lease, licence, dispose of, mortgage or encumber or otherwise transfer any material assets or properties of the Purchaser or its subsidiaries, including without limitation with respect to the Purchaser Material Property (which, for the avoidance of doubt, shall not include the disposal by the Purchaser or its subsidiaries of obsolete assets or immaterial personal property);

(ii) acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or a series of related transactions, any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment, directly or indirectly, in one transaction or in a series of related transactions, by the purchase of securities, contribution of capital, property transfer or purchase of any property or assets of any other person;

(iii) incur any capital expenditures, enter into any agreement obligating the Purchaser or its subsidiaries to provide for future capital expenditures of US$250,000 in excess of the Purchaser's annual budget (which annual budget has been disclosed to the Company), or incur any indebtedness (including the making of any payments in respect thereof, including any premiums or penalties thereon or fees in respect thereof) or issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances other than pursuant to a Contract in existence on the date hereof that is material to the Purchaser and its subsidiaries;

(iv) pay, discharge or satisfy any claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in the Purchaser Financial Statements, or voluntarily waive, release, assign, settle or compromise any Proceeding;

(v) engage in any new business, enterprise or other activity that is inconsistent with the existing businesses of the Purchaser in the manner such existing businesses generally have been carried on or (as disclosed in the Purchaser Public Disclosure Record) planned or proposed to be carried on prior to the date of this Agreement; or

(vi) authorize any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(e) the Purchaser will not, and will not cause or permit its subsidiaries to, directly or indirectly, except in the ordinary course of business:

(i) terminate, fail to renew, cancel, waive, release, grant or transfer any rights that are material to the Purchaser;

(ii) except in connection with matters otherwise permitted under this Section 4.2, enter into any Contract that, if entered into prior to the date hereof, would be a Contract that is material to the Purchaser and its subsidiaries, or terminate, cancel, extend, renew or amend, modify or change any Contract that is material to the Purchaser and its subsidiaries or waive, release or assign any material rights or claims thereto or thereunder;

(iii) enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee) that is material to the Purchaser, or modify, amend or exercise any right to renew any lease or sublease of real property or acquire any interest in real property in each case that is material to the Purchaser; or

(iv) enter into any Contract containing any provision restricting or triggered by the transactions contemplated herein;

(f) neither the Purchaser nor any of its subsidiaries will, except in the ordinary course of business, or as is necessary to comply with applicable Laws or pursuant to any existing Contracts (including employment agreements) in effect on the date hereof:

(i) grant to any officer, director, employee or consultant of the Purchaser or its subsidiaries an increase in compensation in any form;

(ii) grant any general salary or fee increase, pay any fee, bonus, award (equity or otherwise) or other material compensation to the directors, officers, employees or consultants of the Purchaser or its subsidiaries other than the payment of salaries, fees and bonuses in the ordinary course of business;

(iii) take any action with respect to the grant, acceleration or increase of any severance, change of control, retirement, retention or termination pay or amend any existing arrangement relating to the foregoing;

(iv) enter into or modify any employment or consulting agreement with any officer or director of the Purchaser or its subsidiaries;

(v) terminate the employment or consulting arrangement of any senior management employees, except for cause;

(vi) increase any benefits payable under its current severance or termination pay policies;

(vii) take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance, vesting or settlement criteria or accelerate vesting or settlement under the equity incentive plans of the Purchaser; or

(viii) establish, adopt, enter into, amend or terminate any collective bargaining agreement or recognize any collective bargaining representative for any employees;

(g) neither the Purchaser nor its subsidiaries will make any loan to any officer, director, employee or consultant of the Purchaser or its subsidiaries;

(h) the Purchaser will use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Purchaser and its subsidiaries not to be cancelled, terminated, amended or modified and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(i) the Purchaser will promptly provide written notice to the Company of the resignation or termination of any of its key employees or consultants;

(j) neither the Purchaser nor its subsidiaries will make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its material Permits or take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation or limitation of rights under, any material Permit necessary to conduct its businesses as now being conducted;

(k) the Purchaser and each of its subsidiaries will (i) duly and timely file all Returns required to be filed by it on or after the date hereof and all such Returns will be true, complete and correct in all material respects, (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith by appropriate proceedings pursuant to applicable Laws, and (iii) keep the Company reasonably informed, on a prompt basis, of any events, discussions, notices or changes with respect to any Tax investigation (other than ordinary course communications which could not reasonably be expected to be material to the Purchaser and its subsidiaries);

(l) the Purchaser and its subsidiaries will not: (i) change its tax accounting methods, principles or practices, except insofar as may have been required by a change in IFRS or applicable Law; (ii) amend any Return or change any of its methods of reporting income or claiming deductions for Tax purposes from those employed in the preparation of its Returns for the taxation year ended December 31, 2022, except as may be required by applicable Law; (iii) make, change or revoke any material election relating to Taxes; (iv) settle, compromise or agree to the entry of judgment with respect to any action, claim or other Proceeding relating to Taxes (other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Purchaser Financial Statements); (v) enter into any tax sharing, tax allocation or tax indemnification agreement; (vi) make a request for a tax ruling to any Governmental Authority; or (vii) agree to any extension or waiver of the limitation period relating to any material Tax claim, assessment or reassessment;

(m) the Purchaser will not, and will not cause or permit its subsidiaries to, enter into or renew any Contract: (i) containing any provision restricting or triggered by the transactions contemplated herein; or (ii) that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement;

(n) the Purchaser will not, and will not cause or permit any of its subsidiaries to, take any action which would render any representation or warranty made by the Purchaser in this Agreement untrue or inaccurate in any material respect (disregarding for this purpose all materiality or Purchaser Material Adverse Effect qualifications contained therein) at any time prior to the Effective Date if then made; and

(o) as is applicable, the Purchaser will not, and will not cause or permit its subsidiaries to, agree, announce, resolve, authorize or commit to do any of the foregoing.

4.3 Access to Information

Subject to compliance with applicable Laws and the terms of any existing Contracts, each Party (the "Providing Party") will afford to the other Party and its Representatives (the "Accessing Party") until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, continuing access to the Company Diligence Information or the Purchaser Diligence Information, as applicable, and reasonable access during normal business hours and upon reasonable notice, to the Providing Party's and its subsidiaries' businesses, properties, books and records and such other data and information as the Accessing Party may reasonably request, as well as to its management personnel, provided however that (a) such access shall not unduly interfere with the ordinary conduct of the businesses of the Providing Party and (b) other than in circumstances where access to or disclosure of any information or documents would not result in the loss of attorney-client privilege, the Providing Party shall not have any obligation in response to a request by the Accessing Party to provide access to or otherwise disclose any information or documents subject to attorney-client privilege. Subject to compliance with applicable Laws and such requests not materially and unduly interfering with the ordinary conduct of the business of the Company, the Company and its subsidiaries will also make available to the Purchaser and its Representatives information reasonably requested by the Purchaser for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of the Purchaser and the Company and its affiliates following completion of the Arrangement. Without limiting the generality of the provisions of the Confidentiality Agreement, the Purchaser and the Company each acknowledge that all information provided to it under this Section 4.3, or otherwise pursuant to this Agreement or in connection with the transactions contemplated hereby, is subject to the Confidentiality Agreement, which will remain in full force and effect in accordance with its terms notwithstanding any other provision of this Agreement or any termination of this Agreement. If any provision of this Agreement otherwise conflicts or is inconsistent with any provision of the Confidentiality Agreement, the provisions of this Agreement will supersede those of the Confidentiality Agreement but only to the extent of the conflict or inconsistency and all other provisions of the Confidentiality Agreement will remain in full force and effect. Investigations made by or on behalf of a Party, whether under this Section 4.3 or otherwise, will not waive, diminish the scope of or otherwise affect any representation or warranty made by the other Party in this Agreement.

4.4 Covenants of the Company Regarding the Arrangement

 Subject to the terms and conditions of this Agreement, the Company shall and shall cause its subsidiaries to perform all obligations required to be performed by the Company under this Agreement, cooperate with the Purchaser in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement and the other transactions contemplated hereby, including (without limiting the obligations of the Company in Article 2):

(a) subject to the Purchaser's prior review and approval as contemplated by Section 2.2(a), publicly announcing the execution of this Agreement, the support of the Company Board of the Arrangement (including the voting intentions of each Supporting Company Shareholder referred to in Section 2.5(d)) and the Company Board Recommendation;

(b) using its commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by the Company and its subsidiaries from other parties to any Material Contracts in order to complete the Arrangement;

(c) cooperating with the Purchaser in connection with, and using its commercially reasonable efforts to assist the Purchaser in obtaining the waivers, consents and approvals referred to in Section 4.5(b), provided, however, that, notwithstanding anything to the contrary in this Agreement, in connection with obtaining any waiver, consent or approval from any person (other than a Governmental Authority) with respect to any transaction contemplated by this Agreement, the Company will not be required to pay or commit to pay to such person whose waiver, consent or approval is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation;

(d) using its commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from registration under Section 3(a)(10) of the U.S. Securities Act and exemptions under applicable securities laws of any state of the United States;

(e) upon reasonable consultation with the Purchaser, using commercially reasonable efforts to oppose, or seek to lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend all lawsuits or other legal, regulatory or other Proceedings against the Company challenging or affecting this Agreement or the completion of the Arrangement; and

(f) in the event that the Purchaser concludes that it is necessary or desirable to proceed with another form of transaction (such as a formal take-over bid or amalgamation) (an "Alternative Transaction") whereby the Purchaser and/or its affiliates would effectively acquire all of the Company Shares within approximately the same time periods and on economic terms and other terms and conditions (including tax treatment) and having economic consequences to the Company and the Company Shareholders which are substantially equivalent to or better than those contemplated by this Agreement (the "Alternative Transaction Conditions"), the Company shall consider such Alternative Transaction in good faith and if the Company determines, acting reasonably, that the Alternative Transaction Conditions are satisfied, it will support the completion of such Alternative Transaction in the same manner as the Arrangement, and shall otherwise fulfill its covenants contained in this Agreement in respect of such Alternative Transaction. In the event of any proposed Alternative Transaction, any reference in this Agreement to the Arrangement shall refer to the Alternative Transaction to the extent applicable, all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction and all references to time periods regarding the Arrangement, including the Effective Time, herein shall refer to the date of closing of the transactions contemplated by the Alternative Transaction (as such date may be extended from time to time).

4.5 Covenants of the Purchaser Regarding the Arrangement

Subject to the terms and conditions of this Agreement, the Purchaser will perform all obligations required to be performed by it under this Agreement and the Bridge Loan Agreement, cooperate with the Company in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Arrangement, the transactions contemplated by the Bridge Loan Agreement, the Purchaser Financing and other transactions contemplated hereby, including (without limiting the obligations of the Purchaser in Article 2):

(a) subject to the Company's prior review and approval as contemplated by Section 2.3(a), publicly announcing the execution of this Agreement and the support of the Purchaser Board of the Arrangement;

(b) cooperating with the Company in connection with, and using its commercially reasonable efforts to assist the Company in obtaining the waivers, consents and approvals referred to in Section 4.4(b), provided, however, that, notwithstanding anything to the contrary in this Agreement, in connection with obtaining any waiver, consent or approval from any person (other than a Governmental Authority) with respect to any transaction contemplated by this Agreement, the Purchaser will not be required to pay or commit to pay to such person whose waiver, consent or approval is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation;

(c) using its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Authorities from the Purchaser relating to the Arrangement required to be completed prior to the Effective Time;

(d) upon reasonable consultation with the Company, using commercially reasonably efforts to oppose or seek to lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend all lawsuits or other legal, regulatory or other Proceedings against or relating to the Purchaser challenging or affecting this Agreement or the completion of the Arrangement;

(e) forthwith carrying out the terms of the Interim Order and Final Order to the extent applicable to it and taking all necessary actions to give effect to the transactions contemplated herein and the Plan of Arrangement;

(f) applying for and using commercially reasonable efforts to obtain conditional approval or authorization of the listing and posting for trading on the TSXV and NYSE American, as applicable, of the Consideration Shares and Purchaser Shares issuable upon exercise of the Replacement Options and Company Warrants, subject only to the satisfaction by the Purchaser of customary listing conditions of the TSXV and NYSE American;

(g) applying for and using commercially reasonable efforts to obtain conditional approval or authorization of the listing and posting for trading on the TSXV of the Company Warrants, subject only to the satisfaction by the Purchaser of customary listing conditions of the TSXV;

(h) at or prior to the Effective Time, allotting and reserving for issuance a sufficient number of Purchaser Shares to meet the obligations of Purchaser under the Plan of Arrangement;

(i) using its commercially reasonable efforts to keep a sufficient amount of funds unallocated in order to satisfy any and all advances under the Bridge Loan Agreement in accordance with the terms of the Bridge Loan Agreement; and

(j) as soon as reasonably practicable following the date of this Agreement and in any event prior to the mailing of the Company Circular, the Purchaser shall complete the Purchaser Financing.

4.6 Mutual Covenants of the Parties Regarding the Arrangement

Each of the Parties covenants and agrees that, subject to the terms and conditions of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a) it will use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 7 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary and commercially reasonable to permit the completion of the Arrangement in accordance with its obligations under this Agreement, the Plan of Arrangement and applicable Laws and cooperate with the other Parties in connection therewith, including using its commercially reasonable efforts to (i) obtain all Regulatory Approvals required to be obtained by it, (ii) effect or cause to be effected all necessary registrations, filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Arrangement, (iii) oppose, lift or rescind any injunction or restraining order against it or other order, decree, ruling or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Arrangement and (iv) cooperate with the other Parties in connection with the performance by it of its obligations hereunder;

(b) it will use commercially reasonable efforts not to take or cause to be taken any action which is inconsistent with this Agreement or which would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement;

(c) provided that there is no continuing default or event of default under the Purchaser Credit Agreement, as soon as reasonably practicable following the date of this Agreement, it will use commercially reasonable efforts to enter into the Bridge Loan Agreement;

(d) promptly notify the other Party of:

(i) any communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its representatives);

(ii) any communication from any Governmental Authority in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its representatives); and

(iii) any litigation threatened or commenced against or otherwise affecting such Party or any of its subsidiaries that is related to the Arrangement; and

(e) it will use commercially reasonable efforts to execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of the other Parties' legal counsel to permit the completion of the Arrangement.

4.7 Covenants Related to Regulatory Approvals

Each Party, as applicable to that Party, covenants and agrees with respect to obtaining all Regulatory Approvals required for the completion of the Arrangement that, subject to the terms and conditions of this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a) as soon as reasonably practicable, each Party, or where appropriate, both Parties jointly, shall make all notifications, filings, applications and submissions with Governmental Authorities required or advisable, and shall use commercially reasonable efforts to obtain all required Regulatory Approvals and shall cooperate with the other Party in connection with all Regulatory Approvals sought by the other Party;

(b) no Party shall extend or consent to any extension or refuse to consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Authority not to consummate the transactions contemplated by this Agreement, except upon the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed);

(c) all filing fees (including any Taxes thereon) in respect of any filing made to any Governmental Authority in respect of any Regulatory Approvals shall be paid by the Purchaser;

(d) each Party shall use commercially reasonable efforts to respond promptly to any request or notice from any Governmental Authority requiring that Party to supply additional information that is relevant to the review of the transactions contemplated by this Agreement in respect of obtaining or concluding the Regulatory Approvals sought by either Party, and each Party shall cooperate with the other Party and shall furnish to the other Party such information and assistance as a Party may reasonably request in connection with preparing any submission or responding to such request or notice from a Governmental Authority;

(e) each Party shall permit the other Party an opportunity to review in advance any proposed applications, notices, filings, submissions, undertakings, correspondence, communications or other documents (including responses to requests for information and inquiries from any Governmental Authority) in respect of obtaining or concluding all required Regulatory Approvals, and shall provide the other Party with a reasonable opportunity to comment thereon and agree to consider those comments in good faith, and each Party shall provide the other Party with any applications, notices, filings, submissions, undertakings, correspondence, communications or other documents provided to a Governmental Authority, or any communications received from a Governmental Authority, in respect of obtaining or concluding the required Regulatory Approvals;

(f) each Party shall keep the other Party reasonably informed on a timely basis of the status of discussions relating to obtaining or concluding the required Regulatory Approvals sought by such Party and, for greater certainty, unless participation by a Party is prohibited by applicable Law or by such Governmental Authority, no Party shall participate in any meeting (whether in person, by telephone or otherwise) with a Governmental Authority in respect of obtaining or concluding the required Regulatory Approvals unless it advises the other Party in advance and gives such other Party an opportunity to attend, provided, however, that this obligation shall not extend where competitively sensitive information may be discussed or communicated, in which case the other Party's outside legal counsel shall be provided with any such communications or information on an external counsel-only basis and, unless participation by a Party is prohibited by applicable Law or by such Governmental Authority, shall have the right to participate in any such meetings on an external counsel-only basis;

(g) with respect to Section 4.7(f) above, where a Party (in this Section 4.7 only, the "Disclosing Party") provides any applications, notices, filings, submissions, undertakings, correspondence, communications or other documents to the other Party (the "Receiving Party") on an external counsel-only basis, the Disclosing Party shall also provide the Receiving Party with a redacted version of any such applications, notices, filings, submissions, undertakings, correspondence, communications or other documents;

(h) the Parties shall not enter into any transaction, investment, agreement, arrangement or joint venture or take any other action, the effect of which would reasonably be expected to make obtaining the Regulatory Approvals more difficult or challenging, or reasonably be expected to delay the obtaining of Regulatory Approvals; and

(i) the Purchaser is under no obligation to take any steps or actions that would materially adversely affect the Purchaser's right to own, use or exploit its business, operations or assets or those of its affiliates, the Company or its subsidiaries or to negotiate or agree to the sale, divestiture or disposition by the Purchaser of its business, operations or assets or those of its affiliates, the Company or its subsidiaries, or to any form of behavioral remedy including an interim or permanent hold separate order.

4.8 Directors, Officers and Employees

(a) Prior to the Effective Time, the Company shall use commercially reasonable efforts to cause, and to cause its subsidiaries to cause, all directors, officers and employees of the Company and its subsidiaries whose employment or other relationship is not being continued by the Purchaser to provide resignations and releases of all claims against the Company or, at the written request of the Purchaser, shall terminate such officers and employees effective as at the Effective Time.

(b) The Purchaser agrees that it shall cause the Company, its subsidiaries and any successor to the Company (including any Surviving Corporation) to honour and comply with the terms of all of the severance payment obligations of the Company or its subsidiaries under the existing employment, consulting, change of control and severance agreements of the Company or its subsidiaries that are fully and completely disclosed in Section 4.8(b) of the Company Disclosure Letter, in exchange for the execution of full and final releases of the Company and its subsidiaries from all liability and obligations including in respect of the change of control entitlements in favour of the Company and in form and substance satisfactory to the Purchaser, acting reasonably.

(c) The Company shall be exclusively responsible and shall pay for any withholding obligations of Taxes pursuant to the Tax Act from any amounts paid for the payments contemplated in Section 4.8(b).

(d) The Purchaser will use commercially reasonable best efforts to ensure that, with effect as and from the Effective Time, the Purchaser Board will consist of nine directors, six to be nominated by the Purchaser and three to be nominated by the Company, unless otherwise agreed upon by the Parties, provided all such members of the Purchaser Board consent to act as director on the Purchaser Board, meet the qualification requirements to serve as a director under the rules and policies of the TSXV and shall be eligible under the BCBCA to serve as a director.

(e) Notwithstanding the foregoing, the Purchaser shall ensure that, with effect as and from the Effective Time, the Purchaser's management team will include the individuals set forth in Section 4.8(e) of the Company Disclosure Letter, and such persons who do not currently have an employment or consulting agreement with the Purchaser shall have entered into employment or consulting contracts reasonably acceptable to the Parties.

4.9 Indemnification and Insurance

(a) The Parties agree that all rights to indemnification now existing in favour of the present and former directors and officers of the Company (each such present or former director or officer of the Company being herein referred to as an "Indemnified Party" and such persons collectively being referred to as the "Indemnified Parties") as provided by contracts or agreements to which the Company is a party and in effect as of the date hereof, that are fully and completely disclosed in the Company Disclosure Letter and copies of which are available in the Company Diligence Information, and, as of the Effective Time, will survive the completion of the Plan of Arrangement and will continue in full force and effect and without modification, and the Company and any successor to the Company (including any Surviving Corporation) shall continue to honour such rights of indemnification and indemnify the Indemnified Parties pursuant thereto, with respect to actions or omissions of the Indemnified Parties occurring prior to the Effective Time, for six years following the Effective Date.

(b) Prior to the Effective Time, notwithstanding any other provision hereof, the Company shall purchase customary "tail" or "run off" policies of directors' and officers' liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by the Company and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser will, or will cause the Company and its subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six years following the Effective Date; provided that the cost of such policies shall not exceed 350% of the current annual premium for policies currently maintained by the Company or its subsidiaries.

(c) The provisions of this Section 4.9 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, the Company hereby confirms that it is acting as agent and trustee on their behalf. Furthermore, this Section 4.9 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

4.10 Pre-Acquisition Reorganization

(a) The Company shall use its commercially reasonable efforts to effect such reorganization of its business, operations, subsidiaries and assets or such other transactions (each, a "Pre-Acquisition Reorganization") as the Purchaser may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that the Company need not effect a Pre-Acquisition Reorganization which in the opinion of the Company, acting reasonably: (i) would require the Company to obtain the prior approval of the Company Shareholders in respect of such Pre-Acquisition Reorganization; (ii) would materially impede, delay or prevent the consummation of the Arrangement (including giving rise to litigation by third parties); or (iii) could be prejudicial to the Company or Company Shareholders or other securityholders, as a whole, in any respect.

(b) Without limiting the foregoing and other than as set forth in clause (a) above, the Company shall use its commercially reasonable efforts to obtain all necessary consents, approvals or waivers from any persons to effect each Pre-Acquisition Reorganization, and the Company shall cooperate with the Purchaser in structuring, planning and implementing any such Pre-Acquisition Reorganization. The Purchaser shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least ten (10) Business Days prior to the Effective Date. In addition:

(i) the Purchaser agrees that it will be responsible for all costs and expenses associated with any Pre-Acquisition Reorganization to be carried out at its request and shall indemnify and save harmless the Company, its subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, reasonable expenses (including actual out-of-pocket costs and expenses for filing fees and external counsel), interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization that was effected at the Purchaser's request prior to termination of this Agreement (other than due to a breach by the Company or any of its subsidiaries of the terms and conditions of this Agreement or in circumstances that would give rise to the payment of the Termination Fee by the Company to the Purchaser) or as a result of the reversal (where such reversal is determined by such Party to be necessary, acting reasonably) of all or any part of the Pre-Acquisition Reorganization steps that was effected at the Purchaser's request prior to termination of this Agreement (other than due to a breach by the Company or any of its subsidiaries of the terms and conditions of this Agreement or in circumstances that would give rise to the payment of the Termination Fee by the Company to the Purchaser), in the event the Arrangement does not proceed;

(ii) unless the Parties otherwise agree in writing, acting reasonably, the Parties shall seek to have any Pre-Acquisition Reorganization made effective as of the last moment of the day ending immediately prior to the Effective Date but after the Purchaser shall have confirmed in writing the satisfaction or waiver of all conditions in its favour in Section 7.1 and Section 7.3 and shall have confirmed in writing that it is prepared to promptly without condition proceed to effect the Arrangement. The completion of the Pre-Acquisition Reorganizations, if any, shall not be a condition of the completion of the Arrangement;

(iii) any Pre-Acquisition Reorganization shall not unreasonably interfere with the Company's material operations prior to the Effective Time;

(iv) any Pre-Acquisition Reorganization shall not require the Company to contravene any applicable Laws, its organizational documents or any Material Contract;

(v) the Company shall not be obligated to take any action that could result in any adverse Tax or other consequences to any Company Shareholders that are incrementally greater than the Taxes or other consequences that would have resulted to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization; and

(vi) such cooperation does not require the directors, officers or employees of the Company to take any action in any capacity other than as a director, officer or employee, as applicable.

(c) The Purchaser acknowledges and agrees that any planning for and implementation of any Pre-Acquisition Reorganization shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of the Company hereunder has been breached. The Purchaser and the Company shall work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization.

ARTICLE 5
ADDITIONAL AGREEMENTS

5.1 Acquisition Proposals

(a) Except as expressly provided in this Article 5 or to the extent that the Purchaser, in its sole and absolute discretion, has otherwise consented to in writing (which consent may be withheld, conditioned or delayed in the Purchaser's sole and absolute discretion), until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 6.1, the Company shall not and shall cause its subsidiaries and their respective Representatives to not, directly or indirectly through any other person:

(i) make, initiate, solicit, promote, entertain or knowingly encourage (including by way of furnishing or affording access to information or any site visit or entering into any form of agreement, arrangement or understanding (other than an Acceptable Confidentiality Agreement)), or knowingly take any other action that facilitates, directly or indirectly, any inquiry or the making of any inquiry, proposal or offer with respect to an Acquisition Proposal or that reasonably could be expected to constitute or lead to an Acquisition Proposal;

(ii) participate, directly or indirectly, in any discussions or negotiations with, furnish confidential information to, or otherwise co-operate in any way with, any person (other than the Purchaser and its subsidiaries) regarding an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to constitute or lead to an Acquisition Proposal;

(iii) make or propose publicly to make a Company Change of Recommendation;

(iv) agree to, approve, accept, recommend, enter into, or propose publicly to agree to, approve, accept, recommend or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement); or

(v) make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the approval or recommendation of the Company Board of the transactions contemplated hereby.

(b) The Company shall, and shall cause its subsidiaries and their respective Representatives to, immediately cease and terminate any solicitation, encouragement, discussion, negotiation or other activities with any person (other than the Purchaser, its subsidiaries and their respective Representatives) conducted prior to the date hereof by the Company or any of its Representatives or its subsidiaries and their Representatives with respect to any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to constitute or lead to an Acquisition Proposal and, in connection with such termination, the Company will immediately discontinue access to and disclosure of any and all information including its confidential information, and access to any data room, virtual or otherwise, to any person (other than access by the Purchaser and its Representatives) and will as soon as possible, and in any event within two (2) Business Days after the date hereof, request, and use its commercially reasonable efforts to exercise all rights it has (or cause its subsidiaries to exercise any rights that they have) to require the return or destruction of all confidential information regarding the Company or its subsidiaries previously provided in connection therewith to any person (other than the Purchaser and its Representatives) to the extent such confidential information has not already been returned or destroyed and use commercially reasonable efforts to ensure that such obligations are fulfilled.

(c) Notwithstanding anything to the contrary contained in this Agreement, in the event that the Company receives a bona fide written Acquisition Proposal from any person after the date hereof and prior to the approval of the Arrangement Resolution by Company Shareholders that did not result from a breach of this Section 5.1, and subject to the Company's compliance with Section 5.1(d), the Company and its Representatives may (i) furnish or provide access to or disclosure of information with respect to it to such person pursuant to an Acceptable Confidentiality Agreement, if and only if (A) the Company provides a copy of such Acceptable Confidentiality Agreement to the Purchaser promptly upon its execution, and (B) the Company contemporaneously provides to the Purchaser any non-public information concerning the Company that is provided to such person which was not previously provided to the Purchaser or its Representatives, and (ii) engage in or participate in any discussions or negotiations regarding such Acquisition Proposal; provided, however, that, prior to taking any action described in clauses (i) or (ii) above, the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal, if consummated in accordance with its terms would reasonably be expected to constitute a Superior Proposal.

(d) The Company shall promptly (and, in any event, within 24 hours of receipt by the Company) notify the Purchaser, at first orally and thereafter in writing, of any Acquisition Proposal (whether or not in writing) received by the Company, any inquiry received by the Company that could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request received by the Company for non-public information relating to the Company in connection with an Acquisition Proposal or for access to the properties, books or records of the Company by any person that informs the Company that it is considering making an Acquisition Proposal, including a copy of any written Acquisition Proposal, a description of the material terms and conditions of such inquiry or request and the identity of the person making such Acquisition Proposal, inquiry or request, and promptly provide to the Purchaser such other information concerning such Acquisition Proposal, inquiry or request as the Purchaser may reasonably request, including all material or substantive correspondence relating to such Acquisition Proposal. Thereafter, the Company will keep the Purchaser promptly and fully informed of the status, developments and details of any such Acquisition Proposal, inquiry or request, including any material changes, modifications or other amendments thereto.

(e) Except as expressly permitted by this Section 5.1, neither the Company Board, nor any committee thereof shall: (i) make a Company Change of Recommendation; (ii) accept, approve, endorse or recommend or publicly propose to accept, approve, endorse or recommend any Acquisition Proposal; (iii) permit the Company to accept or enter into, or publicly propose to enter into (or permit any such actions in the case of the Company Board or any committee thereof), any letter of intent, memorandum of understanding or other Contract, agreement in principle, acquisition agreement, merger agreement or similar agreement or understanding (an "Acquisition Agreement") with respect to any Acquisition Proposal; or (iv) permit the Company to accept or enter into any Contract requiring the Company to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any person proposing an Acquisition Proposal in the event that the Company completes the transactions contemplated hereby or any other transaction with the Purchaser or any of its affiliates.

(f) Notwithstanding anything to the contrary contained in Section 5.1(e), in the event the Company receives a bona fide Acquisition Proposal from any person after the date hereof and prior to the Company Meeting that the Company Board has determined is a Superior Proposal, then the Company Board may, prior to the Company Meeting, make a Company Change of Recommendation or enter into an Acquisition Agreement with respect to such Superior Proposal, but only if:

(i) the Company has been, and continues to be, in compliance with the terms of this Section 5.1(f) in all material respects;

(ii) the Company has given written notice to the Purchaser that it has received such Superior Proposal and that the Company Board has determined that (A) such Acquisition Proposal constitutes a Superior Proposal and (B) the Company Board intends to make a Company Change of Recommendation and/or enter into an Acquisition Agreement with respect to such Superior Proposal, in each case promptly following the making of such determination, together with a summary of the material terms of any proposed Acquisition Agreement or other agreement relating to such Superior Proposal (together with a copy of such agreement and any ancillary agreements and supporting materials) to be executed with the person making such Superior Proposal, and, if applicable, a written notice from the Company Board regarding the value or range of values in financial terms that the Company Board has, in consultation with financial advisors, determined should be ascribed to any non-cash consideration offered in the Superior Proposal;

(iii) a period of five (5) full Business Days (the "Superior Proposal Notice Period") shall have elapsed from the later of the date the Purchaser received the notice and documents from the Company referred to in Section 5.1(f)(ii) and, if applicable, the notice from the Company Board with respect to any non-cash consideration as contemplated in Section 5.1(f)(ii), and the date on which the Purchaser received the summary of material terms and copies of agreements and supporting materials set out in Section 5.1(f)(ii);

(iv) if the Purchaser has proposed to amend the terms of the Arrangement in accordance with Section 5.1(g), the Company Board shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal remains a Superior Proposal compared to the Arrangement as proposed to be amended by the Purchaser;

(v) in the event the Company intends to enter into an Acquisition Agreement, the Company concurrently terminates this Agreement pursuant to Section 6.1(d)(i) [Superior Proposal]; and

(vi) the Company has previously, or concurrently will have, paid to the Purchaser the Termination Fee pursuant to Section 5.2.

(g) The Company acknowledges and agrees that during the Superior Proposal Notice Period or such longer period as the Company may approve for such purpose, in its sole discretion, the Purchaser shall have the right, but not the obligation, to propose to amend the terms of this Agreement and the Arrangement in accordance with this Section 5.1(g). The Company Board will review in good faith any offer made by the Purchaser to amend the terms of this Agreement and the Arrangement in order to determine, in consultation with its financial advisors and outside legal counsel, whether the proposed amendments would, upon acceptance, result in the Acquisition Proposal that previously constituted a Superior Proposal ceasing to be a Superior Proposal. The Company agrees that, subject to the Company's disclosure obligations under applicable Securities Laws, the fact of the making of, and each of the terms of, any such proposed amendments shall be kept strictly confidential and shall not be disclosed to any person (including without limitation, the person having made the Superior Proposal), other than the Company's Representatives, without the Purchaser's prior written consent. If the Company Board determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of the amendments proposed by the Purchaser, the Company will forthwith so advise the Purchaser and the Parties will amend the terms of this Agreement and the Arrangement to reflect such offer made by the Purchaser, and the Parties agree to take such actions and execute such documents as are necessary to give effect to the foregoing. If the Company Board continues to believe in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal remains a Superior Proposal and therefore rejects the Purchaser's offer to amend this Agreement and the Arrangement, if any, the Company may, subject to compliance with the other provisions hereof, make a Company Change of Recommendation and/or enter into an Acquisition Agreement with respect to such Superior Proposal.

(h) Each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of Section 5.1(f) and shall require a new five (5) full Business Day Superior Proposal Notice Period from the date described in Section 5.1(f)(iii) with respect to such new Acquisition Proposal. In circumstances where the Company provides the Purchaser with notice of a Superior Proposal and all documentation contemplated by Section 5.1(f)(ii) on a date that is less than ten (10) Business Days prior to the Company Meeting, the Company may, and upon the request of the Purchaser, the Company shall adjourn or postpone the Company Meeting in accordance with the terms of this Agreement to a date that is not more than ten (10) days after the scheduled date of such Company Meeting, provided, however, that the Company Meeting shall not be adjourned or postponed to a date later than the tenth (10th) Business Day prior to the Outside Date.

(i) The Company Board shall reaffirm the Company Board Recommendation by news release promptly after: (i) the Company Board has determined that any Acquisition Proposal is not a Superior Proposal if the Acquisition Proposal has been publicly announced or made; or (ii) the Company Board makes the determination referred to in Section 5.1(g) that an Acquisition Proposal that has been publicly announced or made and which previously constituted a Superior Proposal has ceased to be a Superior Proposal, and the Parties have so amended the terms of this Agreement and the Arrangement. The Purchaser and its outside legal counsel shall be given a reasonable opportunity to review and comment on the form and content of any such news release and the Company shall give reasonable consideration to all amendments to such press release requested by the Purchaser and its outside legal counsel. Such news release shall state that the Company Board has determined that such Acquisition Proposal is not a Superior Proposal.

(j) The Company will not become a party to any Contract with any person subsequent to the date hereof that limits or prohibits the Company from: (i) providing or making available to the Purchaser and its affiliates and Representatives any information provided or made available to such person or its officers, directors, employees, consultants, advisors, agents or other representatives (including solicitors, accountants, investment bankers and financial advisors) pursuant to an Acceptable Confidentiality Agreement described in this Section 5.1; or (ii) providing the Purchaser and its affiliates and Representatives with any other information required to be given to it by the Company under this Section 5.1.

(k) Notwithstanding the foregoing or any other provisions of this Agreement, the Company Board has the right to respond, within the time and in the manner required by NI 62-104 and similar provisions under Securities Laws relating to the provision of a directors' circular in respect of an Acquisition Proposal or otherwise as required or permitted by applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal, provided that (i) in the good faith judgement of the Company Board, after consultation with outside legal counsel, failure to make such disclosure would be inconsistent with its fiduciary duties under applicable Law, (ii) the Company provides the Purchaser and its outside legal counsel with a reasonable opportunity to review and comment on the form and content of any such disclosure, including, but not limited to, the directors' circular or otherwise, and (iii) the Company considers all reasonable amendments to such disclosure as requested by the Purchaser and its outside legal counsel, acting reasonably. Further, nothing in this Agreement shall in any event prevent the Company Board from making any disclosure to the Company Shareholders if the Company Board, acting in good faith and upon the advice of its outside legal and financial advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Company Board or such disclosure is otherwise required under Law; provided that the Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review and comment on the form and content of any disclosure to be made pursuant to this Section 5.1(k) and shall give reasonable consideration to such comments.

(l) The Company represents and warrants that it has not waived or amended any confidentiality, standstill, non-disclosure or similar agreements, restrictions or covenant to which it or any of its subsidiaries is party. The Company agrees (i) not to release any persons from, or terminate, modify, amend or waive the terms of, any confidentiality agreement or standstill agreement or standstill provisions in any such confidentiality agreement that the Company entered into prior to the date hereof (it being acknowledged by the Purchaser that the automatic termination or release of any restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 5.1(l)), and (ii) to promptly and diligently enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it has entered into prior to the date hereof or enters into after the date hereof.

(m) Without limiting the generality of the foregoing, the Company shall ensure that its subsidiaries and their respective Representatives are aware of the provisions of this Section 5.1, and the Company shall be responsible for any breach of this Section 5.1 by any of its subsidiaries or their respective Representatives.

(n) Nothing contained in this Agreement shall prohibit the Company or the Company Board from calling and/or holding a shareholder meeting requisitioned by shareholders in accordance with the BCBCA or complying with any order of a Governmental Authority that was not solicited, supported or encouraged by the Company or any of its representatives.

5.2 Termination Fee

(a) "Termination Fee Event" means any of the following events:

(i) this Agreement shall have been terminated by the Purchaser pursuant to Section 6.1(c)(i) [Company Change of Recommendation];

(ii) this Agreement shall have been terminated by the Purchaser pursuant to Section 6.1(c)(ii) [Material Breach of Company Non-Solicitation Covenants], and both: (x) prior to such termination, a bona fide Acquisition Proposal shall have been made public or proposed publicly to the Company or the Company Shareholders after the date hereof and prior to the Company Meeting; and (y) the Company shall have completed such Acquisition Proposal within twelve (12) months after this Agreement is terminated;

(iii) this Agreement shall have been terminated by either the Company or the Purchaser pursuant to Section 6.1(b)(ii) [Failure to Obtain Company Shareholder Approval], if at the time of such termination, the Purchaser was entitled to terminate this Agreement pursuant to Section 6.1(c)(i) [Company Change of Recommendation]; or

(iv) this Agreement shall have been terminated by the Company pursuant to Section 6.1(d)(i) [Superior Proposal].

(b) If a Termination Fee Event occurs, the Company shall pay to the Purchaser a termination fee of $970,000 (the "Termination Fee") by wire transfer in immediately available funds to an account specified by the Purchaser as follows:

(i) in the case of a Termination Fee Event referred to in Section 5.2(a)(i) or 5.2(a)(iii), the Company shall pay the Termination Fee to the Purchaser within one Business Day following such termination; or

(ii) in the case of a Termination Fee Event referred to in Section 5.2(a)(ii) and 5.2(a)(iv), the Company shall pay the Termination Fee to the Purchaser upon consummation of the Acquisition Proposal referred to in Section 5.2(a)(ii) or 5.2(a)(iv), as applicable.

(c) Except as otherwise specified herein, each Party will pay its respective legal and accounting costs, fees and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs, fees and expenses whatsoever and howsoever incurred, and will indemnify and save harmless the other from and against any claim for any broker's, finder's or placement fee or commission alleged to have been incurred as a result of any action by it in connection with the transactions hereunder. The Purchaser shall pay all filing fees or similar fees payable to a Governmental Authority and applicable Taxes in connection with a Regulatory Approval. Notwithstanding the foregoing, in the event of termination of this Agreement by either the Company or the Purchaser on account of a Termination Fee Event, the Company shall pay to the Purchaser: (i) within three (3) Business Days of the termination of this Agreement pursuant to Section 5.2(a)(ii) and 5.2(a)(iv); or (ii) within 90 days of the termination of this Agreement pursuant to Section 5.2(a)(i) or 5.2(a)(iii), in each case, a payment equal to 50% of the fees and expenses reasonably incurred by the Purchaser in connection with the Purchaser Financing; provided, however, that such payment shall not exceed $300,000, and provided further that such payment shall be in addition to the payment of the Termination Fee in accordance with Section 5.2.

(d) Each of the Parties acknowledges that the agreements contained in this Section 5.2 are an integral part of the transactions contemplated in this Agreement and that without these agreements, the Parties would not enter into this Agreement.

(e) Each Party acknowledges that all of the payment amounts set out in this Section 5.2 are payments in consideration for the disposition of the Purchaser's right to receive such payment under this Agreement and represent liquidated damages which are a genuine pre-estimate of the damages which the Purchaser will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. The Company irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of an amount pursuant to this Section 5.2 in the manner provided herein is the sole and exclusive remedy of the Purchaser in respect of the event giving rise to such payment, provided, however, that nothing contained in this Section 5.2, and no payment of any such amount, shall relieve or have the effect of relieving the Company in any way from liability for damages incurred or suffered by the Purchaser as a result of an intentional or wilful breach of this Agreement, including the intentional or wilful making of a misrepresentation in this Agreement and nothing contained in this Section 5.2 shall preclude the Purchaser from seeking injunctive relief in accordance with Section 8.13 to restrain the breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith.

ARTICLE 6
TERMINATION

6.1 Termination

(a) Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by mutual written consent of the Company and the Purchaser.

(b) Termination by either the Company or the Purchaser. This Agreement may be terminated by either the Company or the Purchaser at any time prior to the Effective Time, if:

(i) the Effective Time does not occur on or before the Outside Date, except that the right to terminate this Agreement under this Section 6.1(b)(i) shall not be available to any Party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under this Agreement has been a principal cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(ii) the Company Meeting is duly convened and held and the Arrangement Resolution is not approved by the Company Shareholders in accordance with applicable Laws and the Interim Order, except that the right to terminate this Agreement under this Section 6.1(b)(ii) shall not be available to any Party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under this Agreement has been a principal cause of, or resulted in, the failure to receive approval of the Arrangement Resolution by the Company Shareholders; or

(iii) after the date hereof, any Law is enacted or made that remains in effect and that makes the completion of the Arrangement or the transactions contemplated by this Agreement illegal or otherwise prohibited, and such Law has become final and non-appealable, except that the right to terminate this Agreement under this Section 6.1(b)(iii) shall not be available to any Party unless such Party has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement.

(c) Termination by the Purchaser. This Agreement may be terminated by the Purchaser at any time prior to the Effective Time, if:

(i) either (A) the Company Board or any committee thereof fails to publicly make a recommendation that the Company Shareholders vote in favour of the Arrangement Resolution as contemplated in Section 2.2(d), Section 2.5(d) and Section 5.1(i) or the Company or the Company Board, or any committee thereof, withdraws, modifies, qualifies or changes in a manner adverse to the Purchaser, the Company Board Recommendation (it being understood that publicly taking no position or a neutral position by the Company and/or the Company Board with respect to an Acquisition Proposal for a period exceeding five (5) Business Days after an Acquisition Proposal has been publicly announced, or beyond the date which is one day prior to the Company Meeting, if sooner) shall be deemed to constitute such a withdrawal, modification, qualification or change, (B) the Purchaser requests that the Company Board reaffirm its recommendation that the Company Shareholders vote in favour of the Arrangement Resolution and the Company Board shall not have done so by the earlier of (x) the fifth (5th) Business Day following receipt of such request and (y) the Company Meeting, or (C) the Company and/or the Company Board, or any committee thereof, accepts, approves, endorses or recommends any Acquisition Proposal or proposes publicly to accept, approve, endorse or recommend any Acquisition Proposal (each of the foregoing, a "Company Change of Recommendation");

(ii) the Company has breached Section 5.1 in any material respect;

(iii) subject to compliance with Section 6.3, the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied and such breach is incapable of being cured or is not cured in accordance with the terms of Section 6.3, provided, however, that any wilful breach shall be deemed incapable of being cured, and the Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied; or

(iv) a Company Material Adverse Effect has occurred after the date of this Agreement and is continuing.

(d) Termination by the Company. This Agreement may be terminated by the Company at any time prior to the Effective Time, if:

(i) at any time prior to the approval of the Arrangement Resolution, the Company Board authorizes the Company to enter into an Acquisition Agreement (other than an Acceptable Confidentiality Agreement) with respect to a Superior Proposal in accordance with Section 5.1(f), provided that concurrently with such termination, the Company pays the Termination Fee payable pursuant to Section 5.2, as applicable;

(ii) subject to compliance with Section 6.3, the Purchaser breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied and such breach is incapable of being cured or is not cured in accordance with the terms of Section 6.3, provided, however, that any wilful breach shall be deemed incapable of being cured, and the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied; or

(iii) a Purchaser Material Adverse Effect has occurred after the date of this Agreement and is continuing.

6.2 Void upon Termination

If this Agreement is terminated pursuant to Section 6.1, this Agreement shall become void and of no force and effect and no Party will have any liability or further obligation to the other Party hereunder, except (i) any liability of the Company to pay a Termination Fee that is unpaid at the time of termination of this Agreement, and (ii) that the provisions of Section 4.3, Section 5.2, this Section 6.2 and Article 8 (other than Section 8.8) shall survive any termination hereof pursuant to Section 6.1, provided, however, that neither the termination of this Agreement nor anything contained in Section 5.2 or this Section 6.2 will relieve any Party from any liability for any intentional or wilful breach by it of this Agreement, including any intentional or wilful making of a misrepresentation in this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Confidentiality Agreement shall survive any termination hereof pursuant to Section 6.1.

6.3 Notice and Cure Provisions

If any Party determines at any time prior to the Effective Time that it intends to refuse to complete the transactions contemplated hereby because of any unfilled or unperformed condition contained in this Agreement, such Party will so notify the other Party forthwith upon making such determination in order that the other Party will have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition within a reasonable period of time, but in no event later than the Outside Date. Neither the Company nor the Purchaser may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Article 7 or exercise any termination right arising therefrom and no payments will be payable as a result of such election pursuant to Article 7 unless forthwith and in any event prior to the Effective Time the Party intending to rely thereon has given a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party giving such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is given, provided that the other Party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the Party giving such notice may not terminate this Agreement as a result thereof until the earlier of the Outside Date and the expiration of a period of 15 Business Days from such notice, and then only if such matter has not been cured by such date. If such notice has been given prior to the making of the application for the Final Order or the date of the Company Meeting, such application and/or such meetings, unless the Parties otherwise agree, will be postponed or adjourned until the expiry of such period (without causing any breach of any other provision contained herein).

ARTICLE 7
CONDITIONS PRECEDENT

7.1 Mutual Conditions Precedent

The respective obligations of the Parties to complete the Arrangement are subject to the satisfaction or mutual waiver by the Parties, on or before the Effective Date, of each of the following conditions, each of which are for the mutual benefit of the Parties and which may be waived, in whole or in part, by the mutual consent of the Purchaser and the Company at any time:

(a) the Arrangement Resolution will have been approved by the Company Shareholders at the Company Meeting in accordance with the Interim Order and applicable Laws;

(b) each of the Interim Order and Final Order will have been obtained in form and substance satisfactory to each of the Company and the Purchaser, each acting reasonably, and will not have been set aside or modified in any manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise;

(c) the necessary conditional approvals of the TSXV or authorization of NYSE American, as applicable, will have been obtained, including in respect of the listing and posting for trading of the Consideration Shares thereon;

(d) no Law will have been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceeding will otherwise have been taken or threatened under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) to make the Arrangement illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Arrangement or threatens to do so;

(e) the Consideration Shares to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and applicable securities laws of any state of the United States, provided, however, that the Company shall be not entitled to the benefit of the conditions in this Section 7.1(e), and shall be deemed to have waived such condition in the event that the Company fails to advise the Court prior to the hearing in respect of the Interim Order that the Purchaser intends to rely on the exemption from registration afforded by Section 3(a)(10) of the U.S. Securities Act based on the Court's approval of the Arrangement and comply with the requirements set forth in Section 2.12 and the Final Order shall reflect such reliance;

(f) the Replacement Options to be issued to holders of Company Options pursuant to the Plan of Arrangement shall be exempt from the registration requirements of the U.S. Securities Act in reliance on the exemption in Section 3(a)(10) thereof, it being understood that the underlying Purchaser Shares issuable upon the exercise of the Replacement Options, if any, cannot be issued in the United States or to a person in the United States in reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act and the Replacement Options may be exercised only pursuant to an effective registration statement or pursuant to a then available exemption from the registration requirements of the U.S. Securities Act and applicable securities laws of any state of the United States, if any; and

(g) this Agreement shall not have been terminated in accordance with its terms.

7.2 Additional Conditions Precedent to the Obligations of the Company

The obligation of the Company to complete the Arrangement will be subject to the satisfaction or waiver by the Company, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of the Company and which may be waived by the Company at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Company may have:

(a) the Purchaser shall have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;

(b) the representations and warranties of the Purchaser in Section 3.2 shall be true and correct (disregarding for this purpose all materiality or Purchaser Material Adverse Effect qualifications contained therein) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date) except (i) as affected by transactions, changes, conditions, events or circumstances expressly permitted by this Agreement or (ii) for breaches of representations and warranties (other than those contained in Section 3.2(a) [Organization and Qualification], Section 3.2(c) [Authority Relative to this Agreement], Section 3.2(f)(i) [Capitalization] and Section 3.2(n)(ii) [No MAE]) which have not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, it being understood that it is a separate condition precedent to the obligations of the Company hereunder that the representations and warranties made by the Purchaser in Section 3.2(a) [Organization and Qualification], Section 3.2(c) [Authority Relative to this Agreement], Section 3.2(f)(i) [Capitalization] (other than de minimis inaccuracies) and Section 3.2(n)(ii) [No MAE] must be accurate in all respects when made and as of the Effective Date;

(c) since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) a Purchaser Material Adverse Effect which is continuing at the time of closing;

(d) the Company shall have received a certificate of the Purchaser signed by a senior officer of the Purchaser and dated the Effective Date certifying that the conditions set out in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied, which certificate will cease to have any force and effect after the Effective Time;

(e) the Purchaser Board shall be composed of nine directors, six to be nominated by the Purchaser and three to be nominated by the Company, unless otherwise agreed upon by the Parties, provided all such members of the Purchaser Board consent to act as director on the Purchaser Board, meet the qualification requirements to serve as a director under the rules and policies of the TSXV and shall be eligible under the BCBCA to serve as a director;

(f) the employment or consulting agreements contemplated in Section 4.8(e) shall have been entered into;

(g) the Purchaser shall have complied with its obligations under Section 2.11 and the Depositary shall have confirmed receipt of the Consideration Shares; and

(h) the Purchaser Financing shall have closed (which, for greater certainty, refers to the issuance of the subscription receipts pursuant to the Purchaser Financing and not the release of the proceeds of the Purchaser Financing from escrow), the subscription receipt agreement entered into in connection with the Purchaser Financing shall not have terminated in accordance with its terms, and all conditions to the release of proceeds from escrow in connection with the Purchaser Financing shall have been satisfied or waived (other than the issuance of the Consideration Shares pursuant to the Arrangement and such conditions precedent that by their nature are to be satisfied at the Effective Time).

7.3 Additional Conditions Precedent to the Obligations of the Purchaser

The obligation of the Purchaser to complete the Arrangement will be subject to the satisfaction or waiver by the Purchaser, on or before the Effective Date, of each of the following conditions, each of which is for the exclusive benefit of the Purchaser and which may be waived by the Purchaser at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that the Purchaser may have:

(a) the Company shall have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;

(b) the representations and warranties of the Company in Section 3.1 shall be true and correct (disregarding for this purpose all materiality or Company Material Adverse Effect qualifications contained therein) as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct as of that date) except (i) as affected by transactions, changes, conditions, events or circumstances expressly permitted by this Agreement or (ii) for breaches of representations and warranties (other than those contained in Section 3.1(a)(i) [Organization and Qualification], Section 3.1(c) [Authority Relative to this Agreement], Section 3.1(f)(i) [Capitalization] and Section 3.1(o)(ii) [No MAE] which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, it being understood that it is a separate condition precedent to the obligations of the Purchaser hereunder that the representations and warranties made by the Company in Section 3.1(a)(i) [Organization and Qualification], Section 3.1(c) [Authority Relative to this Agreement], Section 3.1(f)(i) [Capitalization] (other than de minimis inaccuracies) and Section 3.1(o)(ii) [No MAE] must be accurate in all respects when made and as of the Effective Date;

(c) Company Shareholders shall not have exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights, in connection with the Arrangement (other than Company Shareholders representing not more than 5% of the Company Shares then outstanding);

(d) since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public), a Company Material Adverse Effect which is continuing at the time of closing;

(e) the Purchaser shall have received a certificate of the Company signed by a senior officer of the Company and dated the Effective Date certifying that the conditions set out in Section 7.3(a), 7.3(b), 7.3(c) and 7.3(d), have been satisfied, which certificate will cease to have any force and effect after the Effective Time; and

(f) there shall not be pending or threatened in writing any Proceeding by any Governmental Authority that is reasonably likely to result in any:

(i) prohibition or restriction on the acquisition by the Purchaser of any Company Shares or the completion of the Arrangement or any person obtaining from any of the Parties any material damages directly in connection with the Arrangement;

(ii) prohibition or material limit on the ownership by the Purchaser of the Company or any material portion of their respective businesses; or

(iii) imposition of limitations on the ability of the Purchaser to acquire or hold, or exercise full rights of ownership of, any Company Shares, including the right to vote such Company Shares.

ARTICLE 8
GENERAL

8.1 Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic mail addressed to the recipient as follows:

(a) if to the Purchaser:

Integra Resources Corp.
400 Burrard Street, Suite 1050
Vancouver, British Columbia V6C 3A6

Attention: George Salamis

E-mail: [contact information has been redacted]

with a copy (which will not constitute notice) to:

Cassels Brock & Blackwell LLP
HSBC Building, Suite 2200
885 West Georgia Street
Vancouver, British Columbia V6C 3E8

Attention:  David Redford and Omar Soliman

Email:  [contact information has been redacted]

(b) if to the Company:

Millennial Precious Metals Corp.
350 Bay Street, Suite 400
Toronto, Ontario M5H 2S6

Attention: Jason Kosec

E-mail: [contact information has been redacted]

with a copy (which will not constitute notice) to:

Bennett Jones LLP
100 King Street West, Suite 3400
Toronto, Ontario M5X 1A4

Attention: Ali Naushahi

E-mail: [contact information has been redacted]

or to such other street address, individual or electronic communication number or address as may be designated by notice given by either Party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic mail, on the day of transmittal thereof if given during the normal business hours of the recipient and on the next Business Day if not given during such hours on any day.

8.2 Assignment

The Company agrees that the Purchaser may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a wholly-owned direct or indirect subsidiary of the Purchaser, provided that the Purchaser shall continue to be liable jointly and severally with such subsidiary for all obligations hereunder. Subject to the foregoing, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Party.

8.3 Benefit of Agreement

This Agreement will enure to the benefit of and be binding upon the respective successors (including any successor by reason of amalgamation or statutory arrangement) and permitted assigns of the Parties.

8.4 Third Party Beneficiaries

Except as provided in Section 2.5(f), Section 4.9 and Section 4.10(b)(i), which, without limiting their terms, are intended for the benefit of the third party persons mentioned in such provisions, as and to the extent applicable in accordance with their terms (collectively, the "Third-Party Beneficiaries"), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the Parties and that no person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Purchaser acknowledges to each of the Third-Party Beneficiaries their direct rights against it under Section 2.5(f), Section 4.9 and Section 4.10(b)(i), which are intended for the benefit of, and shall be enforceable by, each Third-Party Beneficiary, his or her heirs, executors, administrators and legal representatives, and for such purpose, the Company shall hold the rights and benefits of Section 2.5(f), Section 4.9 and Section 4.10(b)(i) in trust for and on behalf of the Third-Party Beneficiaries and the Company hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third-Party Beneficiaries.

8.5 Time of Essence

Time is of the essence of this Agreement.

8.6 Governing Law; Attornment; Service of Process

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement or the Arrangement and waives, to the fullest extent possible, the defence of an inconvenient forum or any similar defence to the maintenance of proceedings in such courts.

8.7 Entire Agreement

This Agreement constitutes, together with the Confidentiality Agreement, the entire agreement between the Parties with respect to the subject matter thereof. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties with respect thereto except as expressly set forth in this Agreement and the Confidentiality Agreement.

8.8 Amendment

(a) Subject to the terms of the Interim Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by written agreement of the Parties without, subject to applicable Laws, further notice to or authorization on the part of the Company Shareholders, and any such amendment may, without limitation:

(i) change the time for performance of any of the obligations or acts of the Parties;

(ii) waive any inaccuracies or modify any representation, warranty, term or provision contained herein or in any document delivered pursuant hereto; or

(iii) waive compliance with or modify any of the conditions precedent referred to in Article 7 or any of the covenants herein contained or waive or modify performance of any of the obligations of the Parties, provided, however, that no such amendment may reduce or materially affect the consideration to be received by the Company Shareholders under the Arrangement without their approval at the Company Meeting or, following the Company Meeting, without their approval given in the same manner as required by applicable Laws for the approval of the Arrangement as may be required by the Court.

(b) Notwithstanding the foregoing, the Plan of Arrangement may only be supplemented or amended in accordance with the provisions thereof.

8.9 Waiver and Modifications

Any Party may: (a) waive, in whole or in part, any inaccuracy of, or consent to the modification of, any representation or warranty made to it hereunder or in any document to be delivered pursuant hereto; (b) extend the time for the performance of any of the obligations or acts of the other Party; (c) waive or consent to the modification of any of the covenants herein contained for its benefit or waive or consent to the modification of any of the obligations of the other Party hereto; or (d) waive the fulfillment of any condition to its own obligations contained herein. No waiver or consent to the modifications of any of the provisions of this Agreement will be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, will be limited to the specific breach or condition waived. The rights and remedies of the Parties hereunder are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a Party of any right or remedy precludes or otherwise affects any further exercise of such right or remedy or the exercise of any other right or remedy to which that Party may be entitled. No waiver or partial waiver of any nature, in any one or more instances, will be deemed or construed as a continued waiver of any condition or breach of any other term, representation or warranty in this Agreement.

8.10 Severability

If any provision of this Agreement is determined by any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.11 Mutual Interest

Notwithstanding the fact that any part of this Agreement has been drafted or prepared by or on behalf of one of the Parties, all Parties confirm that they and their respective legal counsel have reviewed and negotiated this Agreement and that the Parties have adopted this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and the Parties waive the application of any Laws or rules of construction providing that ambiguities in any agreement or other document will be construed against the Party drafting such agreement or other document and agree that no rule of construction providing that a provision is to be interpreted in favour of the person who contracted the obligation and against the person who stipulated it will be applied against any Party.

8.12 Further Assurances

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Parties may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

8.13 Injunctive Relief

Subject to Section 5.2(e), the Parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at law. It is accordingly agreed that the Parties will be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived, this being in addition to any other remedy to which a Party may be entitled at law or in equity.

8.14 No Personal Liability

(a) No director, officer or employee of the Purchaser will have any personal liability to the Company under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of the Purchaser.

(b) No director, officer or employee of the Company will have any personal liability to the Purchaser under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of the Company.

8.15 Counterparts

This Agreement may be executed and delivered in any number of counterparts (including by facsimile or electronic transmission), each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

[The remainder of this page is intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

INTEGRA RESOURCES CORP.

By:	(signed) "George Salamis"
Name: George Salamis
Title: President and Chief Executive Officer

MILLENNIAL PRECIOUS METALS CORP.

By:	(signed) "Jason Kosec"
Name: Jason Kosec
Title: President and Chief Executive Officer

SCHEDULE A
PLAN OF ARRANGEMENT

See attached.

A-1

SCHEDULE A
TO THE ARRANGEMENT AGREEMENT

PLAN OF ARRANGEMENT

UNDER DIVISION 5 OF PART 9 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE ONE
DEFINITIONS AND INTERPRETATION

Section 1.01 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below and grammatical variations of those words and terms shall have corresponding meanings:

(a) "Arrangement" means the arrangement of the Company under Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Purchaser and the Company, each acting reasonably;

(b) "Arrangement Agreement" means the arrangement agreement dated as of February 26, 2023 between the Purchaser and the Company (including the Schedules attached thereto), as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms thereof;

(c) "Arrangement Resolution" means the special resolution approving the Arrangement to be considered at the Company Meeting, substantially in the form and content of Schedule B to the Arrangement Agreement;

(d) "BCBCA" means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

(e) "Business Day" means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Toronto, Ontario or in Vancouver, British Columbia are authorized or required by applicable Law to be closed;

(f) "Code" means the United States Internal Revenue Code of 1986, as amended;

(g) "Company" means Millennial Precious Metals Corp., a corporation organized under the laws of the Province of British Columbia;

(h)  "Company Circular" means the notice of meeting and accompanying management information circular (including all schedules, appendices and exhibits thereto, and information incorporated by reference therein) to be sent to the Company Shareholders in connection with the Company Meeting, including any amendments or supplements thereto;

(i) "Company Meeting" means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering the Arrangement Resolution and for any other purpose as may be set out in the Company Circular;

(j) "Company Option In-The-Money Amount" means, in respect of a Company Option, the amount, if any, by which the total fair market value of the Company Shares that a holder is entitled to acquire on exercise of the Company Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Company Shares at that time;

(k) "Company Option Plan" means the stock option plan of the Company, which plan was most recently approved by the Company Shareholders on June 27, 2022;

(l) "Company Optionholder" means a holder of one or more Company Options;

(m) "Company Options" means options to acquire Company Shares granted pursuant to or otherwise subject to the Company Option Plan;

(n) "Company RSU Holder" means a holder of one or more Company RSUs;

(o) "Company RSU Plan" means the amended and restated restricted share unit plan of the Company, which plan was most recently approved by the Company Shareholders on June 27, 2022;

(p) "Company RSUs" means restricted share units granted pursuant to or otherwise subject to the Company RSU Plan;

(q) "Company Shareholder" means a holder of one or more Company Shares;

(r) "Company Shares" means the common shares in the capital of the Company;

(s) "Company Warrant Indenture" means the warrant indenture dated June 16, 2022 between the Company and TSX Trust Company, as the same may be amended or supplemented from time to time;

(t) "Company Warrantholder" means a holder of one or more Company Warrants;

(u) "Company Warrants" means warrants to acquire Company Shares;

(v)  "Consideration Shares" means the Purchaser Shares to be issued pursuant to the Arrangement;

(w) "Court" means the Supreme Court of British Columbia, or other court as applicable;

(x) "Depositary" means TSX Trust Company or any other trust company, bank or other financial institution agreed to in writing by each of the Company and the Purchaser, acting reasonably, for the purpose of, among other things, exchanging certificates representing Company Shares for the Share Consideration in connection with the Arrangement;

(y)  "Dissent Rights" has the meaning ascribed thereto in Section 4.01;

(z) "Dissenting Company Shareholder" means a registered Company Shareholder who: (i) has duly and validly exercised their Dissent Rights in strict compliance with the dissent procedures set out in Division 2 of Part 8 of the BCBCA, as modified by the Interim Order and this Plan of Arrangement; and (ii) has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(aa) "DRS statement" means a direct registration statement;

(bb) "Effective Date" means the date designated by the Purchaser and the Company by notice in writing as the effective date of the Arrangement, after the satisfaction or waiver (subject to applicable Laws) of all of the conditions to completion of the Arrangement as set forth in the Arrangement Agreement (excluding conditions that by their terms cannot be satisfied until the Effective Date) and delivery of all documents agreed to be delivered thereunder to the satisfaction of the parties thereto, acting reasonably, and in the absence of such agreement, three (3) Business Days following the satisfaction or waiver (subject to applicable Laws) of all conditions to completion of the Arrangement as set forth in the Arrangement Agreement (excluding conditions that by their terms cannot be satisfied until the Effective Date);

(cc) "Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as the Company and the Purchaser may agree upon in writing;

(dd) "Exchange Ratio" means 0.23;

(ee) "Final Order" means the order of the Court approving the Arrangement under Section 291(4) of the BCBCA, after being informed of the intention to rely upon the exemption from registration pursuant to Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares and the Replacement Options issued pursuant to the Arrangement, in form and substance acceptable to both the Company and the Purchaser, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment, modification, supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

(ff) "Former Company Shareholders" means the Company Shareholders immediately prior to the Effective Time (including, for greater certainty, Company RSU Holders whose Company RSUs shall settle at the Effective Time for Company Shares in accordance with Section 3.01(a));

(gg) "Governmental Authority" means: (a) any international, multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing; (b) any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing; and (c) any stock exchange, including the TSXV;

(hh) "Interim Order" means the interim order of the Court to be issued following the application therefor submitted to the Court pursuant to Section 291(2) of the BCBCA as contemplated by the Arrangement Agreement, after being informed of the intention to rely upon the exemption from registration pursuant to Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares and the Replacement Options issued pursuant to the Arrangement, in form and substance acceptable to both the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both the Company and the Purchaser, each acting reasonably;

(ii) "Laws" means all laws, statutes, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements, including applicable United States federal and state laws, of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term "applicable" with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

(jj) "Letter of Transmittal" means the letter of transmittal to be delivered by the Company to the Company Shareholders providing for the delivery of Company Shares to the Depositary;

(kk) "Liens" means any pledge, claim, lien, charge, option, hypothec, mortgage, deed of trust, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

(ll) "Plan of Arrangement" means this plan of arrangement as amended, modified or supplemented from time to time in accordance with the Arrangement Agreement and this plan of arrangement or at the direction of the Court in the Final Order, with the consent of the Company and the Purchaser, each acting reasonably;

(mm) "Purchaser" means Integra Resources Corp., a corporation organized under the laws of the Province of British Columbia;

(nn) "Purchaser Shares" means common shares in the capital of the Purchaser;

(oo) "Replacement Option" has the meaning ascribed thereto in Section 3.01(d);

(pp) "Replacement Option In-The-Money Amount" means in respect of a Replacement Option the amount, if any, by which the total fair market value of the Purchaser Shares that a holder is entitled to acquire on exercise of the Replacement Option at and from the Effective Time exceeds the aggregate exercise price to acquire such Purchaser Shares;

(qq) "Share Consideration" means 0.23 of a Purchaser Share for each Company Share;

(rr) "Tax Act" means the Income Tax Act (Canada), as amended;

(ss) "TSXV" means the TSX Venture Exchange;

(tt) "United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

(uu) "U.S. Securities Act" means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

Section 1.02 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.03 Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.04 Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.05 Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.06 Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

Section 1.07 Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

ARTICLE TWO
ARRANGEMENT AGREEMENT AND BINDING EFFECT

Section 2.01 Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein. If there is any conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement regarding the Arrangement, the provisions of the Plan of Arrangement shall govern.

Section 2.02 Binding Effect

As of and from the Effective Time, this Plan of Arrangement will become effective and shall be binding upon the Purchaser, the Company, all registered and beneficial Company Shareholders, including the Dissenting Company Shareholders, Company Optionholders, Company RSU Holders and Company Warrantholders, the registrar and transfer agent of the Company, the Depositary and all other persons, without any further act or formality required on the part of any person.

ARTICLE THREE
ARRANGEMENT

Section 3.01 Arrangement

Commencing at the Effective Time on the Effective Date, each of the events set out below shall occur and shall be deemed to occur sequentially in the following order without any further authorization, act or formality of or by the Company, the Purchaser or any other person:

(a) each Company RSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall and shall be deemed to unconditionally and immediately vest in accordance with the terms of the Company RSU Plan and shall be settled by the Company at the Effective Time in exchange for one Company Share, less applicable withholdings pursuant to Section 6.04, and each Company RSU Holder shall be entered in the register of the Company Shareholders maintained by or on behalf of Company as the holder of such Company Shares and such Company Shares shall be deemed to be issued to such Company RSU Holder as fully paid and non-assessable shares in the capital of the Company, provided that no certificates or DRS statements shall be issued with respect to such Company Shares, and each such Company RSU shall be immediately cancelled and the holders of such Company RSUs shall cease to be holders thereof and to have any rights as holders of Company RSUs. Each Company RSU Holder's name shall be removed from the register of Company RSUs maintained by or on behalf of the Company and all agreements relating to the Company RSUs shall be terminated and shall be of no further force and effect;

(b) each Company Share held by a Dissenting Company Shareholder, who has validly exercised their Dissent Rights and which Dissent Rights remain valid immediately prior to the Effective Time, shall be, and shall be deemed to be, transferred by the holder thereof, free and clear of all Liens, to the Company for the amount therefor determined and payable under ARTICLE Four hereof, and: (i) the name of such Dissenting Company Shareholder shall be removed from the register of the Company Shareholders maintained by or on behalf of the Company and each such Company Share shall be cancelled and cease to be outstanding; and (ii) such Dissenting Company Shareholder shall cease to be the holder of each such Company Share and to have any rights as a Company Shareholder other than the right to be paid the fair value for each such Company Share as set out in ARTICLE Four;

(c) each Company Share (including Company Shares issued pursuant to Section 3.01(a), but excluding any Company Shares held by a Dissenting Company Shareholder or the Purchaser or any subsidiary of the Purchaser) shall be, and shall be deemed to be, transferred by the holder thereof, free and clear of all Liens, to the Purchaser and, in consideration therefor, the Purchaser shall issue the Share Consideration for each Company Share, subject to Section 3.03 and ARTICLE Six, and: (i) the holders of such Company Shares shall cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares, other than the right to be issued the Share Consideration by the Purchaser in accordance with this Plan of Arrangement; (ii) such holders' names shall be removed from the register of the Company Shareholders maintained by or on behalf of the Company; and (iii) the Purchaser shall be, and shall be deemed to be, the transferee of such Company Shares, free and clear of all Liens, and shall be entered in the register of the Company Shareholders maintained by or on behalf of the Company as the holder of such Company Shares; and

(d) each Company Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall be transferred to the Purchaser and the holder thereof shall receive in consideration therefor an option (each, a "Replacement Option") to purchase from the Purchaser such number of Purchaser Shares (rounded down to the nearest whole number) equal to: (A) the Exchange Ratio; multiplied by (B) the number of Company Shares subject to such Company Option immediately prior to the Effective Time, at an exercise price per Purchaser Share (rounded up to the nearest whole cent) equal to: (M) the exercise price per Company Share otherwise purchasable pursuant to such Company Option immediately prior to the Effective Time; divided by (N) the Exchange Ratio, exercisable until the original expiry date of such Company Option. Except as set out above, all other terms and conditions of each Replacement Option, including the vesting terms and conditions to and manner of exercising, will be the same as the Company Option so exchanged, and shall be governed by the terms of the Company Option Plan, and any document evidencing a Company Option shall thereafter evidence and be deemed to evidence such Replacement Option and no certificates evidencing Replacement Options shall be issued. It is intended that the provisions of subsection 7(1.4) of the Tax Act (and any corresponding provisions of any applicable provincial or territorial law) apply to the exchange of Company Options provided for in this Section 3.01(d). As a result, in the event that the Replacement Option In-The-Money Amount in respect of a Replacement Option exceeds the Company Option In-The-Money Amount in respect of a Company Option, the exercise price per Purchaser Share of such Replacement Option will be increased accordingly with effect at and from the Effective Time by the minimum amount necessary to ensure that the Replacement Option In-The-Money Amount in respect of a Replacement Option does not exceed the Company Option In-The-Money Amount in respect of a Company Option.

The exchanges, transfers and cancellations provided for in this Section 3.01 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

Section 3.02 Purchaser Shares

All Purchaser Shares issued pursuant to this Plan of Arrangement shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares.

Section 3.03 Fractional Shares

In no event shall any fractional Purchaser Shares be issued to Former Company Shareholders under this Plan of Arrangement. Where the aggregate number of Purchaser Shares to be issued to a Former Company Shareholder as consideration under this Plan of Arrangement would result in a fraction of a Purchaser Share being issuable, the number of Purchaser Shares to be issued to such Company Shareholder shall be rounded down to the nearest whole Purchaser Share and no Former Company Shareholder will be entitled to any compensation in respect of a fractional Purchaser Share.

ARTICLE FOUR
DISSENT RIGHTS

Section 4.01 Dissent Rights

Pursuant to the Interim Order, each registered Company Shareholder may exercise rights of dissent ("Dissent Rights") in respect of all Company Shares held by such holder as a registered holder thereof in connection with the Arrangement pursuant to and in strict compliance with the procedures set forth in Division 2 of Part 8 of the BCBCA, all as modified by this ARTICLE Four, the Interim Order and the Final Order; provided that the written notice setting forth the objection of such registered Company Shareholder to the Arrangement Resolution contemplated by Section 242(1) of the BCBCA must be received by the Company not later than 5:00 p.m. (Vancouver time) on the day that is two (2) Business Days immediately before the date of the Company Meeting (as it may be adjourned or postponed from time to time). Each Company Shareholder who duly exercises its Dissent Rights and who:

(a) is ultimately entitled to be paid fair value by the Company for the Company Shares in respect of which they have exercised Dissent Rights: (i) will be deemed not to have participated in the transactions in ARTICLE Three (other than Section 3.01(b)); (ii) will be entitled to be paid the fair value of such Company Shares by the Company, which fair value, notwithstanding anything to the contrary contained in Sections 244 and 245 of the BCBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted; (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Company Shareholder had not exercised its Dissent Rights in respect of such Company Shares and (iv) will be deemed to have transferred and assigned their Company Shares (free and clear of all Liens) to the Company pursuant to Section 3.01(b) in consideration for such fair value; or

(b) is ultimately not entitled, for any reason, to be paid fair value for the Company Shares in respect of which they have exercised Dissent Rights, will be deemed to have participated in the Arrangement on the same basis as a Company Shareholder who has not exercised Dissent Rights and shall be entitled to receive only the Share Consideration contemplated by Section 3.01(c) that such Company Shareholder would have received pursuant to the Arrangement if such Company Shareholder had not exercised its Dissent Rights.

In no case will the Purchaser, the Company or any other person be required to recognize any Dissenting Company Shareholder as a holder of Company Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.01(b), and each Dissenting Company Shareholder will cease to be entitled to the rights of a Company Shareholder in respect of the Company Shares in respect of which they have exercised Dissent Rights. The name of such Dissenting Company Shareholder shall be removed from the register of Company Shareholders as to those Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.01(b) occurs. In addition to any other restrictions under Division 2 of Part 8 of the BCBCA, none of the following persons shall be entitled to exercise Dissent Rights: (i) any holder of Company Options, Company RSUs or Company Warrants; (ii) any Company Shareholder who votes or has instructed a proxyholder to vote such Company Shareholder's Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares); and (iii) any beneficial Company Shareholder.

ARTICLE FIVE
COMPANY WARRANTS

Section 5.01 Company Warrants

In accordance with the terms of the Company Warrant Indenture or the certificate evidencing the applicable Company Warrant, each holder of a Company Warrant, to the extent the holder of such Company Warrant has not exercised its rights of acquisition thereunder prior to the Effective Time, shall, upon the exercise of such rights, be entitled to be issued and receive and shall accept for the same aggregate consideration, upon such exercise, in lieu of the number of Company Shares to which such holder was theretofore entitled upon exercise of such Company Warrants, the kind and aggregate number of Purchaser Shares that such holder would have been entitled to be issued and receive if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Company Shares to which such holder was theretofore entitled upon exercise of such Company Warrants. Each Company Warrant, if applicable, shall continue to be governed by and be subject to the terms of the Company Warrant Indenture or the certificate evidencing the applicable Company Warrant.

Section 5.02 Exercise of Company Warrants Post-Effective Time

Upon any exercise of a Company Warrant following the Effective Time, the Company shall: (i) deliver, or cause to be delivered, the Purchaser Shares needed to settle such exercise; and (ii) cause the Purchaser to issue the necessary number of Purchaser Shares needed to settle such exercise.

Section 5.03 Idem

This ARTICLE Five is subject to adjustment in accordance with the terms of the Company Warrant Indenture or the certificate evidencing the applicable Company Warrant.

ARTICLE SIX
DELIVERY OF SHARE CONSIDERATION

Section 6.01 Delivery of Share Consideration

(a) Following receipt of the Final Order and prior to the Effective Date, the Purchaser shall deliver, or cause to be delivered, for the benefit of applicable holders of Company Shares (including Company RSU Holders whose Company RSUs are settled for Company Shares in accordance with Section 3.01(a)), a sufficient number of Purchaser Shares to the Depositary to satisfy the aggregate Share Consideration deliverable to the Company Shareholders (including Company RSU Holders whose Company RSUs are settled for Company Shares in accordance with Section 3.01(a)) in accordance with Section 3.01(c) (other than Company Shareholders who have validly exercised Dissent Rights and who have not withdrawn their notice of objection or the Purchaser or any subsidiary of the Purchaser), which Purchaser Shares shall be held by the Depositary as agent and nominee for such Former Company Shareholders for distribution to such Former Company Shareholders in accordance with the provisions of this ARTICLE Six.

(b) Upon surrender to the Depositary of a certificate or a DRS statement which immediately before the Effective Time represented one or more outstanding Company Shares that were transferred to the Purchaser in accordance with Section 3.01(c), together with a duly completed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require and such other documents and instruments as would have been required to effect the transfer of the Company Shares formerly represented by such certificate or DRS statement under the terms of such certificate or DRS statement, the BCBCA, the Securities Transfer Act (British Columbia) and the articles and notice of articles of the Company, the former holder of such Company Shares shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, or make available for pick up at its offices during normal business hours, certificates or DRS statements representing the Share Consideration that such holder is entitled to receive in accordance with Section 3.01(c), less applicable withholdings pursuant to Section 6.04, and any certificate or DRS statement representing Company Shares so surrendered shall forthwith thereafter be cancelled. Notwithstanding the foregoing, holders of Company RSUs who received Company Shares pursuant to Section 3.01(a) shall not receive certificates or DRS statements representing such Company Shares and, accordingly, shall not be required to deliver a Letter of Transmittal or any such certificates or DRS statements in respect of such Company Shares.

(c) Until surrendered as contemplated by Section 6.01(b), each certificate or DRS statement that immediately prior to the Effective Time represented one or more Company Shares (other than Company Shares in respect of which Dissent Rights have been validly exercised and not withdrawn or held by the Purchaser or any subsidiary of the Purchaser), shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Share Consideration that the holder of such certificate or DRS statement is entitled to receive in accordance with Section 3.01, less applicable withholdings pursuant to Section 6.04.

(d) After the Effective Time, each document formerly representing Company Options will be deemed to represent Replacement Options as provided in Section 3.01(d), provided that upon any transfer of such document formerly representing Company Options after the Effective Time, the Purchaser shall issue a new document representing the relevant Replacement Options and such document formerly representing Company Options shall be deemed to be cancelled.

(e) No holder of Company Shares, Company Options, Company RSUs or Company Warrants shall be entitled to receive any consideration or entitlement with respect to such Company Shares, Company Options, Company RSUs or Company Warrants other than any consideration or entitlement to which such holder is entitled to receive in accordance with this Plan of Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

Section 6.02 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were transferred pursuant to Section 3.01(c) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Share Consideration that such Former Company Shareholder has the right to receive in accordance with Section 3.01(c) in accordance with such Former Company Shareholder's duly completed and executed Letter of Transmittal. When authorizing such exchange for any lost, stolen or destroyed certificate, the person to whom such Share Consideration is to be delivered shall as a condition precedent to the delivery of such Share Consideration, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and the Company in a manner satisfactory the Purchaser, acting reasonably, against any claim that may be made against the Purchaser or the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 6.03 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made on or after the Effective Date with respect to the Purchaser Shares with a record date on or after the Effective Date shall be payable or paid to the holder of any unsurrendered certificates or DRS statements that, immediately prior to the Effective Time, represented outstanding Company Shares, until the surrender of such certificates or DRS statements in exchange for the Share Consideration issuable therefor pursuant to the terms of this Plan of Arrangement. Subject to applicable law and to Section 6.04, at the time of such surrender, there shall, in addition to the delivery of a certificate or DRS statement representing the Purchaser Shares to which such Former Company Shareholder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date on or after the Effective Date theretofore paid with respect to such Purchaser Shares.

Section 6.04 Withholding Rights

The Company, the Purchaser, the Depositary and any other person, as applicable, will be entitled to deduct and withhold or direct any other person to deduct and withhold on their behalf, from any consideration otherwise payable, issuable or otherwise deliverable to any Company Shareholder or any other securityholder of the Company under this Plan of Arrangement (including any payment to Dissenting Company Shareholders, holders of Company Options, holders of Company RSUs or holders of Company Warrants, as applicable), the Arrangement Agreement or any other agreements involving change of control payments or other entitlements to holders of Company Options, holders of Company RSUs or holders of Company Warrants, as applicable, and which are triggered in connection with the Arrangement, such amounts as the Company, the Purchaser, the Depositary or any other person, as the case may be, is required to deduct or withhold from such payment under the Tax Act, the Code, and the rules and regulations promulgated thereunder, or any provision of any federal, provincial, territorial, state, local or foreign tax law as is required to be so deducted or withheld by the Company, the Purchaser, the Depositary or any other person, as the case may be. For all purposes under this Plan of Arrangement, all such deducted or withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of the Company, the Purchaser, the Depositary or any other person, as the case may be. Each of the Company, the Purchaser, the Depositary or any other person that makes a payment under this Plan of Arrangement, is hereby authorized to sell or otherwise dispose, on behalf of such person, such portion of Company Shares, Purchaser Shares or other securities otherwise deliverable to such person under this Plan of Arrangement, as is necessary to provide sufficient funds (after deducting commissions payable and other costs and expenses) to the Company, the Purchaser, the Depositary or such other person, as the case may be, to enable it to comply with any deduction or withholding permitted or required under this Section 6.04, and shall remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Authority and any amount remaining following the sale, deduction or withholding and remittance shall be paid to the person entitled thereto as soon as reasonably practicable. None of the Company, the Purchaser, the Depositary or any other person will be liable for any loss arising out of any sale under this Section 6.04.

Section 6.05 Limitation and Proscription

If any Former Company Shareholder fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under Section 6.01 or Section 6.02 in order for such Former Company Shareholder to receive the Share Consideration to which such Former Company Shareholder is entitled to receive pursuant to Section 3.01(c), on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date: (a) such Former Company Shareholder will be deemed to have donated and forfeited to the Purchaser or its successors any Share Consideration held by the Depositary in trust for such Former Company Shareholder to which such Former Company Shareholder is entitled and (b) any certificate representing Company Shares formerly held by such Former Company Shareholder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to the Purchaser and will be cancelled. Neither the Company nor the Purchaser, nor any of their respective successors, will be liable to any person in respect of any Share Consideration (including any consideration previously held by the Depositary in trust for any such Former Company Shareholder) which is forfeited to the Company or the Purchaser or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

Section 6.06 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 6.07 Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Company Options, Company RSUs and Company Warrants issued prior to the Effective Time, (b) the rights and obligations of the Company Shareholders, the Company Optionholders, the Company RSU Holders and the Company Warrantholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares, Company Options, Company RSUs or Company Warrants shall be deemed to have been settled, compromised, released and determined without liability of the Company or Purchaser except as set forth in this Plan of Arrangement.

ARTICLE SEVEN
AMENDMENTS

Section 7.01 Amendments to Plan of Arrangement

(a) The Purchaser and the Company reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by the Purchaser and the Company (subject to the Arrangement Agreement), (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to or approved by the Company Shareholders if and as required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting (provided that the Purchaser or the Company (subject to the Arrangement Agreement) have each consented thereto in writing), with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of the Purchaser and the Company (in each case, acting reasonably); and (ii) if required by the Court or applicable Law, it is consented to by some or all of the Company Shareholders voting in the manner directed by the Court.

(d) Notwithstanding the foregoing provisions of this Section 7.01, any amendment, modification or supplement to this Plan of Arrangement may be made by the Purchaser and the Company without the approval or communication to the Court or Company Shareholders, provided that it concerns a matter that, in the reasonable opinion of the Purchaser and the Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and does not have the effect of reducing the Share Consideration and is not otherwise adverse to the economic interest of any Company Shareholder.

(e) This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE EIGHT
FURTHER ASSURANCES

Section 8.01 Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Company and the Purchaser will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

ARTICLE NINE
US SECURITIES LAW EXEMPTION

Section 9.01 U.S. Securities Law Exemption

Notwithstanding any provision herein to the contrary, the Company and the Purchaser each agree that the Plan of Arrangement will be carried out with the intention that, and they will use their commercially reasonable best efforts to ensure that, all: (a) Consideration Shares to be issued to Company Shareholders in the United States under the Arrangement will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement; and (b) Replacement Options to be issued to Company Optionholders in the United States in exchange for Company Options outstanding immediately prior to the Effective Time, pursuant to the Plan of Arrangement, in each case, will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement. Company Optionholders entitled to receive Replacement Options will be advised that the Replacement Options issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by the Purchaser in reliance on the exemption from registration under Section 3(a)(10) of the U.S. Securities Act, but that such exemption does not exempt the issuance of securities upon the exercise of such Replacement Options; therefore, the underlying Purchaser Shares issuable upon the exercise of the Replacement Options, if any, cannot be issued in the United States in reliance upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act and the Replacement Options may only be exercised pursuant to an effective registration statement or pursuant to a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any.

SCHEDULE B
ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

A. The arrangement (as it may be modified or amended, the "Arrangement") under Division 5 of Part 9 of the Business Corporations Act (British Columbia) involving Millennial Precious Metals Corp. (the "Company"), its shareholders and Integra Resources Corp. (the "Purchaser"), all as more particularly described and set forth in the plan of arrangement (as it may be amended, modified or supplemented, the "Plan of Arrangement") attached as Appendix ⬤ to the Management Information Circular of the Company dated ⬤, 2023, and all transactions contemplated thereby, are hereby authorized, approved and adopted.

B. The arrangement agreement dated as of February 26, 2023 between the Company and the Purchaser, as it may be amended, modified or supplemented from time to time (the "Arrangement Agreement"), and the transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder are hereby confirmed, ratified, authorized and approved.

C. The Company is hereby authorized to apply for a final order from the Supreme Court of British Columbia (the "Court") to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.

D. Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by shareholders of the Company or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered without further notice to or approval of any shareholders of the Company: (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or Plan of Arrangement; and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

E. Any director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person's opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

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